Form 10-K, Exhibit 13
period 1993-12-31
ALEXANDER & ALEXANDER SERVICES INC
filed 1994-03-31
CIK 3449

Alexander & Alexander 1993 Annual Report


[Graphic design of the words "Alignment", "Partnering", "Information and Technology", "Productivity" and "Globalization"]

["Alexander & Alexander" logo]

Alexander & Alexander Services Inc. at a Glance

Alexander & Alexander Services Inc. is a global organization of professional advisers providing risk management, insurance brokerage and human resource management consulting services from more than 300 offices in over 80 countries.

[Sources of Revenue Pie Chart: shows sources of revenue by core business. Does not include percentages. Risk Management & Insurance Services is approximately two-thirds, with Human Resource Management Consulting Services, Reinsurance Broking and Specialist Insurance Broking approximately dividing the remaining one-third.]

Risk Management & Insurance Services

Alexander & Alexander works on behalf of clients to design and implement integrated insurance and risk management programs. We have access to world insurance markets and the resources to help clients address their risk assessment, risk control and risk financing requirements.

Specialist Insurance Broking

Alexander Howden Intermediaries places large and complex risks that require access to wholesale and specialist insurance markets in London, Europe and internationally. Excess and surplus, specialty lines and facultative reinsurance placements are also handled by AHI.

Reinsurance Broking

Alexander Howden Reinsurance Brokers Limited is one of the leading reinsurance broking companies operating in the London and international markets. Through a network of offices worldwide, AHRB provides a range of broking and associated services to insurance and reinsurance companies and Lloyd's syndicates.

Human Resource Management Consulting Services

The Alexander Consulting Group Inc. provides advisory and support services in human resource management, including organizational effectiveness, integrated information technologies, strategic health care and flexible compensation, retirement planning and actuarial services. ACG also offers brokerage services for group health and welfare, special risk and association/mass marketing insurance coverage.

Financial Highlights

Alexander & Alexander Services Inc. & Subsidiaries
(in millions, except per share amounts)

                                                      1993      1992      1991
- ------------------------------------------------------------------------------
Operating Results:
     Operating Revenues                           $1,341.6  $1,369.5  $1,385.1
     Operating Income                                 52.3      85.5      16.4
     Income (Loss) from Continuing Operations (a)     23.6      57.1      (9.5)
     Loss from Discontinued Operations (b)              --    (145.0)       --
     Cumulative Effect of Change in Accounting         3.3        --      (2.2)
     Net Income (Loss)                                26.9     (87.9)    (11.7)
- ------------------------------------------------------------------------------
Per Common Share:
     Income (Loss) from Continuing Operations     $    .40  $   1.32    $ (.22)
     Loss from Discontinued Operations                  --     (3.35)       --
     Cumulative Effect of Change in Accounting         .08        --      (.05)
     Net Income (Loss)                                 .48     (2.03)     (.27)
     Dividends Paid                                   1.00      1.00      1.00
- ------------------------------------------------------------------------------
Financial Position:
     Total Assets                                 $2,793.8  $2,609.6  $2,737.8
     Stockholders' Equity                            276.2     185.5     370.1
     Long-Term Debt                                  111.8     125.1     169.9
- ------------------------------------------------------------------------------
Other Data:
     Average Common Shares Outstanding                43.4      43.2      43.1
     Number of Employees (thousands)                  14.5      14.9      15.8
- ------------------------------------------------------------------------------

(a) Income (loss) from continuing operations includes restructuring and other special charges of $13.9 million in 1992 and $48.2 million in 1991.
(b) The 1992 loss from discontinued operations primarily reflects an increase in the Company's estimated liabilities under indemnities provided to the purchasers of discontinued businesses.


Contents

 2. Message from the Chairman
 7. Operational Highlights
14. Financial Contents
43. Board of Directors & Officers,
    Major Subsidiaries and Operating Units
44. Investor Information
45. A&A Around the World

[Head shot of Dr. Robert E. Boni, Chairman of the board]

[Caption: "Robert E. Boni, Chairman of the Board"]

     In January 1994, Dr. Robert E. Boni was elected non-executive chairman of the Board of Directors of Alexander & Alexander Services Inc. He succeeded T.H. Irvin, who announced plans to retire as A&A's chairman and chief executive officer.

     Dr. Boni, 66, joined A&A's Board of Directors in 1988. He is chairman of its Executive Committee and a member of the Audit, Nominating and Compensation & Benefits committees.

     From 1985 to 1990, Dr. Boni was chairman and CEO of Armco Inc., where he restructured insurance, aerospace, steel and oilfield equipment manufacturing operations. He joined Armco in 1956 as a research engineer after earning a Ph.D. in metallurgical engineering from Carnegie-Mellon University.

To our Shareholders:

     After my first few months as chairman of Alexander & Alexander Services Inc., I want to give you a frank assessment of the company's current condition and future prospects. I also want you to know what the Board of Directors is doing to deal with some of the issues facing A&A.

     Since my election in January, I have talked with employees and clients as well as with the financial community and journalists. I have met individually with the company's entire senior management. There is a remarkable consensus:
A&A requires dramatic change to improve financial performance, to fix certain operations, and to regain its position of industry leadership.

     I am a firm advocate of change--not for its own sake, but rather for change that leads to substantive progress in the pursuit of our corporate purpose. A&A's strengths in insurance and reinsurance broking and in risk and human resource management consulting are well-established. We have thousands of capable and dedicated employees serving clients around the world.

     On this foundation, the company will address its future with renewed vigor. I cannot promise an immediate transformation. As 1993's financial results show, we have our work cut out for us. With net income of only $26.9 million, or $0.48 per share, it is not surprising that A&A faced blunt questions about corporate direction as the year ended.

     Some of A&A's difficulties are due to external factors--such as unusually competitive business conditions. But other problems have been self-inflicted. For example, crucial areas of our global risk management and insurance services group have not always performed as well as they should have.

     On a corporate level, discontinued operations and litigation have sapped excessive amounts of management's attention. Core businesses have occasionally operated without the requisite balance of freedom and accountability.

     In January 1994, the Board of Directors took steps to deal more aggressively with the challenges facing the company. Subsequently, T.H.
Irvin, chairman and chief executive officer, announced plans to retire after more than 40 years of dedicated service with the company. He agreed to continue as CEO through March 1994 and to complete his term on the Board of Directors.

     At the same time, the board voted to separate the functions of chairman and CEO, a step many companies have taken to strengthen their corporate governance structure. The board's Executive Committee is taking on additional responsibility for oversight of company policy and management controls. As part of the change, I was elected to succeed Mr. Irvin as chairman, effective January 14.

     One of my first acts was to convene a committee of outside directors to begin an international search for a new CEO. As I write this, the process is well underway.

     We are focused on finding a leader who can maximize the substantial potential of our global franchise. This is likely to be someone who has had a successful track record of running a global financial services operation under difficult business conditions. While placing a premium on fresh ideas and openness to change, A&A does not require a "slash and burn" chief executive.

     To be sure, the CEO must focus on our problems, control costs and make A&A a more efficient and productive company. The new leadership must do whatever is necessary for

A&A to be the first choice of clients, employees and shareholders. This means developing innovative services and identifying new areas of business opportunity. It means emphasizing consultative relationships and providing a level of service that is second to none.

     To achieve this, it is essential to accelerate changes in how we manage our business and our employees. We are determined to foster a more open, people-oriented culture that will free our employees to devote themselves even more creatively and energetically to their clients. My own business background, including five years as CEO and chairman of Armco Inc., leaves me no doubt about the wisdom--and practicality--of this vision.

     Our determination to transform A&A reflects industry conditions that could not have been imagined just a few years ago. It would make no sense for us to simply concentrate on running A&A more efficiently. The times demand--and the company needs--leadership which understands that future success will depend on our ability to provide tangible value to clients in a rapidly changing environment.

     At the same time, we must run a tighter ship. In my opinion, the most disturbing development in 1993 was the discovery of improper revenue recognition practices within our Alexander Consulting Group subsidiary. To fix the problem, several top management changes were made at ACG, and its operating procedures and financial controls were strengthened.

     It is important to be candid about this situation. But it must be kept in perspective. Despite improper revenue recognition and disappointing fourth quarter results, ACG has the leadership and professional talent necessary to resume growth and to improve profitability. Our confidence in this business was evident in A&A's recent acquisition of Clay & Partners, a major U.K. actuarial consulting firm that significantly expands ACG's service capabilities in Europe. (See "Operational Highlights," beginning Page 7.) ACG also extended its professional practices in such growth areas as integrated information technologies and health care.

     Meanwhile, important parts of our risk management and insurance services operations are being transformed to align services more closely to client needs while enhancing profitability. The changes are most far-reaching in the United States, where our A&A Inc. subsidiary still constitutes about a third of A&A's global revenues.

     Our U.S. strategy is focused on those industry segments that enable us to best apply our resources to add value and profitability. We have a growing list of specialties--from agriculture, trucking and construction to aviation, energy, financial services and health care and others--where we have a strong industry position and outstanding expertise.

     I recognize that changes in the structure and management of the U.S. organization have been difficult for many employees. The new U.S. management has the board's support in addressing this issue as we create a more innovative, responsive and profitable operation.

     Other parts of the risk management and insurance services group are performing well. For instance, having taken a first-hand look at Alexander & Alexander U.K., I conclude that the operation is proactively adjusting to evolving business needs. Client retention is high, and margins are quite satisfactory.

     It is clear from our U.K. experience that organizational changes must be applied in a thoughtful, strategic manner that recognizes geographic and cultural differences.

     Our global risk management and insurance services group also is continuing to grow in Asia, Eastern Europe and Latin America. In the latter region, we acquired an 80 percent equity interest in Asesores Kennedy Agente de Seguros, S.A., a leading Mexican broker. This puts us in a very strong position as the North American Free Trade Agreement takes effect. A&A has also established a global business unit in Mexico City to better coordinate our global resources on behalf of clients operating in Mexico. Earlier this year, we acquired majority equity in Bogota insurance broker Marmorek Y Asociados Ltda., La Correduria de Seguros.

     Throughout 1993, Alexander Howden Reinsurance Brokers Limited and Alexander Howden Intermediaries produced strong financial results while gaining market share and extending their global reach. The Alexander Howden Group continued to report excellent revenue and operating income growth and is now the third largest firm of brokers in the London market and the third largest reinsurance broker in the world.

     On a corporate level, A&A completed a private placement of 2.3 million shares of convertible preferred stock for net proceeds of approximately $111 million. This restored A&A's debt-to-total capitalization ratio to the comfortable level that existed before the 1992 fourth quarter special charge for discontinued underwriting operations. A&A also continued an effective, tax-efficient cash management program.

     Despite these achievements, we fell short of our goals--particularly by failing to deliver an acceptable level of financial performance and shareholder return. Nevertheless, I am confident that we are making the tough decisions necessary to improve operations and financial results.

     During this difficult period, the board's Executive Committee and I are working closely with management. All of us are focused on servicing and expanding our client base as well as the retention of A&A's best employees. We have a tough road ahead, but I am personally excited by the challenge of helping A&A achieve its full potential.

     My fellow board members and I--as well as the employees of Alexander & Alexander--appreciate your continued support.

Sincerely,

Robert E. Boni
Chairman of the Board
March 31, 1994

Operational Highlights

     This review of A&A's activities in 1993 takes a broad look at areas of critical focus, significant investment and notable accomplishment within our operations.

Aligning to Meet Client Needs

     Historically, Alexander & Alexander served clients through a traditional hierarchical, geography-based structure, common to many organizations.

     Over time, such a management structure can limit flexibility in meeting client needs by creating artificial internal borders and hindering a company's ability to respond promptly to marketplace developments. In recent years, A&A has taken steps to form a flexible organization that addresses converging market forces--evolving client needs, insurance pricing and availability, liability and environmental hazards, to name a few.

     A key focus in 1993 was to accelerate the company's process of aligning its service structure with client needs. A&A's global Risk Management and Insurance Services division reorganized staff and resources to structurally recognize that clients of different sizes,

- --------------------------------------------------------------------------------

Focus On Forestry

[Photograph of construction worker assembling wooden beams for a house.]

[Caption: "Trus Joist MacMillan's engineered lumber is increasingly used in residential construction."]

     Technology and environmental awareness are changing Canada's forestry industry.A&A in Canada has been a leader in this segment for more than 50 years, thanks to industry-focused resources in exposure analysis, loss prevention and risk transfer.

     A&A is assisting MacMillan Bloedel in Vancouver explore alternative technologies to provide affordable construction lumber.

     A MacMillan Bloedel joint venture, Trus Joist MacMillan in Boise, Idaho, is a pioneer in the development of engineered lumber, which requires the harvest of substantially fewer trees.

industries and attributes require fundamentally different types of service and advice.

     As part of this alignment strategy, A&A organized its resources to support additional industry segments and product niches for companies with common needs and characteristics. This new structure--based on client needs rather than internal convenience--is designed to deliver more tailored services, streamline lines of authority and put A&A's professionals closer to clients.

     The segmentation process is being applied globally by A&A's Risk Management and Insurance Services division as appropriate for local market conditions and client characteristics. In the United States, change has been particularly dramatic and rapid. In less than three months, 86,000 client service records were changed to match them more closely to the most appropriate resources, and more than 3,000 employees had new assignments and reporting relationships.

     Industry segments are now being led by practice leaders. These professionals were recruited from within and outside A&A based on specific management skills, consulting aptitude and industry knowledge to act as "change agents" in a new environment.

- --------------------------------------------------------------------------------

Space-age Partnership

[Photograph of unidentified man in front of space rocket in Russia.]

[Caption: "Rocket at Star City, north of Moscow."]

     Russia wants to export its rocket launch technology but requires assistance with insurance and risk management programs.

     In 1993, the Russian Space Agency and Ministry of Defense asked A&A to serve on an advisory committee reviewing risk management issues affecting space commercialization. A&A is the only risk management firm--and the only foreign firm--represented.

     A&A is partnering its aviation, risk management consulting and reinsurance expertise to design a consolidated insurance program that accesses aviation markets in London and around the world.

Partnering Core Businesses to Strategic Advantage

     For companies with hard-to-place or geographically dispersed risks, a cross-disciplinary approach is essential to an effective risk management program. In 1993, A&A continued to look for opportunities to integrate its resources in innovative ways.

     In response to a growing privatization trend in Europe, Latin America and Asia, A&A created a Privatization Consulting Group consisting of in-house specialists in risk management consulting, human resource management, reinsurance broking, specialty broking and financial risk management. The new group provides broad risk-related services to governments, state-owned enterprises, purchasers of companies and other third parties navigating the crosscurrents of economic, financial and regulatory issues involved in the privatization process.

     Another resource introduced in 1993 was the U.S. Captive Council. Based on A&A's successful European model, the council assists companies in exploring and using captives effectively. The council consists of specialists from A&A's global risk management, captive management and reinsurance operations.

     Other cross-disciplinary groups include AlexComp Consulting Plus, which specializes in workers compensation, and the company's Global Risk Control Committee, which monitors and responds to the increasing number of safety and environmental issues of common concern around the world.

     Partnering has significant benefits for efficiency and financial controls. In California, for example, five discrete functions that previously operated in separate locations now share one facility and support services. A&A continues to identify and implement similar resource-sharing arrangements.

Creating Client-Centered Information and Technology Opportunities

     Strengthening information and technology capabilities supports A&A's move towards a more consultative relationship with our clients.

     A&A's global information strategy aims to unite communications and information systems to create a "universal work station." This will enable our staff to "talk" in one computer language for basic transactions and information sharing worldwide.

     In 1993, A&A linked the existing electronic mail systems of its major business units, allowing employees to exchange information electronically among themselves and with clients and third parties. It also set a foundation for implementation of a companywide desktop computer program that will be completed in 1995--Microsoft Office.

     Videoconferencing standards were established, and facilities are up and running in A&A's London, New York and Pasadena, Calif., offices as well as corporate offices in Owings Mills, Md. In addition to reducing employee travel time and expense, the technology can improve client access to A&A's global network and expertise.

     For example, videoconferencing enabled A&A clients in Southern California to obtain first-hand information on Lloyd's of London. Those interested in unfolding developments at Lloyd's gathered in Pasadena to pose questions to Lloyd's CEO Peter Middleton, who responded from A&A's videoconferencing center in London.

     The technology is also being used effectively in business development efforts, allowing companies in various locations the convenience

- --------------------------------------------------------------------------------

Trading Technology

[Photograph of two employees at a computer terminal; the screen reads "RINET."]

[Caption: "Networks offer rapid and reliable access to responsive markets."]

     Alexander Howden's commitment to information networks is helping to eliminate paper processes--and change the nature of commercial insurance transactions around the world.

     Alexander Howden was the first London broker to join RINET, the Reinsurance and Insurance Network, and took the initiative in promoting electronic data exchange for wide-ranging reinsurance transactions internationally.

     Together with its extensive participation in LIMNET, the London Insurance Market Network, Alexander Howden has emerged as a leading exponent of advanced electronic trading.

of "meeting" and talking directly to our professionals.

     The Alexander Consulting Group is helping its clients apply new and emerging technology. ACG's Integrated Information Technologies professionals are advising clients in the establishment of Human Resource Information Centers, which integrate all human resource-related databases within a client organization. Management at all levels can access centralized information as needed.

     This initiative will be a major focus of ACG's "walk through" Technology Center. In 1994, the center will be open to clients who want hands-on involvement with software and systems that are being designed and tested for use in their organizations.

Enhancing Productivity

     A&A has undertaken a multiyear reengineering effort in the United States aimed at improving quality and productivity.

     Known internally as "The A&A Way," the effort involves isolating work processes--such as policy renewals--and redesigning them from scratch. Combined with a significant investment in information technology, reengineering offers

- --------------------------------------------------------------------------------

Higher Productivity Through Quality

[Illustration of the official seal of the Bueau Veritas Quality International.]

[Caption: "The seal of the Bureau Veritas Quality International."]

     Alexander & Alexander (UK) Ltd. has received independent endorsement as the risk management operation of quality.

     In 1993, all 25 offices were awarded the British Standard Institute's BS 5750, a system of practices and procedures that targets client satisfaction as the ultimate measure of quality.

     BS 5750 compliance typically takes two years. A&A (UK) Ltd. was certified after just nine months, testament to its internal quality systems. Its strong financial performance demonstrates the link between quality and efficiency.

an excellent opportunity for dramatic productivity improvements. The completion of several pilot programs in our Pasadena office in 1993 has set the stage for formal "roll out" in 1994.

     Companywide, A&A continues to reduce overhead and other expenses. Careful facilities management has resulted in significant savings in premises costs.Staffing levels have been kept in line with changing business requirements. From a high of 18,000 employees seven years ago, A&A now employs 14,500. Revenue per capita has risen 56 percent since 1986--the largest increase in an outside analyst's examination of three publicly traded U.S.-based brokers.

     Reengineering and other initiatives will continue to close the productivity "gap" that exists between A&A and some major competitors.

Expanding Geographic Presence

     A&A's development of a worldwide service structure is one of the company's great success stories. For multinational clients, A&A's owned and/or controlled network can provide a standard of consistent, quality service that is second to none.

     Since the late 1980s, A&A has viewed expansion opportunities not for the purpose of gaining size but to fill regional gaps or seize business opportunities in developing areas.

     Thanks to increased privatization activities and ratification of the North American Free Trade Agreement, Latin America has become one of the world's most dynamic regions. In 1993 A&A acquired an 80 percent stake in Asesores Kennedy Agente de Seguros, S.A., one of Mexico's leading insurance brokers. Asesores Kennedy has 270 employees in eight offices, located in the country's major commercial and industrial centers.

     The former Communist bloc nations have a critical need for sophisticated insurance counsel and represent a promising area of growth. Alexander Howden was the first broker to open an office in Kazakhstan and received full local registration in October, giving us formal accreditation as an insurance and reinsurance broker. This follows more than five years of research and consultancy in the region.

     A&A's presence in Kazakhstan along with other recently opened offices in Hungary, Poland and the Czech Republic reflect our commitment to establish a controlled operation to ensure a consistent standard of service.

[Two pie charts illustrating Global Diversification: one labeled 1988 shows A&A's U.S. revenues at 63 percent and non-U.S. revenues at 37 percent; the other, labeled 1993, shows U.S. revenues at 54 percent and non-U.S. revenues at 46 percent.]

[Caption: Changes in A&A's revenue base over the last five years reflect the stronger growth of revenues outside the U.S.]

- --------------------------------------------------------------------------------

Globalization in Action

[Photograph of Alan Fishman, managing director, and Brian Kennedy, chairman & CEO, of Alexander Clay & Partners Consulting.]

Alan Fishman, managing director, and Brian Kennedy, chairman & CEO, of Alexander Clay & Partners Consulting.

     The 1993 acquisition of London-based Clay & Partners advances A&A's globalization strategy on several fronts.

     In Europe, where the private sector is shouldering greater pension and benefits responsibilities, the actuarial resources of Clay & Partners are a natural fit with the Alexander Consulting Group's European network.

     In the U.K., pension reform is likely to trigger significant consulting activity. Alexander Clay & Partners Consulting, 650 strong, is prepared to respond to local and multinational companies operating there.

Financial Contents

15. Selected Financial Data
16. Management's Discussion and Analysis of
    Financial Condition and Results of Operations
22. Report of Management
23. Independent Auditors' Report
24. Consolidated Statements of Operations
25. Consolidated Balance Sheets
26. Consolidated Statements of Cash Flows
27. Consolidated Statements of Stockholders' Equity
28. Notes to Financial Statements

Selected Financial Data

Alexander & Alexander Services Inc. & Subsidiaries
(in millions, except per share amounts)


                                     1993      1992       1991     1990     1989
Operating Results:
     Operating revenues          $1,341.6  $1,369.5   $1,385.1 $1,361.4 $1,265.6
     Operating income                52.3      85.5       16.4    123.8    112.8
     Income (loss) from
        continuing operations (a)    23.6      57.1       (9.5)    55.9     64.2
     Loss from discontinued
        operations (b)                 --    (145.0)        --       --       --
     Extraordinary credits             --        --         --       --      1.1
     Cumulative effect of change
        in accounting                 3.3        --       (2.2)      --       --
     Net income (loss)               26.9     (87.9)     (11.7)    55.9     65.3
Per share of common stock:
     Income (loss) from
        continuing operations    $    .40  $   1.32  $    (.22) $  1.30  $  1.49
     Loss from discontinued
        operations                     --     (3.35)        --       --       --
     Extraordinary credits             --        --         --       --      .03
     Cumulative effect of change
        in accounting                 .08        --       (.05)      --       --
     Net income (loss)           $    .48   $ (2.03)  $   (.27) $  1.30   $ 1.52
     Dividends paid              $   1.00   $  1.00   $   1.00  $  1.00   $ 1.00
Weighted Average Shares
  Outstanding                        43.4      43.2       43.1     43.0     42.9
Financial Position:
     Total assets                $2,793.8  $2,609.6   $2,737.8 $2,812.9 $2,581.7
     Current assets               2,201.6   2,054.2    2,085.1  2,056.9  1,899.3
     Working capital                116.1     119.1      131.8     97.3    152.4
     Long-term debt                 111.8     125.1      169.9    182.6    215.5
     Stockholders' equity           276.2     185.5      370.1    430.6    379.9
(a) Income (loss) from continuing operations includes restructuring and other special charges of $13.9 million in 1992, $48.2 million in 1991, and $7.2 million in 1990.
(b) The 1992 loss from discontinued operations primarily reflects an increase in the Company's estimated liabilities under indemnities provided to the purchasers of discontinued businesses.

Management's Discussion and Analysis of Financial Condition and
Results of Operations


Results of Operations

General

     The Company's core business activities are concentrated in two principal segments, insurance services and human resource management consulting. Insurance services revenues account for approximately 84 percent of the Company's total revenues and are derived primarily from risk management and insurance services, specialist and reinsurance broking operations. Human resource management consulting operations, which represent approximately 16 percent of total revenues, include services for employee benefit programs, communications and management consulting, health care consulting, organizational analysis and planning and benefits broking.

     The Company's risk management and insurance service revenues are generally related to the levels of premiums for coverage placed on behalf of clients. Throughout the last several years, these revenues have been negatively influenced by the steady decline in premium rates, particularly in North America. This decline has been due to the intense competition among insurance underwriters for business and excess overall market capacity. In addition to the insurance market forces, revenue growth has been curtailed by the generally poor worldwide economic conditions and a significant drop in interest rates which reduced the interest income earned on fiduciary funds. During this period, revenue growth has largely stemmed from new business initiatives and the development of new products and services.

     The Company cannot predict the timing or extent of any changes in premium rates or overall economic conditions in 1994; however, property premium rates are anticipated to stabilize with casualty and liability rates remaining very competitive. Reinsurance pricing will remain mixed; however, market capacity has expanded in certain lines. Economic variables are anticipated to remain somewhat static with the possibility of a slight increase in short-term interest rates and moderate economic expansion in the United States.

     During the last three years, consulting revenue growth has been constrained by the downturn in worldwide economic conditions and, particularly in the last two years, by the uncertainty over health care reform in the United States. Consulting clients have reduced discretionary spending and the lack of new legislation has resulted in severe price competition, particularly for actuarial services relating to employee benefit plans. These conditions are expected to continue into 1994, although revenue growth could be stimulated if new health care reform proposals in the United States are enacted.

     The following discussion and analysis of significant factors affecting the Company's results of operations and liquidity and capital resources should be read in conjunction with the accompanying financial statements and related notes. The Company's financial statements for all periods prior to December 31, 1993, have been restated from those previously reported to reflect a correction of certain revenue recognition practices of the Alexander Consulting Group Inc. subsidiary and to reflect the pooling of interests acquisition of Clay & Partners, a U.K.-based actuarial consulting operation. See Notes 2 and 3 of Notes to Financial Statements for further information.

Operating Revenues

     Consolidated operating revenues decreased in 1993 by $27.9 million or 2 percent compared to a decrease of $15.6 million or 1.1 percent in 1992.

     Revenue comparisons were impacted by both foreign currency fluctuations as well as dispositions of non-core businesses. In 1993 versus 1992, the U.S. dollar strengthened significantly against most of the major currencies in countries where the Company operates, including a 17 percent appreciation against the U.K. pound sterling. This negatively impacted consolidated operating revenues by approximately $57.7 million or 4.2 percent in 1993. Foreign exchange rates had minimal impact on the comparability of revenues in 1992 versus 1991. In addition, the Company disposed of three non-core businesses in 1992, two of which occurred in the first quarter. The impact on revenues in 1992 from the sold operations was a reduction of $47.8 million when compared to 1991.

Commissions and Fees

     Commissions and fees are derived from the following sources:

- --------------------------------------------------------------------
For the years ended December 31,            1993      1992      1991
Risk management and
  insurance services                    $  845.9  $  838.6  $  885.7
Specialist insurance broking                93.8      86.5      74.1
Reinsurance broking                        135.3     131.6     117.3
Human resource management
  consulting                               212.7     240.3     226.3
- --------------------------------------------------------------------
                                        $1,287.7  $1,297.0  $1,303.4
- --------------------------------------------------------------------

     Total commissions and fees decreased by $9.3 million or 0.7 percent in 1993 compared to a $6.4 million or 0.5 percent decrease in 1992 versus 1991.

     Broking commissions and fees in the risk management and insurance services operations increased by $7.3 million or 0.9 percent in 1993 compared to a $47.1 million or 5.3 percent decline in 1992 versus 1991. The comparison of 1992 versus 1991 was negatively impacted by $47.1 million due to the 1992 sales of non-core businesses.

     The continuation of reduced property and casualty premium rates in North America, coupled with the impact of unfavorable economic conditions, limited revenue growth in the comparable periods. These effects were partially offset by new business production and moderate firming of premium rates in certain international markets.

     Specialist insurance broking commissions and fees increased by $7.3 million or 8.4 percent and $12.4 million or 16.7 percent in 1993 and 1992, respectively. The growth in commissions and fees for both comparable periods reflects strong new business production and rate increases, particularly in the United Kingdom and Asia-Pacific markets, partially offset by slightly lower foreign exchange rates.

     Reinsurance broking commissions and fees increased by $3.7 million or 2.8 percent in 1993 over 1992 and $14.3 million or 12.2 percent in 1992 versus 1991. Revenue growth resulted from premium rate increases in most non-U.S. markets and new business efforts, partially offset by a decline in foreign exchange rates in 1993 which negatively impacted revenues by approximately 8 percent. Revenue growth has been restricted during 1993 and 1992, particularly in the marine and non-marine markets, because significant elements of previously available capacity have been withdrawn from the market and certain risks have ceased to be underwritten.

     Human resource management consulting commissions and fees decreased by $27.6 million or 11.5 percent in 1993 compared to a $14 million or 6.2 percent increase in 1992 over 1991. Revenue production was negatively influenced in 1993 by the uncertainty surrounding health care reform in the United States, lower foreign exchange rates, and revenues of an operation sold in 1992. Consulting clients have continued to reduce the number and scope of discretionary projects stemming from economic conditions, particularly in the United States. Revenue growth was achieved in 1992 compared to 1991 primarily from new business as well as increased employee benefit activities in the United Kingdom.

Fiduciary Investment Income

     Investment income earned on fiduciary funds decreased by 25.7 percent in 1993 primarily due to lower average interest rates worldwide, particularly in the United States and United Kingdom. Fiduciary investment income declined by
11.3 percent in 1992 versus 1991 also due to lower interest rates, partially offset by higher average investment levels.

     The Company believes that short-term interest rates in 1994 are likely to increase slightly in the United States; however, further declines are expected in the European markets.

Operating Expenses

     Consolidated operating expenses, excluding the applicable special charges described below, increased by $5.3 million or 0.4 percent in 1993 compared to a $22.1 million or 1.7 percent decrease in 1992 versus 1991.

     In 1993, as a result of lower foreign exchange rates and hedging contract gains, expense comparisons with 1992 were favorably impacted by $66.3 million or 5.2 percent. In addition, the impact on total expenses in 1992 from the sold operations was a reduction of $40.2 million compared to 1991.

Salaries and benefits

     Total salaries and related benefits decreased by $19.2 million or 2.4 percent in 1993 compared to a $3.3 million or 0.4 percent increase in 1992. The 1993 decline was primarily attributable to lower foreign exchange rates, offset by slightly higher staff costs in local currency terms. Staff costs for the comparable periods include normal salary progressions and higher benefit costs partially offset by lower headcounts. Incentive-related costs, which are primarily based upon performance of the individual operating companies, declined in 1993 compared to an increase in 1992 over 1991. In 1992, the Company realized staff cost savings of approximately $14 million due to the restructuring program as well as a $22.3 million reduction resulting from the sold operations.

Other Operating Expenses

     Other operating expenses increased by $24.5 million or 5.1 percent in 1993 compared to a decrease of $25.4 million or 5 percent in 1992. In 1993, the increase reflects higher insurance costs, travel and entertainment expenses and systems development costs, offset by lower foreign exchange rates. In 1992, such expenses, including premises costs and amortization of intangible assets, were favorably impacted by the restructuring and other special charges recorded in 1991 as well as a $17.9 million reduction from the sold operations.

     Insurance costs reflect higher third-party insurance premiums and self-insurance reserves for the Company's professional indemnity programs. The Company believes its insurance-related reserves are sufficient to cover all potential claims and liabilities; however, there is no assurance that escalating litigation costs and awards, as well as insurance company insolvencies, will not adversely impact the future overall costs of insurance coverages.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. plans. In 1991, the Company adopted the provisions of SFAS No. 106 relating to deferred compensation plans. This statement requires the Company to accrue the estimated cost of future retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care and life insurance, as premiums or claims were paid. The Company has elected to recognize the initial postretirement benefit obligation of $14 million over a period of twenty years. The Company's cash flows are not affected by implementation of this statement and the impact to the results of operations for 1993 was not significant.

     In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which will be adopted by the Company in the first quarter of 1994. This statement requires that certain benefits provided to former or inactive employees after employment but prior to retirement, including disability benefits and health care continuation coverage, be accrued based upon the employees' service already rendered. The cumulative effect of this accounting change is estimated to approximate $2.7 million after-tax and the increase to the annual cost of providing such benefits will not be significant.

Special Charges

     In 1992, the Company recorded a $16.5 million pre-tax charge ($13.9 million after-tax or $0.32 per share) associated with the 1987 sale of Shand, Morahan & Company, Inc. (Shand). The provision reflects the estimated cost of indemnities provided to the purchasers of Shand.

     In 1991, the Company recorded a $75.6 million pre-tax charge ($48.2 million after-tax or $1.12 per share) associated with the restructuring of its insurance broking operations and other expenses. The restructuring portion of the charge amounted to $45.5 million and included the anticipated costs of closing or consolidating certain offices as well as the restructuring of others. In addition to the restructuring costs, the special charge included $17.1 million relating primarily to the write-off of certain intangible assets and $13 million relating primarily to the estimated costs of indemnities given to the purchasers of Shand.

Other Income and Expenses

     Investment income earned on operating funds decreased by $2.4 million or 20 percent in 1993 compared to a decrease of $1 million or 7.7 percent in 1992. The decreases in these comparable periods reflect the significantly lower short-term interest rates throughout most of the major world markets.

     Interest expense decreased by $3.6 million or 20 percent in 1993 compared to a decrease of $4.2 million or 18.9 percent in 1992. This reflects significantly lower worldwide interest rates and a decrease in average debt levels.

     Other non-operating income (expenses) is comprised of the following:

Years ended December 31,                   1993    1992       1991
- ------------------------------------------------------------------
Gains on sales of businesses            $   3.9   $43.8     $   --
Litigation costs                          (20.2)   (5.8)      (2.1)
Other                                       0.7     1.9        1.5
- ------------------------------------------------------------------
                                         $(15.6)  $39.9      $(0.6)
- ------------------------------------------------------------------

     Litigation costs increased substantially in 1993 due primarily to pre-trial discovery preparations associated with the Mutual Fire lawsuit described in Note 13 of Notes to Financial Statements as well as the settlement of certain other litigation matters.

Income Taxes

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this standard increased net income by $3.3 million or $0.08 per share. There were no significant changes in the components of income tax expense or the Company's effective tax rate as a result of implementing this standard.

     At December 31, 1993, the Company has a net deferred tax asset of $57.6 million, which is net of a $23.1 million valuation allowance primarily relating to net operating loss, tax credit, and capital loss carryforwards. The valuation allowance represents approximately 70 percent of the carryforwards. The Company believes that it is more likely than not that this portion of these deferred tax assets will not be realized.

     A substantial portion of the net deferred tax asset relates to various financial statement expenses and accruals, primarily in the U.S., that will not be tax deductible until paid. These costs, which will be paid over many years, include principally deferred compensation expenses, professional indemnity costs, and pension and other employee benefit expenses. The Company believes a valuation allowance is not necessary for these temporary differences since it is expected that taxable income will be generated in future years to assure realization.

     The Company's effective tax rates, excluding the 1992 and 1991 special charges described above, were 20.1 percent, 39 percent and 40.6 percent in 1993, 1992 and 1991, respectively. These rates compare to the U.S. statutory rate of 35 percent in 1993 and 34 percent in 1992 and 1991. The effective tax rates prior to 1993 were higher than the U.S. statutory rate due primarily to amortization of goodwill and certain expenses which are not deductible for tax purposes in the jurisdictions in which the Company conducts business.

     As a result of capital gains generated in 1993, the Company recognized a tax benefit of $3.5 million associated with a prior year capital loss, which decreased the effective tax rate in 1993. In addition, Clay & Partners operated as a partnership prior to the merger, and accordingly, their results do not reflect corporate income taxes of approximately $1.9 million in 1993 and $2.1 million in each of 1992 and 1991.

     As discussed in Note 5 of Notes to Financial Statements, the Company has reached an agreement with the Appeals Office of the Internal Revenue Service on the settlement of tax issues for the years 1980 through 1986. The settlement agreement is subject to final review by the staff of the Joint Committee on Taxation which should be completed during the first half of 1994. The settlement is within previously established reserves.

     The Company is also under examination by the Internal Revenue Service for years 1987 through 1991. The Company believes that adequate provision has been made to cover liabilities which may arise on final settlement of these examinations.

Discontinued Operations

     Indemnities provided by the Company to the purchasers of Sphere Drake include a provision covering future losses on the insurance pooling arrangements from 1953 to 1967, between Sphere Drake and Orion Insurance Company (Orion), a U.K.-based insurance company, and future losses pursuant to a stop-loss reinsurance contract between Sphere Drake and Lloyd's Syndicate 701.

     The types of claims being reported on the Orion insurance pooling arrangement are primarily asbestosis, environmental pollution and latent disease claims in the United States and are coupled with substantial litigation expenses. Liabilities for these claims cannot be estimated by conventional actuarial reserving techniques because the available historical experience is not sufficient to apply such techniques for these types of claims and case law, which will ultimately determine the extent of these liabilities, is still evolving. To date, U.S. case law has already altered the intent and scope of these policies to some extent.

     The Company has obtained advice from an independent actuarial firm who used available exposure information and various projection techniques in estimating the Company's ultimate exposure. The Company has provided as its ultimate exposure, the actuarial firm's point estimate, which approximates the mid-point within their range of expected loss and a provision for Sphere Drake's share of uncollectible reinsurance recoverables. The $70 million difference between the low and high estimates of their range is quite wide due to the expansion of coverage and liability by certain state courts and legislatures for environmental pollution and other losses in the past and the possibility of similar interpretations in the future, as well as the uncertainty in determining what scientific standards will be acceptable for measuring site cleanup.

     The major portion of the $145 million loss from discontinued operations recorded by the Company in 1992 was due to recording additional reserves associated with the Orion indemnity.

     Sphere Drake's appeal of the decision regarding the lawsuit against the Names on Lloyd's Syndicate 701 was heard in October 1993 with the U.K. Court of Appeal upholding the adverse decision of the lower court. As a result, the deferred litigation settlement balance of $22.3 million described in Note 14 of Notes to Financial Statements has been included in the Company's net liabilities of discontinued operations. The Company has provided $45.8 million, which includes the above $22.3 million, as its ultimate exposure under this indemnity based on an estimate by an independent actuarial firm.

     The Sphere Drake indemnities and other liabilities arising out of the discontinued operations are expected to be settled over many years and could extend over a 20 to 30 year period.

     The Company believes that, based on current estimates of exposures, the reserves relating to discontinued operations are adequate. However, there can be no assurance that further adverse developments may not occur due to variables inherent in the estimation process, including estimating insurance reserves for environmental pollution, latent disease and other exposures, the collectibility of reinsurance recoverable balances and other matters.

Cumulative Effect Adjustments

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this standard increased net income by $3.3 million or $0.08 per share.

     Effective January 1, 1991, the Company adopted the provisions of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," relating to deferred compensation plans. The cumulative effect of adopting this standard decreased net income by $2.2 million, net of a related income tax benefit of $1.8 million, or $0.05 per share.

Liquidity and Capital Resources

     In 1993, cash flow generated from operations, supplemented by the $110.9 million of net proceeds upon the issuance of 2.3 million shares of $3.625 Series A Convertible Preferred Stock discussed below, was sufficient to fund the Company's operating and capital expenditure requirements as well as dividend payments.

     Net cash provided from operations declined by $120.2 million in 1993. A substantial portion of this decrease represents the net change in fiduciary receivables and payables, which are dependent upon the timing of the receipt of premiums from clients and the subsequent payment of such premiums to the insurance carriers.

     The increase in cash and cash equivalents and short-term investments primarily represents fiduciary funds which are generally not available for the operating needs of the Company. Such funds are invested in high-quality instruments, including bank time deposits and governmental securities. At December 31, 1993, more than 80 percent of the Company's cash and cash equivalents and short-term investments are represented by such fiduciary balances.

     On March 18, 1993, the Company issued 2.3 million shares of $3.625 Series A Convertible Preferred Stock through a private placement offering of $115 million of such shares. Such shares are convertible into Common Stock at a conversion price of $31.875 per share of Common Stock and are redeemable, in whole or in part, by the Company beginning in March 1997. The net proceeds to the Company were $110.9 million and are available for general corporate purposes.

The Company's net capital expenditures for property and equipment and acquisitions were $47 million in 1993, an increase of $24.6 million over 1992. This increase primarily consisted of expenditures for systems-related software and equipment as well as $16.4 million for an acquisition in Mexico. Capital expenditures are expected to moderate somewhat in 1994.

     The Company has a $150 million long-term credit agreement with various banks which expires in July 1995. No borrowings were outstanding as of December 31, 1993 and none are contemplated during the first quarter of 1994. Based upon current financial projections for 1994, it is probable that the Company will not be in compliance with certain covenants contained in the credit agreement, and that this may be reportable to the banks during April 1994. While there can be no assurances in this regard, the Company believes that it will be able to obtain any necessary waivers or amendments to such agreement. Supplementing the credit agreement, the Company has uncommitted cancelable lines of credit totaling $162.8 million.

     In 1993, certain rating agencies downgraded the Company's commercial paper to below investment grade. The Company had no commercial paper outstanding during 1993, and does not expect to issue such short-term financing until the Company's credit rating has improved.

     In 1993, the Accumulated Translation Adjustments, which represent the cumulative effect of translating the Company's international operations to U.S. dollars, negatively impacted total Stockholders' Equity by $12.6 million. The decrease resulted from strengthening of the U.S. dollar against most of the major currencies of the Company's overseas operations.

     As described in Notes 6 and 13 of Notes to Financial Statements, the Company has significant litigation and other exposures which may require cash resources. In addition, as described in Note 5 of Notes to Financial Statements, a settlement has been reached with the Appeals Office of the IRS on the significant tax issues which, subject to review, is within the Company's previously established reserves and which is expected to require cash resources of approximately $38 million during 1994. The Company has substantial arguments and legal defenses against its litigation exposures; however, the timing and ultimate outcome of these issues cannot be predicted with certainty. When funds are required on the settlement with the IRS and in the event additional funds are required to meet litigation exposures, the Company believes it has sufficient resources, including credit capacity, to cover those tax liabilities and other potential liabilities which are likely to arise on settlement of other issues.

     The Company has an accumulated deficit of $119 million at December 31, 1993. Under Maryland law, dividends may be paid as long as, after giving effect to the dividend, a corporation is able to pay its debts as they become due in the usual course of business and total assets of the corporation exceed total liabilities plus any preferential rights of stockholders upon dissolution of the corporation. The Company's current financial position satisfies these requirements and the Board of Directors declared the regular quarterly dividend of $0.25 per share payable in March 1994. The Board of Directors will continue to monitor the Company's financial performance in connection with future dividend decisions.

     The Company believes that cash flow from operations, along with current cash balances, will be sufficient to satisfy working capital and other operating requirements in 1994. In the event additional funds are required, the Company believes it will have sufficient resources, including borrowing capacity, to meet such requirements.

Report of Management

     The Company's management is responsible for the preparation and contents of the information and representations contained in the consolidated financial statements and other sections of this annual report. Management believes that the consolidated financial statements and related information have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances, including amounts that are based on management's judgment and best estimates.

     The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records provide a reliable basis for the preparation of financial statements. The internal accounting control system is augmented by an internal auditing program, written policies and guidelines, and careful selection and training of qualified personnel.

     Deloitte & Touche has been engaged, with the ratification of the Company's stockholders, as the independent auditors to audit the financial statements of the Company and to express an opinion thereon. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the financial statements present fairly, in all material respects, the Company's financial position, cash flows and results of operations. Their report is set forth on Page 23.

     The Audit Committee of the Board of Directors is composed of five directors, none of whom is an employee of the Company. It assists the board in exercising its fiduciary responsibilities for oversight of audit and related matters, including corporate accounting, reporting and control practices. It is responsible for recommending to the Board of Directors the independent auditors to be employed for the coming year, subject to stockholder approval. The Audit Committee meets periodically with management, internal auditors and the independent auditors to review internal accounting controls, auditing and financial reporting matters. The independent auditors and the internal auditors have unrestricted access to the Audit Committee.


Tinsley H. Irvin
Chief Executive Officer


Paul E. Rohner
Senior Vice President &
Chief Financial Officer

Independent Auditors' Report



To The Stockholders of Alexander & Alexander Services Inc.

     We have audited the accompanying consolidated balance sheets of Alexander & Alexander Services Inc. and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 5 and 7 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and postretirement benefits, and, in 1991, deferred compensation.




DELOITTE & TOUCHE
Baltimore, Maryland
February 25, 1994

Consolidated Statements of Operations

Alexander & Alexander Services Inc. & Subsidiaries
For the years ended December 31, (in millions, except per share amounts)


                                            1993      1992      1991
- --------------------------------------------------------------------
Operating revenues:
     Commissions and fees               $1,287.7  $1,297.0  $1,303.4
     Fiduciary investment income            53.9      72.5      81.7
- --------------------------------------------------------------------
                                         1,341.6   1,369.5   1,385.1
- --------------------------------------------------------------------
Operating expenses:
     Salaries and benefits                 785.3     804.5     801.2
     Other                                 504.0     479.5     504.9
     Special charges:
        Restructuring                         --        --      45.5
        Other                                 --        --      17.1
- --------------------------------------------------------------------
                                         1,289.3   1,284.0   1,368.7
- --------------------------------------------------------------------
Operating income                            52.3      85.5      16.4
Other income (expenses):
     Investment income                       9.6      12.0      13.0
     Interest expense                      (14.4)    (18.0)    (22.2)
     Other                                 (15.6)     39.9      (0.6)
     Special charges                          --     (16.5)    (13.0)
- --------------------------------------------------------------------
                                           (20.4)     17.4     (22.8)
- --------------------------------------------------------------------
Income (loss) before income taxes and
   minority interest                        31.9     102.9      (6.4)
Income taxes                                 6.4      44.0       0.7
- --------------------------------------------------------------------
Income (loss) before minority interest      25.5      58.9      (7.1)
Minority interest                           (1.9)     (1.8)     (2.4)
- --------------------------------------------------------------------
Income (loss) from continuing operations    23.6      57.1      (9.5)
Loss from discontinued operations             --    (145.0)       --
- --------------------------------------------------------------------
Income (loss) before cumulative effect
     of change in accounting                23.6     (87.9)    (9.5)
Cumulative effect of change in accounting    3.3        --     (2.2)
- --------------------------------------------------------------------
Net income (loss)                           26.9     (87.9)   (11.7)
- --------------------------------------------------------------------
     Preferred stock dividends              (6.2)       --       --
- --------------------------------------------------------------------
Earnings (Loss) Available for Common
   Shareholders                         $   20.7   $ (87.9)  $(11.7)
- --------------------------------------------------------------------
Per share of common stock:
     Income (loss) from continuing
       operations                       $    .40   $  1.32   $ (.22)
     Loss from discontinued operations        --     (3.35)      --
- --------------------------------------------------------------------
     Income (loss) before cumulative effect
        of change in accounting              .40     (2.03)    (.22)
     Cumulative effect of change
      in accounting                          .08        --     (.05)
- --------------------------------------------------------------------
     Net income (loss)                  $    .48   $ (2.03)   $(.27)
- --------------------------------------------------------------------
     Cash dividends                     $   1.00   $  1.00    $1.00
- --------------------------------------------------------------------
Weighted average number of shares           43.4      43.2     43.1
- --------------------------------------------------------------------
See Notes to Financial Statements.

Consolidated Balance Sheets

Alexander & Alexander Services Inc. & Subsidiaries
December 31, (in millions)

                                                              1993      1992
- -----------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                             $  642.2  $  582.5
     Short-term investments                                   246.5     239.1
     Premiums and fees receivable (net of allowance for
        doubtful accounts of $20.3 in 1993 and $22.1 in
        1992)                                               1,172.3   1,134.2
     Prepaid expenses and other current assets                140.6      98.4
- -----------------------------------------------------------------------------
        Total current assets                                2,201.6   2,054.2
- -----------------------------------------------------------------------------
Property and equipment:
     Land and buildings                                        38.2      35.6
     Furniture and equipment                                  305.4     313.2
     Leasehold improvements                                   101.1     104.4
- -----------------------------------------------------------------------------
                                                              444.7     453.2
     Less accumulated depreciation and amortization          (292.3)   (284.0)
- -----------------------------------------------------------------------------
        Property and equipment (net)                          152.4     169.2
- -----------------------------------------------------------------------------
Other assets:
     Intangible assets (net of accumulated amortization
        of $112.1 in 1993 and $107.7 in 1992)                 188.8     187.1
     Other                                                    251.0     199.1
- -----------------------------------------------------------------------------
                                                           $2,793.8  $2,609.6
- -----------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
     Premiums payable to insurance companies               $1,744.0  $1,692.6
     Short-term debt and current portion of long-term debt     29.2       6.7
     Accounts payable and accrued expenses                    312.3     235.8
- -----------------------------------------------------------------------------
        Total current liabilities                           2,085.5   1,935.1
- -----------------------------------------------------------------------------
Long-term liabilities:
     Long-term debt                                           111.8     125.1
     Deferred income taxes                                     17.9      71.7
     Net liabilities of discontinued operations               106.5      95.4
     Other                                                    195.9     196.8
- -----------------------------------------------------------------------------
        Total long-term liabilities                           432.1     489.0
- -----------------------------------------------------------------------------
Commitments and contingent liabilities
Stockholders' equity:
     Preferred stock, authorized 10 shares, $1 par value:
       Series A junior participating preferred stock,
          authorized 0.6 shares; issued and outstanding,
          none                                                   --        --
       $3.625 Series A convertible preferred stock,
          authorized 2.3 shares; issued and outstanding
          2.3 shares and none, respectively                     2.3        --
     Common stock, authorized 60 shares, $1 par value;
        issued and outstanding 40.7and 40.1
        shares, respectively                                   40.7      40.1
     Class A common stock, authorized 13 shares, $.00001
        par value; issued and outstanding 2.4 and 2.8
        shares, respectively                                     --       --
     Class C common stock, authorized 5.5 shares, $1 par
        value; issued and outstanding 0.4 and 0.4 shares,
        respectively                                            0.4      0.4
     Paid-in capital                                          423.4    296.5
     Accumulated deficit                                     (119.0)   (92.5)
     Accumulated translation adjustments                      (71.6)   (59.0)
- -----------------------------------------------------------------------------
        Total stockholders' equity                            276.2    185.5
- -----------------------------------------------------------------------------
                                                           $2,793.8 $2,609.6
See Notes to Financial Statements.

Consolidated Statements of Cash Flows

Alexander & Alexander Services Inc. & Subsidiaries
For the years ended December 31, (in millions)

                                                  1993       1992      1991
- ----------------------------------------------------------------------------
Cash provided (used) by:
Operating Activities:
     Income (loss) from continuing operations $    23.6 $    57.1 $    (9.5)
     Adjustments to reconcile to net cash provided by
        operating activities:
        Depreciation and amortization              54.5      60.5      72.2
        Deferred income taxes                     (27.5)     (2.9)     (17.3)
        Gains on disposition of subsidiaries
           and other assets                        (3.9)    (43.8)       0.3
        Gain on pension plan settlement              --        --       (5.1)
        Special charges (net of tax)                 --      13.9       48.2
        Other                                      13.4      10.1        5.8
    Changes in assets and liabilities (net of
        effects from acquisitions and dispositions):
        Premiums and fees receivable              (67.9)  (150.6)     105.3
        Prepaid expenses and other current assets (15.8)    22.2        3.6
        Other assets                              (11.9)    26.4      (16.6)
        Premiums payable to insurance companies    85.9    226.5       (3.3)
        Accounts payable and accrued expenses      (4.7)   (29.9)     (17.8)
        Other liabilities                          12.8     (6.3)      30.9
     Discontinued operations (net)                (11.9)   (13.1)      (5.8)
Cumulative effect of change in accounting           3.3       --       (2.2)
- ----------------------------------------------------------------------------
        Net cash provided by operating activities  49.9    170.1      188.7
- ----------------------------------------------------------------------------
Investing activities:
     Purchases of property and equipment (net)    (26.0)    (16.7)    (22.7)
     Purchases of businesses (net of
       cash acquired)                             (21.0)     (5.7)     (2.6)
     Proceeds from sales of subsidiaries and other
        assets (net of cash sold)                   9.6      61.1       2.8
     Purchases of investments                  (1,039.6) (1,133.8)   (952.7)
     Sales or maturities of investments         1,035.8   1,087.8   1,006.8
- ----------------------------------------------------------------------------
        Net cash provided (used) by
          investing activities                    (41.2)     (7.3)     31.6
- ----------------------------------------------------------------------------
Financing activities:
     Cash dividends                               (47.9)    (40.9)    (40.6)
     Net change in short-term debt                 17.2      (41.5)    (7.8)
     Additions to long-term debt                   19.4      29.6      2.5
     Repayments of long-term debt                 (26.0)    (31.4)    (10.3)
     Issuance of preferred and common stock       112.1       2.0       0.9
     Distribution of earnings of pooled entity     (5.5)     (5.2)     (5.0)
- ----------------------------------------------------------------------------
        Net cash provided (used) by
        financing activities                       69.3     (87.4)    (60.3)
- ----------------------------------------------------------------------------
Effect of exchange rate changes on cash and
     cash equivalents                             (18.3)    (69.3)      2.2
Cash and cash equivalents at beginning of year    582.5     576.4     414.2
- ----------------------------------------------------------------------------
Cash and cash equivalents at end of year      $   642.2 $   582.5  $  576.4
- ----------------------------------------------------------------------------
Supplemental cash flow information:
     Cash paid during the year for:
        Interest                              $    14.6 $    15.9  $   17.2
        Income taxes                               56.0      47.6      38.4
- ----------------------------------------------------------------------------
Non-cash investing and financing activities:
     Common stock issued for business acquisitions
        and employee benefit plans                  2.3       1.4       1.7
      Notes received on dispositions
        of subsidiaries                             2.0        --        --
- ----------------------------------------------------------------------------
See Notes to Financial Statements.

Consolidated Statements of Stockholders' Equity

Alexander & Alexander Services Inc. & Subsidiaries
For the years ended December 31, (in millions)

                                                      1993       1992      1991
- -------------------------------------------------------------------------------
$3.625 Series A Convertible Preferred Stock:
     Balance, beginning of year                     $   --    $    --  $    --
     Shares issued in private placement                2.3         --       --
- -------------------------------------------------------------------------------
     Balance, end of year                             $2.3    $    --  $    --
- -------------------------------------------------------------------------------
Common stock:
     Balance, beginning of year as previously reported $--    $    --  $  37.0
        Acquisition of pooled entity                    --         --      2.3
- -------------------------------------------------------------------------------
     Balance, beginning of year as restated           40.1       39.7     39.3
     Issued for acquisitions, none, 0.1 and 0.1 shares,
        respectively                                    --        0.1      0.1
     Conversions of Class A and Class C shares into
        common stock, 0.4, 0.2 and 0.2
         shares, respectively                          0.4        0.2      0.2
     Other, principally stock option transactions      0.2        0.1      0.1
- -------------------------------------------------------------------------------
     Balance, end of year                           $ 40.7    $  40.1  $  39.7
- -------------------------------------------------------------------------------
Class A common stock:
     Balance, beginning of year                    $   0.0    $   0.0  $   0.0
     Conversions into common stock, 0.4, 0.1
        and 0.1 shares, respectively                    --         --       --
- -------------------------------------------------------------------------------
     Balance, end of year                          $   0.0    $   0.0  $   0.0
- -------------------------------------------------------------------------------
Class C common stock:
     Balance, beginning of year                    $   0.4    $   0.5  $   0.6
     Conversions into common stock, none, 0.1 and 0.1
        shares, respectively                            --       (0.1)    (0.1)
- -------------------------------------------------------------------------------
     Balance, end of year                          $   0.4    $   0.4   $  0.5
- -------------------------------------------------------------------------------
Paid-in capital:
     Balance, beginning of year as previously
        reported                                   $    --    $    --   $289.0
        Acquisition of pooled entity                    --         --     (2.2)
- -------------------------------------------------------------------------------
     Balance, beginning of year as restated          296.5      291.4    286.8
     Issued for acquisitions                            --        1.3      1.6
     Conversions into common stock                    (0.4)      (0.1)    (0.1)
     Preferred stock issuance                        108.6         --       --
     Other, principally stock option transactions      3.1        2.9      1.9
     Transactions of pooled entity prior
      to acquisition                                  (2.0)       1.0      1.2
     Tax benefit from acquisitions accounted for as
        pooling of interests                          17.6         --       --
- -------------------------------------------------------------------------------
     Balance, end of year                           $423.4     $296.5  $ 291.4
- -------------------------------------------------------------------------------
Retained earnings (deficit):
     Balance, beginning of year                    $ (92.5)   $  42.5  $ 101.0
     Net income (loss)                                26.9      (87.9)   (11.7)
     Dividends:
        Common stock                                 (41.7)     (40.9)   (40.6)
        Preferred stock                               (6.2)        --       --
     Distribution of earnings of pooled entity        (5.5)      (6.2)    (6.2)
- -------------------------------------------------------------------------------
     Balance, end of year                          $(119.0)   $ (92.5)  $ 42.5
- -------------------------------------------------------------------------------
Accumulated translation adjustments:
     Balance, beginning of year                   $  (59.0)    $ (4.0)  $  3.0
     Foreign currency translation adjustments        (12.6)     (55.0)    (7.0)
- -------------------------------------------------------------------------------
     Balance, end of year                          $ (71.6)   $ (59.0)  $ (4.0)
- -------------------------------------------------------------------------------
See Notes to Financial Statements.

Notes to Financial Statements

(in millions, except per share amounts)

1. Significant Accounting Policies

Consolidation

     The accompanying consolidated financial statements include the accounts of Alexander & Alexander Services Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Cash Equivalents and Investments

     Cash equivalents are highly liquid investments, including certificates of deposit, government securities and time deposits, with maturities of three months or less at the time of purchase. Short-term investments are similar investments with maturities of more than three months but less than one year from the date of purchase. Cash equivalents and short-term investments are stated at cost which approximates market value.

     Included in Other Assets in the Consolidated Balance Sheets at December 31, 1993 and 1992, are $74.8 million and $83.6 million, respectively, of investments with maturities of greater than one year. Such long-term investments are carried at the lower of aggregate cost or market, which approximated $80 million and $89.3 million at December 31, 1993 and 1992, respectively.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS)No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which will be adopted in the first quarter of 1994. This statement requires that certain investments in debt and equity securities be classified into one of three categories:held-to-maturity, available for sale, or trading. The accounting and reporting of such investments is dependent upon such classification. The Company believes that its investments in such securities will be classified as either held-to-maturity, which are reported at amortized cost, or available for sale, which are carried at fair value with unrealized gains and losses reported as a separate component of Stockholders' Equity.

     The Company's investment policies include placing its temporary cash investments with financial institutions with strong credit ratings and limiting the amount of exposure to any one institution in order to reduce credit risk.

Foreign Currency Translation

     The financial statements of the Company's foreign operations, where the local currency is the functional currency, are translated into U.S. dollars at the exchange rates in effect at each year end for assets and liabilities and average exchange rates during the year for the results of operations. The related unrealized gains or losses resulting from translation are reported as a separate component of Stockholders' Equity.

     The Company enters into foreign exchange forward contracts to hedge the impact of currency fluctuations, primarily relating to U.S. dollar revenues generated by certain foreign subsidiaries. Gains and losses on these contracts are recognized in the period in which the exchange rates change. At December 31, 1993, the Company has approximately $94.8 million of forward exchange contracts outstanding. The fair value of such contracts was $0.5 million at December 31, 1993. These contracts are generally purchased from large financial institutions with strong credit ratings and management does not anticipate incurring losses due to nonperformance by these institutions.

     Net foreign currency transaction gains, included in operating income, amounted to $9 million, $5.6 million and $3.2 million for the years ended December 31, 1993, 1992, and 1991, respectively.

Property and Depreciation

     The cost of property and equipment is depreciated generally on the straight-line method over the estimated useful lives of the related assets which range up to 40 years for buildings and 10 years for equipment. Leasehold improvements are capitalized and amortized over the shorter of the life of the asset or the lease term.

Intangible Assets

     Intangible assets resulting from acquisitions, principally expiration lists and goodwill, are amortized on the straight-line method over periods not exceeding 17 and 40 years, respectively. The costs of non-compete agreements are amortized on the straight-line method over the terms of the agreements. The Company annually evaluates the carrying value of its intangible assets by considering current and future operating results and cash flows related to the specific intangible asset. Amortization of intangible assets included in operating expenses amounted to $13 million, $14 million and $19.1 million for the years ended December 31, 1993, 1992 and 1991, respectively.

Income Taxes

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 changes the Company's method of accounting for income taxes from the deferred method to an asset and liability method whereby deferred income taxes reflect the net tax effects of temporary differences between the tax bases and financial reporting bases of assets and liabilities.

     Income taxes are generally not provided on undistributed earnings of foreign subsidiaries because they are considered to be permanently invested or will not be repatriated unless any additional federal income taxes would be substantially offset by foreign tax credits.

Fiduciary Funds

     Premiums which are due from insureds are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers. Premiums received from insureds but not yet remitted to the carriers are held as cash or investments in a fiduciary capacity.

Revenue Recognition

     Commissions and fees for insurance services are generally recognized on the effective date of the policies or the billing date, whichever is later. Any subsequent commission adjustments, including policy cancellations, are generally recognized upon notification from the insurance carriers. Contingent commissions and commissions on policies billed and collected directly by insurance carriers are recognized when received.

     Fees and commissions for human resource management consulting services are generally recognized when the services are provided.

Per Share Data

     Primary earnings per share are computed by dividing earnings available to common shareholders by the weighted average number of shares of Common Stock and their equivalents (Class A and Class C Common Stock) outstanding during the period and, if dilutive, shares issuable upon the exercise of stock options and upon conversion of the convertible subordinate debentures. The $3.625 Series A Convertible Preferred Stock issued in March 1993 is not a common stock equivalent. The computation of fully diluted earnings per share for the periods presented was antidilutive; therefore, the amounts for primary and fully diluted earnings are the same.

Presentation

     Unless otherwise indicated, all amounts are stated in millions of U.S. dollars. Certain prior period amounts have been reclassified to conform with the current year presentation.

2. Restatement of Financial Statements

     During the third quarter of 1993, the Company became aware of certain information regarding billed and unbilled accounts receivable balances and related revenue recognition practices at its U.S. human resources management consulting subsidiary, Alexander Consulting Group Inc. (ACG). In response to this information, the Company commenced a comprehensive review of those matters.

     As a result of that review, the Company concluded that ACG's billed and unbilled receivable balances and corresponding revenues had been overstated. Accordingly, the Company's financial statements for the years ended December 31, 1992 and 1991 have been revised from those previously issued. The restatement increased the Company's net loss by $4 million in 1992 and $5.3 million in 1991.

3. Acquisitions and Dispositions

     On November 30, 1993, the Company issued 2.3 million shares of its Common Stock for all of the partnership interests of Clay & Partners (Clay), a U.K.-based actuarial consulting operation. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated for all periods prior to the acquisition.

     The following summarizes the separate results of the Company and Clay prior to the restatement:

                                        Company   Clay      Combined
Nine Months Ended
     September 30, 1993:
       Operating Revenues               $  976.1  $17.7     $  993.8
       Net Income                           19.2    4.5         23.7
Year Ended
     December 31, 1992:
       Operating Revenues               $1,342.8  $26.7     $1,369.5
       Net Income (Loss)                   (94.1)   6.2        (87.9)
Year Ended
     December 31, 1991:
       Operating Revenues               $1,359.9  $25.2     $1,385.1
       Net Income (Loss)                   (17.9)   6.2        (11.7)

     Prior to the merger, Clay operated as a partnership. Accordingly, their results do not reflect partner draws or corporate income taxes. Pro-forma net income for Clay, assuming partner salaries and income taxes were charged to operations, would be $1.6 million for the nine months ended September 30, 1993 and $2 million and $2.1 million for the years ended December 31, 1992 and 1991, respectively. In connection with the merger, the Company recorded $14.4 million as additional paid-in capital representing deferred tax benefits associated with the taxable business combination of Clay.

Effective July 1, 1993, the Company acquired an 80 percent interest in a Mexican insurance brokerage company which was accounted for as a purchase. The purchase price was $16.9 million, including a $7.4 million cash payment and notes payable of $9.5 million due in three installments from 1994 to 1996. The excess of the purchase price over the fair value of net tangible assets acquired was approximately $16 million. The effect of this acquisition was not significant to the Company's consolidated financial statements.

     During 1993, the Company sold three small operations for gross proceeds of $9.6 million. Pre-tax gains of $3.9 million have been recognized on the sales with resulting after-tax gains totaling $2.3 million or $0.05 per share.

     During 1992, the Company sold three non-core businesses, including a U.K.-based pension fund management operation, a Netherlands-based non-broking operation and a U.S.-based administrator of workers compensation funds. Total proceeds on these sales were $77.4 million with resulting pre-tax gains of $43.8 million ($28.5 million after-tax or $0.66 per share). These gains are included in Other Income (Expenses) in the Consolidated Statements of Operations.

4. Special Charges

     In 1992, the Company recorded a $16.5 million pre-tax charge ($13.9 million after-tax or $0.32 per share) for the estimated cost of indemnities provided to the purchasers of Shand, Morahan & Company (Shand).

     In the fourth quarter of 1991, the Company recorded a pre-tax charge of $75.6 million ($48.2 million after-tax or $1.12 per share) that includes expenses associated with the restructuring of its insurance broking operations and other costs. The restructuring portion of this charge, amounting to $45.5 million, represented the anticipated costs of closing or consolidating certain broking offices and restructuring others. Severance payments, leasehold write-offs and employee relocation expenses were included in the charge. The special charge included in operating expenses of $17.1 million represented primarily the write-down of goodwill and other intangible assets related to certain acquired businesses. The $13 million included in non-operating expenses represented increases to reserves previously established for reported contingencies, primarily indemnities for certain sold operations.

5. Income Taxes

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this standard increased net income by $3.3 million or $0.08 per share. Tax benefits of $3.2 million were also allocated to paid-in capital representing the difference in the tax bases over the book bases of the net assets of taxable business combinations accounted for as pooling of interests. These benefits would have been recognized at the respective dates of combination if SFAS No. 109 had been applied at that time. There were no significant changes in the components of income tax expense or the Company's effective tax rate as a result of implementing SFAS No. 109 in 1993.

     The components of income (loss) from continuing operations before income taxes are as follows:

For the years ended December 31,          1993      1992       1991
United States                           $(74.2)   $(39.2)   $(102.7)
International                            106.1     142.1       96.3
                                        $ 31.9    $102.9    $  (6.4)

     The components of the provision for income taxes on continuing operations are as follows:

For the years ended December 31,        1993      1992      1991
Current:
Federal                               $ (0.2)   $ (4.1)   $  1.4
State and local                         (0.8)     (1.0)     4.1
International                           34.9      54.6      39.9
                                        33.9      49.5      45.4
Deferred:
Federal                                (28.7)     (3.5)    (31.6)
State and local                         (2.0)      1.2      (8.4)
International                            3.2      (3.2)     (4.7)
                                       (27.5)     (5.5)    (44.7)
                                      $  6.4     $44.0    $  0.7

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as operating and capital loss carryforwards.

     The following is a summary of the significant components of the Company's gross deferred tax assets and liabilities as of December 31, 1993:

Deferred tax assets:
Capital loss carryforwards                                $ 12.6
Deferred compensation                                       13.3
Other accruals not currently deductible                     87.3
Net operating loss and tax credit carryforwards             21.1
Business combinations                                       17.1
    Subtotal                                               151.4
Less: Valuation allowance                                  (23.1)
         Total deferred tax assets                         128.3
Deferred tax liabilities:
Deferred commissions                                      $ 11.4
Depreciation                                                 8.0
Other accruals                                              15.4
Gains on settlement of pension
liabilities, net of accruals                                18.3
Tax leases                                                  17.6
         Total deferred tax liabilities                     70.7
Net deferred tax asset                                    $ 57.6

     The valuation allowance, which relates primarily to net operating loss and capital loss carryforwards, decreased in 1993 by a net amount of $6.7 million.

     Of this amount, $3.5 million relates to the tax benefit recognized on a prior year capital loss as a result of capital gains generated in 1993. The remaining $3.2 million is due to decreases in foreign capital loss carryforwards, partially offset by increases in U.S. state and foreign net operating losses.

     As of December 31, 1993, the Company has foreign net operating loss and capital loss carryforwards for tax purposes of $9.4 million and $19.3 million, respectively, which can be carried forward indefinitely and approximately $3.1 million of foreign net operating losses which expire in various years between 1994 and 2000. The Company also has U.S. state tax net operating loss carryforwards totaling $121 million which expire in various years through 2008 and U.S. federal alternative minimum tax credits of $5.3 million which can be carried forward indefinitely.

     At December 31, 1993, the net deferred tax balances are included in the Company's consolidated balance sheet as follows:


Other current assets                                        $35.4
Other assets                                                53.3
Accounts payable and accrued expenses                       13.2
Long-term deferred income taxes                             17.9

Prior to the change in accounting for income taxes, the components of the provision for deferred income taxes for 1992 and 1991 were as follows:
For the years ended December 31,                    1992      1991
Depreciation                                      $ (2.5)   $ (3.1)
Tax leases                                          (3.2)     (5.0)
Financial accounting accruals, net                 (17.5)     (8.7)
Net deferred losses on subsidiary
dispositions                                         3.6      (0.3)
Special charges                                     14.3     (27.4)
Other                                               (0.2)     (0.2)
                                                  $ (5.5)   $(44.7)

     A reconciliation of the tax provision and the amount computed by applying the U.S. federal income tax rate of 35 percent in 1993 and 34 percent in 1992 and 1991 to income (loss) from continuing operations before income taxes is as follows:

For the years ended December 31,        1993       1992      1991
Computed "expected" tax expense
     (benefit)                          $11.2     $35.0     $(2.2)
State and local income taxes-net of
     federal income tax                 (1.9)     (0.4)      (3.2)
Foreign statutory rates over (under)
     U.S. federal statutory rate        (2.9)       1.7       0.4
Foreign partnership income
     not taxed                          (1.9)      (2.1)     (2.1)
Tax benefit of capital losses           (3.5)       --         --
Tax rate changes                        (1.2)       --         --
Adjustment to prior year tax
     provisions                         (2.9)       --         --
Amortization of intangible
     assets                             2.5         2.6       2.5
Repatriation of foreign earnings,
     net of tax credits                 3.3         0.5       1.5
Other non-deductible expenses           4.1         3.9       3.9
Other, net                              (0.4)       2.8      (0.1)
                                       $ 6.4      $44.0      $0.7

     During 1993, the Company reached an agreement with the Appeals Office of the Internal Revenue Service on settlement of tax issues arising out of the years 1980 through 1986, most of which related to issues arising out of the acquisition of Alexander Howden. The settlement agreement is subject to final review by the staff of the Joint Committee onTaxation (Joint Committee). Based on the Company's discussion with the Appeals Office, it is expected that the Joint Committee review should be completed during the first half of 1994. Subject to this final review, the Company believes the settlement is within its previously established reserves.

     The Company is also under examination by the Internal Revenue Service for years 1987 through 1991.Payment on agreed issues for 1987 through 1989 was made in 1993 and charged against previously established reserves. The Company believes that adequate provision has been made to cover liabilities which may arise on final settlement of these examinations.

     Federal income taxes have not been provided on undistributed earnings of foreign subsidiaries which aggregated approximately $349.6 million at December 31, 1993, because such earnings are permanently invested or will not be repatriated unless any additional income taxes would be substantially offset by foreign tax credits. It is not practicable to determine the amount of unrecognized deferred income tax liabilities on these undistributed earnings.

6. Discontinued Operations

     In March 1985, the Company discontinued the insurance underwriting operations acquired in 1982 as part of the Alexander Howden acquisition. In 1987, the Company sold Sphere Drake Insurance Group (Sphere Drake) and is currently running-off the Atlanta and Bermuda insurance companies.

     The 1987 Sphere Drake sales agreement provides indemnities by the Company for various potential liabilities including provisions covering future losses on the insurance pooling arrangements from 1953 to 1967 between Sphere Drake and Orion Insurance Company (Orion), a U.K.-based insurance company and future losses pursuant to a stop loss reinsurance contract between Sphere Drake and Lloyd's Syndicate 701.

     The types of claims being reported on the Orion insurance pooling arrangement are primarily asbestosis, environmental pollution and latent disease claims in the U.S. and are coupled with substantial litigation expenses. Liabilities for these claims cannot be estimated by conventional actuarial reserving techniques because the available historical experience is not sufficient to apply such techniques for these types of claims and case law, which will ultimately determine the extent of these liabilities, is still evolving. To date, U.S. case law has already altered the intent and scope of these policies to some extent. Therefore, the Company has obtained advice from an independent actuarial firm who used available exposure information and various projection techniques in estimating the Company's ultimate exposure. The Company has provided as its ultimate exposure the actuarial firm's point estimate, which approximates the mid-point within their range of expected loss, and a provision for Sphere Drake's share of uncollectible reinsurance recoverables. The $70 million difference between the low and high estimates of their range is quite wide due to the expansion of coverage and liability by certain state courts and legislatures for environmental pollution and other losses in the past and the possibility of similar interpretations in the future, as well as the uncertainty in determining what scientific standards will be acceptable for measuring site cleanup.

     The major portion of the $145 million loss from discontinued operations recorded by the Company in 1992 was due to recording additional reserves associated with the Orion indemnity. No tax benefit has been recognized by the Company on this provision due to the uncertainties surrounding its deductibility.

     Sphere Drake's appeal of a lawsuit against the Names on Lloyd's Syndicate 701 seeking payment of funds due Sphere Drake pursuant to a stop-loss reinsurance contract with Syndicate 701 and a determination of continuing stop-loss coverage protecting Sphere Drake under that contract was heard in October 1993 with the U.K. Court of Appeal upholding the adverse decision of the lower court. As a result, the deferred litigation settlement balance of $22.3 million described in Note 14 hereof has been included in the Company's net liabilities of discontinued operations. The Company has provided $45.8 million, which includes the above $22.3 million, as its ultimate exposure under this indemnity based on an estimate by an independent actuarial firm. However, unlike the Orion indemnity, the Company's opinion is this indemnity is limited in amount pursuant to the terms of the stop-loss reinsurance contract. The maximum remaining exposure beyond what the Company has currently provided is $18.3 million.

     Zero coupon notes with interest at 10 percent to 12 percent and warrants to purchase five percent of Sphere Drake stock, which were acquired in connection with the sale of Sphere Drake, are subject to offset for indemnities regarding the adequacy of loss reserves and recoverability of reinsurance receivables on the books of Sphere Drake at December 31, 1986. Based on estimates of an independent actuarial firm, there has been deterioration in loss reserves and uncollectible reinsurance balances that will offset substantially all of the interest income of the zero coupon notes. The remaining exposure for this indemnity is limited to the discounted carrying amount of the notes which is 19.3 million pounds sterling ($28.5 million and $29.2 million at December 31, 1993 and December 31, 1992) plus the realized proceeds of $6.5 million from the 1993 exercise of the warrants.

     The Sphere Drake indemnities and other liabilities arising out of the discontinued operations are expected to be settled and paid over many years and could extend over a 20 to 30 year period.

     Reinsurance agreements provide the Atlanta and Bermuda insurance companies with insurance coverage for their reserves as of December 31, 1988, and for up to $50 million of insurance coverage for potential losses in excess of those reserves, subject to a deductible for one of the Atlanta companies of $12.5 million. At December 31, 1993, based on an estimate by an independent actuarial firm, the Company has recorded $4.6 million of the deductible, which approximates the midpoint of the actuarial firm's range of expected loss, and has utilized $21 million out of the $50 million of insurance coverage. The remaining unrecognized deductible of $7.9 million is within the actuarial firm's range of expected loss. The agreements also provide for a reinsurance premium adjustment whereby at any time after January 1, 2001, the reinsurance agreements can be terminated and any excess funds, net of any reinsurance premium paid to a substitute reinsurance company, would be returned to the Company. The reinsurance premium adjustment is currently estimated to be $10.4 million.

     In addition, the Company is exposed to a number of other indemnities, exposures and contingencies primarily related to the sale of Sphere Drake.

     A summary of the net liabilities of the Company's discontinued operations is as follows:

As of December 31,                                 1993       1992
Assets
Cash and investments                              $ 18.8    $ 19.0
Other assets                                        22.1      15.0
Zero coupon notes                                   28.5      29.2
                                                    69.4      63.2
Claim and other liabilities                        182.9     165.6
Net liabilities of discontinued
   operations                                     $113.5    $102.4

     The net liabilities of the Company's discontinued operations are presented in the Consolidated Balance Sheets as follows:

As of December 31,                                  1993       1992
Other payables and accrued expenses               $  7.0    $  7.0
Net liabilities of discontinued operations         106.5      95.4
Total net liabilities of
     discontinued operations                      $113.5    $102.4

     Change in the net liabilities (assets) of the Company's discontinued operations are as follows:

For the years ended December 31,          1993      1992      1991
Beginning balance                       $102.4    $(36.4)   $(31.7)
Provision for loss                          --     145.0        --
Deferred litigation
     settlement                          22.3        --         --
Translation adjustment                    0.7       6.9        1.1
Payment of claims and expenses          (11.9)      (13.1)    (5.8)
Ending balance                          $113.5    $102.4    $(36.4)

     The Company believes that, based on current estimates of exposures, the established claim and other liabilities, the estimated reinsurance premium adjustment and the interest income on the zero coupon notes, will be sufficient to cover any future indemnifications and offsets related to the Sphere Drake agreement, the future run-off expenses net of any investment income of the Atlanta and Bermuda operations, and any other expenses associated with its discontinued operations. However, there is no assurance that further adverse developments may not occur due to variables inherent in the estimation process, including estimating insurance reserves for environmental pollution, latent disease and other exposures, the collectibility of reinsurance recoverable balances, the effect of future legislation and other matters described above. It is possible that future developments with respect to these matters could have a material effect on future interim or annual results of operations. However, the Company presently believes that such impact will not be material to the Company's financial condition.

7. Employees' Retirement Plans and Benefits

Pension Plans

     The Company has contributory and non-contributory defined benefit pension plans covering substantially all employees. The plans generally provide pension benefits that are based on the employee's years of service and compensation prior to retirement. In general, it is the Company's policy to fund these plans consistent with laws and regulations of the respective jurisdictions in which the Company operates.

     During 1991, the Company's Canadian pension plans settled the accumulated benefit obligation to certain retirees by purchasing annuity contracts for $25.7 million. The resulting pre-tax gain of $5.1 million was recognized as a reduction of pension expense and was included in salaries and benefits in the Consolidated Statements of Operations.

     Total pension costs are summarized as follows:

For the years ended December 31,          1993       1992     1991
Service cost                            $ 29.5     $ 29.4    $ 27.7
Interest cost                             38.4       36.9     33.8
Actual return on plan assets             (73.4)     (68.9)   (98.0)
Net amortization and deferral              7.4        3.7     40.7
Net pension costs                       $  1.9     $  1.1    $ 4.2

     The following table sets forth the funded status and amounts recognized in the Company's Consolidated Balance Sheets:

As of December 31,                            1993                1992
                                                   Inter-              Inter-
                                         U.S.     national   U.S.      national
Vested benefit obligation               $ 221.5   $ 246.4   $ 179.1    $ 165.9
Accumulated benefit
     obligation                         $ 235.3   $ 252.4   $ 191.2    $ 177.1
Projected benefit
     obligation                         $(308.1)  $(284.7)  $(247.6)   $(214.5)
Plan assets at fair
     market value                         298.5     387.2     265.9      303.3
Excess (shortfall) of plan assets
     over projected benefit
     obligation                            (9.6)    102.5      18.3       88.8
Unrecognized net
     loss (gain)                           33.4     (39.0)     10.5      (24.0)
Unrecognized prior
     service cost                          (1.4)     13.4      (1.5)        9.4
Unrecognized net assets
     being amortized over
     the plans' average
     remaining service lives              (16.3)    (30.8)    (18.7)     (33.0)
Prepaid pension cost                    $   6.1   $  46.1   $   8.6    $  41.2
Assumed discount rate                       7.0% 5.0-8.25%      8.0%   5.5-9.5%
Assumed rate of
     compensation increase                  5.0%  4.0-6.5%      5.0%   4.5-7.0%
Expected rate of return
     on plan assets                        9.75%  7.0-11.0%   10.75% 7.5-11.0%

     At December 31, 1993 and 1992, approximately 85 percent and 81 percent, respectively, of all plan assets are invested in equity securities and 15 percent and 19 percent, respectively, in cash equivalents and/or fixed income securities.

Thrift Plans

     The Company maintains thrift plans for most U.S. and Canadian employees. Under the thrift plans, eligible employees may contribute amounts through payroll deduction, supplemented by Company contributions, for investments in various funds established by the plans. The cost of these plans was $11.3 million in 1993, $10.8 million in 1992 and $11.4 million in 1991.

Postretirement Benefits

     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. plans. This statement requires the Company to accrue the estimated cost of future retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care and life insurance, as premiums or claims were paid. The Company has elected to recognize the initial postretirement benefit obligation of $14 million over a period of 20 years. The Company's cash flows are not affected by implementation of this statement and the impact to the results of operations for 1993 was not significant.

     Total postretirement benefit costs are summarized as follows:

For the year ended December 31, 1993
                                       Health     Life
                                       Care       Insurance  Total
Service cost                            $ 0.8     $  --      $ 0.8
Interest cost                             1.2        0.2       1.4
Actual return on plan assets               --       (0.2)     (0.2)
Net amortization and deferral             0.8       (0.2)      0.6
     Net postretirement
      costs (credit)                    $ 2.8      $(0.2)    $ 2.6

     The following table sets forth the funded status and amounts recognized in the Company's consolidated financial statements:

For the year ended December 31, 1993
                                        Health      Life
                                        Care   Insurance      Total
Accumulated postretirement
     benefit obligation:
       Retirees                         $ (7.0)   $(3.2)    $(10.2)
       Fully eligible active
         participants                     (1.7)    (0.3)      (2.0)
       Other active participants         (10.4)      --      (10.4)
                                         (19.1)    (3.5)     (22.6)
       Plan assets at fair
         market value                    --         5.7        5.7
       Accumulated benefit
         obligation in excess (short-
         fall) of plan assets            (19.1)     2.2       (16.9)
       Unrecognized net obligation        15.5     (2.3)       13.2
       Unrecognized net loss               3.0      0.3        3.3
       (Accrued) prepaid post-
         retirement benefit liability   $ (0.6)   $ 0.2     $ (0.4)

     The discount rate used in determining the accumulated postretirement benefit obligation was 7 percent and the compensation rate increase was 5 percent. The assumed medical trend rate is 11 percent in 1994 and gradually declines to 5.5 percent in 2000 and thereafter. Increasing the trend rate by 1 percent and holding all other assumptions constant, the impact on the cost component and the accumulated benefit obligation is an increase of $0.2 million and $1.6 million, respectively.

     Certain of the Company's international subsidiaries have similar plans for their employees; however, most retirees are covered primarily by government sponsored programs. As a result, the cost to the Company for retired employees is not significant for these programs.

Postemployment Benefits

     In November 1992, the Financial Accounting Standards Board issued SFASNo. 112, "Employers' Accounting for Postemployment Benefits," which will be adopted by the Company in the first quarter of 1994. This statement requires that certain benefits provided to former or inactive employees after employment but prior to retirement, including disability benefits and health care continuation coverage, be accrued based upon the employees' service already rendered. The cumulative effect of this accounting change is estimated to be a charge of approximately $2.7 million after-tax and the increase to the annual cost of providing such benefits will not be significant.

Deferred Compensation Plan

     The Company has a deferred compensation plan which permitted certain of its key officers and employees to defer a portion of their incentive compensation during 1986 to 1989. The Company has purchased whole life insurance policies on each participant's life to assist in the funding of the deferred compensation liability. At December 31, 1993, the cash surrender value of these policies was $0.5 million, which is net of $32.6 million of policy loans. The Company's obligation under the plan, including accumulated interest, was $15.6 million and $18.6 million at December 31, 1993 and 1992, respectively, and is included in Other Long-Term Liabilities in the Consolidated Balance Sheets.

     Prior to January 1, 1991, the deferred compensation expense was being accrued on a present value basis over the period of active employment to normal retirement at age 65. Effective January 1, 1991, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," relating to deferred compensation plans. This statement requires the accrual of deferred compensation expense over the period of active employment to the full eligibility date, which is generally age 55 under the Company's plan. The cumulative effect of this accounting change for years prior to 1991 was an increase to the net loss in 1991 of $2.2 million, net of related income tax benefit of $1.8 million, or $0.05 per share. The effect of applying this new accounting method was not material to the results of operations in 1991.

8. Short-Term Debt

     Consolidated short-term debt consists of the following:

As of December 31,                                 1993      1992
Notes payable                                     $ 17.5    $ 0.4
Current portion of
  long-term debt                                    11.7      6.7
                                                    29.2      7.1
Less short-term debt
  reclassified as long-term                           --      0.4
                                                  $ 29.2    $ 6.7

     Information with respect to short-term borrowing activity is as follows:

As of December 31,                      1993      1992      1991
Commercial paper:
Balance at year end                     $  --     $  --     $41.4
Weighted average interest rate             --%       --%      5.0%
Maximum outstanding                     $  --     $52.8     $75.9
Average outstanding                     $  --     $38.7     $49.4
Weighted average interest rate
     during the year                       --%      4.2%      6.0%
Notes payable:
Balance at year end                     $17.5     $ 0.4     $ 0.5
Weighted average interest rate            5.2%     12.4%     11.7%
Maximum outstanding                     $18.7     $37.2     $43.2
Average outstanding                     $ 6.6     $20.6     $14.5
Weighted average interest rate
     during the year                      7.7%      8.6%     10.3%

     The average outstanding balances and weighted average interest rates during each year are based on average daily balances outstanding.

     The maximum outstanding balance above reflects the maximum amount of each category outstanding at any month end. The maximum aggregate short-term debt outstanding at any month end was $18.7 million, $78.9 million and $119.1 million in 1993, 1992 and 1991, respectively.

     Supplementing the $150 million credit facility described in Note 9(B), the Company has uncommitted cancelable lines of credit available for general corporate purposes totaling $162.8 million. These lines consist of facilities in the U.S. and certain other countries. If drawn, the lines bear interest at market rates and carry an annual commitment fee of no greater than 0.5 percent of the line.

9. Long-Term Debt

     Consolidated long-term debt outstanding is as follows:

As of December 31,                                1993       1992
11% Convertible subordinated debentures (A)     $ 60.2     $ 60.2
Long-term credit agreement (B)                    --         --
Obligation under capital lease (C)                20.8       23.1
Non-recourse mortgage notes (D)                   19.6       19.4
Term loans (E)                                    10.0       25.0
Other, primarily for acquisitions                 12.9        4.1
                                                 123.5      131.8
Less current portion                              11.7        6.7
                                                $111.8     $125.1

     The principal payments required during the next five years are $11.7 million in 1994, $17.8 million in 1995, $6.8 million in 1996, $6.2 million in 1997 and $6.4 million in 1998.

     The estimated fair value of the Company's long-term debt at December 31, 1993 is $113.6 million based upon the market prices for similar issues or current interest rates offered to the Company for debt with the same remaining maturities.

A. 11% Convertible Subordinated Debentures

     The debentures are unsecured subordinated obligations maturing April 15, 2007. The debentures were issued in connection with the acquisition of Alexander Howden under an Indenture agreement dated February 1, 1982, and are convertible into common stock at $39 per share, subject to adjustment under certain conditions. The remaining debentures are redeemable any time, at 102.93 percent of par value prior to April 15, 1994, and at declining prices thereafter until April 15, 1997. Commencing April 15, 1992, and annually thereafter, 5 percent of the aggregate principal amount outstanding as of October 15, 1991, must be redeemed at par value through the operation of a mandatory sinking fund. However, at its option the Company may reduce or satisfy this obligation by applying previously retired debentures. The Company may make an optional sinking fund payment in each year not exceeding the amount of the mandatory sinking fund payment.

B. Long-Term Credit Agreement

     The Company has a $150 million long-term credit agreement with various banks which expires in July 1995. The agreement contains various financial covenants including limits on minimum net worth, maximum consolidated debt, minimum interest coverage and minimum consolidated cash flow.

     Based upon current financial projections for 1994, it is probable that the Company will not be in compliance with certain covenants contained in the credit agreement, and that this may be reportable to the banks during April 1994. While there can be no assurances in this regard, the Company believes that it will be able to obtain any necessary waivers or amendments to such agreement. In addition, the Company believes it has sufficient cash resources to fund its operations during 1994.

C. Obligation Under Capital Lease

     A French subsidiary has a lease agreement for office facilities which is classified as a capital lease. Future minimum lease payment obligations are approximately $2.3 million for each of the next five years and an aggregate of $24.8 million thereafter.

D. Non-Recourse Mortgage Notes

     Two subsidiaries of the Company have an investment in a direct financing lease of an office building and related non-recourse mortgage notes. The mortgage notes bear interest at rates between 12.1 percent and 13 percent and are payable in semiannual installments of $1.4 million (including principal and interest) through September 2010.

     The components of the net investment in the direct financing lease, included in Other Assets in the Consolidated Balance Sheets, are as follows:

As of December 31,                                1993      1992
Future minimum lease
     payments to be received                      $66.5      $69.2
Unguaranteed residual value accruing
     to the benefit of the Company                  7.9        7.9
Less unearned income                              (54.8)     (57.0)
Net investment in lease                           $19.6      $20.1

     Future minimum lease payments to be received are approximately $3 million for each of the next five years and an aggregate of $51.5 million thereafter.

E. Term Loans

     In February 1992, a U.S. subsidiary of the Company entered into an unsecured $15 million three-year loan agreement with a bank. This loan was repaid in September 1993.

     In August 1992, a U.S. subsidiary entered into an unsecured $10 million three-year term loan agreement with a bank. The interest rate (4.5 percent at December 31, 1993) floats with the LIBOR rate. The agreement, guaranteed by the Company, contains financial covenants on minimum consolidated net worth and maximum consolidated indebtedness.

10. Stock Option and Incentive Plans

     In 1992, the stockholders approved amendments to the 1988 Long-Term Incentive Compensation Plan (1988 Plan) which provides for the granting of up to 5 million shares of the Company's Common Stock to officers and key employees as stock options. The 1988 Plan includes grants in the form of incentive stock options and non-qualified options, stock appreciation rights, restricted stock awards, performance share/unit awards and other stock based awards.

Stock options may be granted under the 1988 Plan at a price not less than the fair market value of the Common Stock on the date the option is granted and, with respect to incentive stock options, must be exercised not later than 10 years from date of grant and, with respect to non-qualified options, must be exercised not later than 10 years and one day from date of grant.

     Stock appreciation rights may be granted alone or in conjunction with a stock option at a price not less than the fair market value of the Common Stock at date of grant. Upon exercise of a stock appreciation right, the participant will receive cash, Common Stock or a combination thereof equal to the excess of the market value over the exercise price of the stock appreciation right. Exercise of either the right or the stock option will result in the surrender of the other.

     Restricted stock awards may be granted which limit the sale or transfer of the shares until the expiration of a specified time period. Such awards are subject to forfeiture if the participant does not remain in the employ of the Company throughout the restricted time period. A maximum of 1,250,000 shares may be issued under the 1988 Plan. There were 60,000, 92,810 and 22,880 shares issued in 1993, 1992 and 1991, respectively.

     Performance share/unit awards may be granted based upon certain performance criteria as determined by the Company and Benefits Committee of the Board of Directors. Upon achievement of the performance share/unit criteria, the participant will receive cash, Common Stock or a combination thereof equal to the award. No performance share/unit awards were made in 1993, 1992 and 1991.

     Stock option transactions were as follows:

                                          Number             Option Price
                                            of                 Per Share
                                          Shares                 Range
Outstanding, January 1, 1991             2,886,159           $17.75-38.63
     Granted                                95,500            23.13-23.25
     Exercised                             (38,204)           17.75-25.38
     Canceled                             (186,371)
Outstanding, December 31, 1991           2,757,084           $17.75-38.63
     Granted                               485,000            21.63-23.69
     Exercised                            (106,439)           21.56-27.38
     Canceled                             (210,590)
Outstanding, December 31, 1992           2,925,055           $17.75-38.63
     Granted                               488,500            26.00-27.63
     Exercised                             (93,948)           17.75-25.38
     Canceled                             (188,307)
Outstanding, December 31, 1993           3,131,300           $17.75-38.63

     The number of options exercisable at December 31 were as follows:

1993     2,231,301
1992     1,976,017
1991     1,724,060

11. Common and Preferred Stock

Common Stock

     In addition to its Common Stock, $1.00 par value (Common Stock), the Company had issued two classes of voting equity securities, Class A and Class C Common Stock, with voting rights equal to the Company's Common Stock. Associated with each such share is a dividend paying share issued by a Canadian (RSC Class 1 share) or a United Kingdom (AASUK Dividend share) subsidiary which pays dividends in Canadian dollars and pounds sterling respectively, equivalent to the dividends paid on shares of Common Stock. Holders of these securities, therefore, hold the economic equivalent of shares of Common Stock. Each Class A share (together with an RSC Class 1 share) and Class C share (together with an AASUK Dividend share) may be exchanged at any time for a share of Common Stock.

     At December 31, 1993, the Company had 5.4 million shares of Common Stock reserved for issuance under employee stock option plans, 1.5 million shares reserved for issuance in the event of conversion of the 11 percent convertible subordinated debentures and 2.8 million shares reserved for issuance upon redemption or conversion of the Class A and Class C shares.

     The Board of Directors has authorized, subject to certain business and market conditions, the purchase of up to 5 million shares of the Company's Common Stock. As of December 31, 1993, the total number of shares purchased was
3.7 million at an average price of $21.77 per share. No shares were repurchased in 1993 or 1992. Shares of its own stock acquired by the Company constitute authorized but unissued shares.

Dividend Restrictions

     No dividends may be declared or paid on the Company's Common Stock unless an equivalent amount per share is declared and paid on the RSC Class 1 and AASUK Dividend shares. Accordingly, the Company's ability to pay dividends is limited by the amounts available to the Canadian and U.K. subsidiaries for such purposes. These amounts approximate Canadian $75.8 million or $56.8 million, assuming certain solvency tests are met under Canadian law, and 155 million pounds sterling or $228.7 million, respectively, at December 31, 1993. In the event sufficient earnings are not available in the Canadian or the United Kingdom subsidiary to declare dividends, the Company's legal structure allows it to make earnings or capital available in those subsidiaries to pay dividends. In addition, the Series A Convertible Preferred Stock described below has priority as to dividends over the Common Stock.

Preferred Stock and Related Rights

     The Company's Preferred Stock, $1.00 par value (Preferred Stock), can be issued in one or more series with full or limited voting rights, with the rights of each series to be determined by the Board of Directors before each issuance.

Series A Convertible Preferred Stock

     In March 1993, the Company completed a private placement of 2.3 million shares of $3.625 Series A Convertible Preferred Stock (Convertible Preferred Shares). Gross proceeds of the offering were $115 million with net proceeds to the Company of $110.9 million. Holders of the Convertible Preferred Shares will be entitled to receive cumulative cash dividends at an annual rate of $3.625 per share, payable quarterly in arrears. The Convertible Preferred Shares have priority as to dividends over the Common Stock. The shares are convertible into Common Stock at a conversion price of $31.875 per share of Common Stock, subject to adjustments. Common Stock issued upon conversion will include Rights, as described below, provided the conversion occurs prior to the distribution, redemption or expiration of such Rights. The Convertible Preferred Shares may be redeemed by the Company on and after March 22, 1997, in whole or in part, at $52.18 per share until March 14, 1998, and declining ratably annually to $50 per share on or after March 15, 2003, plus accrued and unpaid dividends. The Convertible Preferred Shares are non-voting, except as provided by law and except that, among other things, holders will be entitled to vote as a separate class with any other series of outstanding Preferred Stock to elect a maximum of two directors if the equivalent of six or more quarterly dividends on the Convertible Preferred Shares are in arrears. The Convertible Preferred Shares have a liquidation preference of $50 per share.

Series A Junior Participating Preferred Stock

     In 1987, a series of Preferred Stock, Series A Junior Participating Preferred Stock (Participating Preferred Shares), $1.00 par value per share was authorized and a dividend of one preferred share purchase right (a Right) for each outstanding share of Common Stock, each Common Stock equivalent and each subsequently issued share was declared. Each Right, as amended, entitles the holder thereof to buy one one-hundredth of a Participating Preferred Share at a price of $85 (subject to adjustment). The Rights become exercisable only following the announcement by the Company that a person or a group has acquired beneficial ownership of 10 percent or more of the Company's voting shares or has commenced a tender or exchange offer that if consummated would result in the ownership of 10 percent or more of such voting shares. If the Rights become exercisable, each holder will be entitled to purchase at the then-current exercise price that number of Participating Preferred Shares having a value equal to twice the then-current exercise price.

     If the Company is subsequently acquired, each Right will entitle the holder to purchase at the then-current exercise price, stock of the surviving company having a market value of twice the exercise price of each Right. In addition, if a person or group acquires more than 10 percent, but less than 50 percent, of the Company's voting shares, the Board of Directors may exchange each Right for one one-hundredth of a Participating Preferred Share. The Rights are redeemable by the Board until the time of announcement that any person or group has beneficially acquired 10 percent or more of the Company's voting shares. All rights beneficially owned by a holder of 10 percent or more of the voting shares become void once such holder passes the 10 percent threshold. The Rights are redeemable by action of the Board of Directors prior to becoming exercisable at a redemption price of $.01 per Right. The Rights will expire on July 6, 1997.

     On April 21, 1992, the Board of Directors of the Company approved an Amendment to the Rights Agreement (the "Amendment") between the Company and First Chicago Trust Company of New York. The Amendment provides for certain technical revisions in the Rights Agreement including definition of Shares Acquisition Date to mean the first date of public announcement by the Company that an Acquiring Person has become such. The Amendment also provides that if the Rights become exercisable, the Company, acting by resolution of the Board of Directors, may (and if a sufficient number of Participating Preferred Shares is not available for issuance upon exercise of the Right, shall) issue equity securities, debt securities, cash and/or other property in lieu of Participating Preferred Shares.

12. Commitments

Lease Commitments

     The Company leases property and equipment under noncancelable operating lease agreements which expire at various dates.

     Future minimum annual rentals under noncancelable operating leases, which have been translated at December 31, 1993 closing foreign exchange rates, are as follows:

                                                 Operating
                                                 Leases
1994                                            $ 91.5
1995                                              82.1
1996                                              67.6
1997                                              51.2
1998                                              42.0
Thereafter                                       262.7
Total minimum lease payments                    $597.1

     Rent expense for office space, which includes property taxes and certain other costs, amounted to $92 million, $99.3 million and $100 million for the years ended December 31, 1993, 1992, and 1991, respectively.

Other Commitments

     At December 31, 1993, the Company has $32.1 million of letters of credit outstanding which are required under certain agreements in the ordinary course of business.

     The Company has entered into asset-based interest rate swap and forward rate agreements with large financial institutions to hedge a portion of its investment portfolio against short-term interest rate fluctuations. Any differences in interest income between the fixed and floating interest rates are recorded monthly. At December 31, 1993, the principal amounts of such agreements outstanding were $290.7 million. The fair value of these agreements is an unrealized gain of $3.8 million, representing the amount at which they could be settled based upon current interest rates. The Company is exposed to credit losses on only the interest element in the event of nonperformance by these financial institutions; however, management does not anticipate incurring losses due to such nonperformance.

13. Contingencies

     The Company and its subsidiaries are subject to various claims and lawsuits from both private and governmental parties, which includes claims and lawsuits in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance and in rendering consulting services. In some of these cases, the remedies that may be sought or damages claimed are substantial. Additionally, the Company and its subsidiaries are subject to the risk of losses resulting from the potential uncollectibility of insurance and reinsurance balances and claims advances made on behalf of clients and indemnifications connected with the sales of certain businesses.

     Following the acquisition of Alexander Howden in January 1982, certain claims, relating primarily to the placement of reinsurance by Alexander Howden subsidiaries and questionable broking and underwriting practices of former Alexander Howden officials and others, were asserted. In particular, claims have been asserted against the Company and certain of its subsidiaries alleging, among other things, that certain of the Company's subsidiaries accepted, on behalf of certain insurance companies, insurance or reinsurance at premium levels not commensurate with the level of underwriting risks assumed and retroceded or reinsured those risks with financially unsound reinsurance companies. In three pending actions, plaintiffs seek compensatory and punitive damages totaling $147 million based on treble damage claims under the Racketeer Influenced and Corrupt Organizations Act (RICO). Management of the Company believes that there are valid defenses to all the claims that have been made with respect to these activities and the Company is vigorously defending the pending actions.

     In 1987, the Company sold Shand Morahan & Company, Inc. (Shand), its domestic underwriting management subsidiary. The Company has agreed to indemnify the purchasers of Shand against certain contingencies, including the Mutual Fire, Marine and Inland Insurance Company contingency described below.

     Prior to its sale in 1987, Shand and its subsidiaries provided underwriting management services for and placed insurance and reinsurance with and on behalf of Mutual Fire. Mutual Fire was placed in rehabilitation by the Courts of the Commonwealth of Pennsylvania in December 1986. In January 1990, the Supervisory Court approved a plan of rehabilitation for Mutual Fire. The rehabilitator, in February 1991, filed a complaint in the commonwealth court against Shand and the Company. The case was subsequently removed to the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleges that Shand, and in certain respects the Company, breached duties to, and agreements with, Mutual Fire. In addition to claiming compensatory damages, the complaint seeks punitive damages and recovery of certain commissions paid to Shand and the Company. The complaint does not specify, to any meaningful degree, the amount of alleged damages incurred or sought. In June 1993, however, the rehabilitator, through an expert's report, has indicated to Shand and the Company that the damages alleged are in the amount of $238.5 million. The Company and Shand strongly disagree with the alleged damages in the rehabilitator's report and have substantial arguments to sustain their position. The Company and Shand are in the process of finalizing a series of expert reports that rebut the damage amount alleged in the rehabilitator's report.

     The case is likely to be placed on the trial calendar in the summer of 1994. Management believes that there are valid defenses to the allegations set forth in the complaint and the Company intends to vigorously defend against this action.

     Also, the sales contract between the Company and Shand's purchasers obligates the Company to certain indemnities with respect to transactions involving Mutual Fire. In November 1992, the purchaser asserted indemnification claims related to reinsurance recoverables due from Mutual Fire. In February 1993, the Company agreed to settle certain of these claims. The Company has estimated its exposure under this settlement, net of anticipated recoveries from certain trusteed assets held for Shand's benefit of $10.8 million and net of $4.6 million of set-offs, and established a reserve as part of the 1992 special charge described in Note 4. The Mutual Fire rehabilitator has challenged Shand's right to recover these assets and utilization of such set-offs.

     The purchaser of Shand has also notified the Company of claims relating to reinsurance recoverables based on alleged errors and omissions of Shand in placing reinsurance. To date, these claims have led to the institution of four arbitration proceedings involving certain reinsurers in an amount presently estimated to be $33 million. These claims are potentially subject to indemnification by the Company under the terms of the sales agreement. Shand is actively disputing these allegations. However, pursuant to the terms of the indemnity, the Company may be responsible for the costs of these proceedings and related expenses. Until there is a final determination that a reinsurer has a right to withhold payment of a reinsurance recoverable, based on an actual error or omission of Shand, the Company believes that its exposure under the indemnity is limited to the above-mentioned costs and expenses. The Company intends to vigorously dispute these claims.

     On November 4, 1993, a class action suit was filed against the Company and two of its directors and officers in the United States District Court for the Southern District of New York. In response to the defendant's motion to dismiss, an amended complaint was filed on February 16, 1994, purportedly on behalf of a class of persons who purchased the Company's Common Stock during the period May 1, 1991 to September 28, 1993, alleging that during said period the Company's financial statements contained material misrepresentations as a result of inadequate reserves established by the Company's subsidiary, Alexander Consulting Group Inc., for unbillable work in progress. The amended complaint seeks damages in an unspecified amount, as well as attorneys' fees and other costs, for alleged violations of the federal securities law. The Company intends to vigorously dispute this claim.

     These contingent liabilities involve significant amounts. While it is not possible to predict with certainty the outcome of such contingent liabilities, the applicability of coverage for such matters under the Company's professional liability insurance policies, or their financial impact on the Company, management presently believes that such impact will not be material to the Company's financial condition. However, it is possible that future developments with respect to these matters could have a material effect on future interim or annual results of operations.

14. Litigation Settlement

     In November 1986, the Company settled its lawsuit, which commenced in 1983, against certain former auditors of Alexander Howden. The terms of the settlement included the payment of $24 million to the Company. Recognition of this recovery in the Consolidated Statements of Operations had been deferred pending final resolution of specific loss contingencies arising out of the Alexander Howden acquisition which were known at the date of the settlement.

     As discussed in Note 6, the remaining balance of $22.3 million was transferred to the Company's net liabilities of discontinued operations as a result of a 1993 adverse court decision relating to one of these specific loss contingencies.

15. Business Segments

     Segment information is provided for the Company's two reportable segments, Insurance Services and Human Resource Management Consulting.

     Insurance Services operations include risk management and insurance services, specialist and reinsurance broking. The Company's extensive services permit it to handle diverse lines of coverage.

     Human Resource Management Consulting includes a variety of human resource management consulting services, including actuarial and benefit plan consulting services, flexible compensation consulting, communications and management consulting services and executive planning services, as well as human resource organizational analysis and planning.

     The following tables present information about the Company's operations by business segment and geographical areas for each of the three years in the period ended December 31, 1993:

                                      Operating Operating Identifiable  Depreciation &  Capital
                                       Revenues   Income     Assets     Amortization    Expenditures
Business Segments:
1993
Insurance services                      $1,128.6  $ 92.9    $2,544.1        $48.3        $21.0
Human resource management consulting       213.0    (7.5)      121.4          5.6          4.0
General corporate                             --   (33.1)      128.3          0.6          1.0
                                        $1,341.6  $ 52.3    $2,793.8        $54.5        $26.0
1992
Insurance services                      $1,129.0  $ 86.1    $2,422.5        $52.9        $16.2
Human resource management consulting       240.5     30.8      130.2          7.0          0.5
General corporate                             --    (31.4)      56.9          0.6           --
                                      $  1,369.5   $ 85.5   $2,609.6        $60.5         $16.7
1991
Insurance services                    $  1,158.0   $ 24.5   $2,546.2        $63.6         $16.9
Human resource management consulting       227.1     23.1      136.6          7.8           5.5
General corporate                             --    (31.2)      55.0          0.8           0.3
                                      $  1,385.1   $ 16.4   $2,737.8        $72.2         $22.7

                                                         Operating      Operating  Identifiable
                                                          Revenue         Income      Assets
Geographical areas:
1993
United States                                               $  727.1     $(11.8)     $1,029.2
United Kingdom                                                 315.5       64.1         987.8
Canada, principally Reed Stenhouse Cos. Ltd.                   120.9       13.0         208.1
Other countries                                                178.1       20.1         440.4
General corporate                                                 --      (33.1)        128.3
                                                             $1,341.6    $ 52.3      $2,793.8
1992
United States                                                $  731.1    $ 17.4      $  960.8
United Kingdom                                                  338.4      63.9         980.8
Canada, principally Reed Stenhouse Cos. Ltd.                    130.0      16.1         213.6
Other countries                                                 170.0      19.5         397.5
General corporate                                                  --     (31.4)         56.9
                                                             $1,369.5    $ 85.5      $2,609.6
1991
United States                                               $   762.6    $(42.3)     $1,045.1
United Kingdom                                                  314.9      54.5         979.7
Canada, principally Reed Stenhouse Cos. Ltd.                    136.5      21.4         222.3
Other countries                                                 171.1      14.0         435.7
General corporate                                                  --     (31.2)         55.0
                                                             $1,385.1    $ 16.4      $2,737.8

16. Quarterly Financial Data (Unaudited)

     Quarterly operating results for 1993 and 1992 are summarized below (in millions, except per share data).

                                                     Income
                                                  (Loss) from         Net
        Operating                       Operating   Continuing       Income
        Revenue                         Income      Operations       (Loss)
1993
1st     $   324.8                       $  18.9      $   9.9         $  13.2
2nd         341.9                          25.6         13.1            13.1
3rd         327.1                           0.2         (2.6)           (2.6)
4th         347.8                           7.6          3.2             3.2
Year    $ 1,341.6                       $  52.3       $ 23.6         $  26.9
1992
1st     $   326.9                       $   14.4     $  21.7        $   21.7
2nd         352.1                           32.7        17.6            17.6
3rd         345.4                           20.1        10.2            10.2
4th         345.1                           18.3         7.6          (137.4)(a)
Year    $ 1,369.5                       $   85.5     $  57.1        $  (87.9)

        Income
        (Loss) from                   Net
        Continuing                    Income
        Operations                    (Loss)     Dividends    High      Low

Per Share of Common Stock:

1993
1st     $  .22                        $  .30    $  .25       $28 7/8   $24
2nd        .26                           .26       .25       $28       $24 3/8
3rd       (.11)                         (.11)      .25       $27 3/4   $21 3/8
4th        .03                           .03       .25       $21 3/4   $17 5/8
Year    $  .40                        $  .48     $1.00
1992
1st     $  .50                        $  .50     $  25       $23 3/8   $19 3/4
2nd        .41                           .41       .25       $22 3/8   $18
3rd        .24                           .24       .25       $27 3/8   $21 1/4
4th        .17                         (3.18)(a)   .25       $27 5/8   $25 1/8
Year     $1.32                        $(2.03)   $ 1.00
(a) Includes a provision of $145 million or $3.35 per share associated with the discontinued and sold underwriting operations (see Note 6).

Board of Directors & Officers,
Major Subsidiaries and Operating Units

Alexander & Alexander Services Inc.
Board of Directors

Dr. Robert E. Boni(1)(2)(3)(5)
Chairman of the Board

Tinsley H. Irvin(1)
Chief Executive Officer

Dr. Kenneth Black, Jr.(1)(2)(3)(5)
Regents' Professor Emeritus of Insurance,
Georgia State University

John A. Bogardus, Jr.(2)(4)
Former Chairman of the Board

Peter C. Godsoe (3)(4)(5)
President & Chief Executive Officer,
The Bank of Nova Scotia

Angus M.M. Grossart(2)(4)
Managing Director,
Noble Grossart Limited (A U.K. merchant bank.)

Vincent R. McLean(1)(2)(3)(4)(5)

Michael K. White(1)
President & Chief Operating Officer

William M. Wilson(1)
Former Deputy Chairman & Executive Vice President

Executive & Other Corporate Officers

Tinsley H. Irvin
Chief Executive Officer

Michael K. White
President & Chief Operating Officer

Lawrence E. Burk
Chairman & Chief Executive Officer,
Alexander & Alexander Inc.

Kenneth J. Davis
Chief Executive Officer,
Alexander & Alexander Europe

Timothy P.S. Gibson
Chief Executive Officer,
Alexander & Alexander Limited, Asia Pacific Region

Ronald L. Hendrick
Vice President & Controller

James S. Horrick
President & Chief Executive Officer,
Alexander & Alexander/Reed Stenhouse Companies Limited

Ronald A. Iles
Senior Vice President,
Alexander & Alexander Services Inc.
Chairman,Alexander Howden Reinsurance Brokers Limited

R. Alan Kershaw
Vice President & Treasurer

Daniel E. Kestenbaum
Senior Vice President, Director of Quality & Professional Practice

Jayne D. Maas
Vice President & Director of Taxes

Dennis L. Mahoney
Chairman,
Alexander Howden Limited

Dr. Robert H. Moore
Senior Vice President,
Corporate Relations

Dan R. Osterhout
Senior Vice President,
Alexander & Alexander Services Inc.
Chairman & Chief Executive Officer,
Alexander Underwriting Services

Charles M. Patrick, Jr.
President,
Alexander & Alexander of Japan

John C. Reece
Vice President & Chief Information Officer

Ronald J. Roessler
Senior Vice President & General Counsel

Paul E. Rohner
Senior Vice President & Chief Financial Officer

Donald L. Seeley
Senior Vice President,
Alexander & Alexander Services Inc.
President & Chief Executive Officer,
The Alexander Consulting Group Inc.

Kevin J. Smith
Chairman & Chief Executive Officer,
Alexsis Inc.

Thomas Soper III
Senior Vice President,
Human Resources

Kenneth J. Tesi
Vice President, Director of Corporate Auditing Operations

Frank R. Wieczynski
Secretary

Alexander & Alexander Services Inc.
Principal Worldwide Operations

Risk Management & Insurance Services

Alexander & Alexander
Alexander Insurance Managers Limited
Alexander Underwriting Services
Alexsis Inc.
Anistics

Specialist Insurance Broking

Alexander Howden Intermediaries

Reinsurance Broking

Alexander Howden
Reinsurance Brokers Limited
Alexander Reinsurance Intermediaries, Inc.


Human Resource Management Consulting Services

The Alexander Consulting Group Inc.

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Compensation and Benefits Committee
(4) Member, Finance-Investment Committee
(5) Member, Nominating Committee

Investor Information

Corporate Headquarters

Alexander & Alexander Services Inc.
1211 Avenue of the Americas
New York, N.Y. 10036
(212) 840-8500

Annual Meeting of Stockholders
Date: Thursday, May 19, 1994
Time: 9:30 a.m.
Place: The Equitable Center Auditorium
     787 Seventh Avenue
     (between West 51st and West 52nd St.)
     New York, N.Y. 10019

Approximate Number of Equity Security Holders

As of March 1, 1994, there were approximately 2,262 record holders of the Company's Common Stock, 578 beneficial holders of Class A Common Stock and 1,301 record holders of Class C Common Stock.

Exchange Listings

Alexander & Alexander's Common Stock is listed on the New York Stock Exchange (symbol: AAL) and the International Stock Exchange of the United Kingdom and the Republic of Ireland. Its Class C Common Stock is listed on the International Stock Exchange of the United Kingdom and the Republic of Ireland.

Reed Stenhouse's RSC Class 1 Special Shares, associated with the shares of Alexander & Alexander's Class A Common Stock, are listed on the Toronto Stock Exchange and Montreal Stock Exchange.

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K may be obtained by writing to:

     Alexander & Alexander Services Inc.
     Secretary
     10461 Mill Run Circle
     Owings Mills, Md. 21117

Investors, security analysts and others desiring additional information should contact:

     Frank R. Wieczynski
     Secretary
     (410) 363-5802
     Facsimile (410) 363-5900

Transfer Agents and Registrars

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, N.J. 07303-2500

The R-M Trust Company
Balfour House
390 High Road
Ilford, Essex IG1 1NQ
England

Montreal Trust Company of Canada
151 Front Street West
Toronto, Ontario M5J 2N1
Canada

Auditors

Deloitte & Touche

Printed on recycled paper.
Printed in the U.S.A.

A&A Around the World

Alexander & Alexander Services Inc. serves clients worldwide. This listing includes those countries in which we have offices, affiliates or other established servicing capabilities.

[Color illustration of an antique world map.]

Anguilla
Antigua & Barbuda
Argentina
Aruba
Australia
Austria
Bahamas
Bahrain
Barbados
Belgium
Belize
Bermuda
Bolivia
Brazil
British Virgin Islands
Canada
Cayman Islands
Channel Islands
Chile
China
Colombia
Costa Rica
Curacao
Cyprus
Czech Republic
Denmark
Djibouti
Dominica
Dominican Republic
Ecuador
Egypt
El Salvador
Fiji
Finland
France
Germany
Greece
Grenada
Guadeloupe
Guatemala
Guyana
Haiti
Hong Kong
Hungary
India
Indonesia
Ireland
Isle of Man
Israel
Italy
Jamaica
Japan
Kazakhstan
Kenya
Kuwait
Luxembourg
Malaysia
Mexico
Montserrat
Morocco
Netherlands
New Zealand
Nicaragua
Nigeria
Norway
Oman
Pakistan
Panama
Papua New Guinea
Paraguay
Peru
Philippines
Poland
Portugal
Puerto Rico
Qatar
Republic of Korea
St. Kitts & Nevis
St. Lucia
St. Vincent & the Grenadines
Saudi Arabia
Singapore
Spain
Suriname
Swaziland
Sweden
Switzerland
Taiwan
Thailand
Trinidad & Tobago
Turkey
Turks & Caicos Islands
United Arab Emirates
United Kingdom
United States
Uruguay
U.S. Virgin Islands
Venezuela
Zaire

["Alexander & Alexander" logo]

Corporate Headquarters
Alexander & Alexander Services Inc.
1211 Avenue of the Americas
New York, N.Y. 10036