Form 10-K405, Exhibit 13
period 1995-12-31
ALEXANDER & ALEXANDER SERVICES INC
filed 1996-03-29
CIK 3449

Alexander & Alexander Services Inc.
--------------------------------------------------------------------------------
                                                              1995 ANNUAL REPORT




                                                                          [LOGO]

ALEXANDER & ALEXANDER SERVICES INC.

ALEXANDER & ALEXANDER SERVICES INC. SERVICES CLIENTS WORLDWIDE. THE LISTING BELOW INCLUDES LOCATIONS WHERE WE HAVE OFFICES, AFFILIATES OR OTHER ESTABLISHED SERVICING CAPABILITIES. ANGUILLA ANTIGUA & BARBUDA St. John's ARGENTINA Buenos Aires ARUBA AUSTRALIA Adelaide, Brisbane, Cairns, Canberra, Darwin, Gold Coast, Hobart, Melbourne, Newcastle, Parramatta, Perth, Rockhampton, Sydney, Toowoomba, Townsville AUSTRIA Vienna BAHAMAS Freeport, Marsh Harbour, Nassau BAHRAIN BARBADOS St. Michael BELGIUM Antwerp, Brussels BELIZE Belize City BERMUDA Hamilton BOLIVIA La Paz BRAZIL Campinas, Rio de Janeiro, Sao Paulo BRITISH VIRGIN ISLANDS Road Town CANADA Calgary, Edmonton, Grande Prairie, Halifax, London, Montreal, Ottawa, Prince George, Regina, Saskatoon, St. John's, Thunder Bay, Toronto, Vancouver, Victoria, Whitehorse, Winnipeg, Yellowknife CAYMAN ISLANDS George Town CHILE Santiago CHINA COLOMBIA Bogota COSTA RICA San Jose CURACAO Willemstad CYPRUS CZECH REPUBLIC Prague DENMARK DJIBOUTI DOMINICA DOMINICAN REPUBLIC Santo Domingo ECUADOR Guayaquil EGYPT EL SALVADOR San Salvador FIJI Nadi, Suva FINLAND Helsinki FRANCE Lyon, Paris, Strasbourg GERMANY Berlin, Bielefeld, Cologne, Frankfurt, Hamburg, Hannover, Leipzig, Munich, Stuttgart, Wiesbaden GREECE Athens, Piraeus GRENADA St. George's GUADELOUPE Baie Mahault GUATEMALA Guatemala City GUYANA Georgetown HAITI HONDURAS San Pedro Sula, Tegucigalpa HONG KONG HUNGARY Budapest INDIA Bombay INDONESIA Jakarta, Surabaya IRAN IRELAND Dublin ISLE OF MAN Douglas ISRAEL Tel Aviv ITALY Genoa, Milan, Rome, Turin JAMAICA Kingston, Montego Bay JAPAN Tokyo KAZAKHSTAN Almaty KENYA Mombasa, Nairobi KUWAIT LUXEMBOURG Senningerberg MALAYSIA Johor Baharu, Kuala Lumpur, Perak, Penang MEXICO Chihuahua, Guadalajara, Matamoros, Mexico City, Monterrey, Puebla, Tehuacan, Tijuana MONTSERRAT MOROCCO NETHERLANDS Amsterdam, Rotterdam, The Hague NEW ZEALAND Auckland, Blenheim, Christchurch, Dunedin, Hamilton, Hastings, Nelson, New Plymouth, Wellington NICARAGUA Managua NIGERIA Ibadan, Kaduna, Lagos NORWAY Oslo OMAN PAKISTAN PANAMA Panama City PAPUA NEW GUINEA Lae, Port Moresby PARAGUAY PERU Lima PHILIPPINES Manila POLAND Warsaw PORTUGAL Lisbon PUERTO RICO Hato Rey QATAR REPUBLIC OF KOREA Seoul RUSSIA Moscow SAUDI ARABIA Al Khobar, Dammam, Jeddah, Riyadh SINGAPORE SOUTH AFRICA Johannesburg SPAIN Barcelona, Bilbao, Madrid ST. KITTS & NEVIS ST. LUCIA Castries ST. VINCENT SURINAME Paramaribo SWAZILAND Mbabane SWEDEN Stockholm SWITZERLAND Geneva, Zurich TAIWAN Taipei THAILAND Bangkok TRINIDAD & TOBAGO Port of Spain TURKEY Ankara, Istanbul TURKS & CAICOS ISLANDS Providenciales UNITED ARAB EMIRATES Dubai UNITED KINGDOM Aberdeen, Belfast, Birmingham, Bournemouth, Bristol, Cardiff, Chelmsford, Edinburgh, Glasgow, Grimsby, Guernsey, Harrow, Leeds, Liverpool, London, Manchester, Newcastle upon Tyne, Reading, Redhill, Romford, Sheffield, Southampton, Southend on Sea, St. Peter Port, Woking UNITED STATES Albuquerque, Alexandria, Atlanta, Austin, Baltimore, Boston, Buffalo, Burlington, Charlotte, Chicago, Cincinnati, Cleveland, Columbus, Coral Gables, Costa Mesa, Dallas, Denver, Des Moines, Detroit, Fort Lauderdale, Fort Worth, Green Bay, Greenwich, Harrisburg, Hartford, Hazelwood, Honolulu, Houston, Indianapolis, Kansas City, Lexington, Lincoln, Los Angeles, Louisville, Lyndhurst, Melville, Miami, Midland, Milwaukee, Minneapolis, Nashville, New Orleans, New York, Newburyport, Omaha, Owings Mills, Pasadena, Philadelphia, Phoenix, Pittsburgh, Portland (Me.), Portland (Ore.), Richmond, San Antonio, San Francisco, San Jose, Santa Barbara, Seattle, Shreveport, St. Louis, Stamford, Stockton, Syracuse, Tampa, Topeka, Tulsa, Utica, Wailuku, Washington, D.C., Winston-Salem U.S. VIRGIN ISLANDS St.Thomas, St. Croix URUGUAY UZBEKISTAN Tashkent VENEZUELA Caracas, Maracaibo, Valencia ZAIRE Kinshasa
                                                           ALEXANDER & ALEXANDER

ABOUT ALEXANDER & ALEXANDER

Alexander & Alexander Services Inc. provides professional risk management consulting, insurance brokerage and human resource management consulting services from offices in more than 80 countries.

RISK MANAGEMENT CONSULTING & INSURANCE SERVICES
-----------------------------------------------

Alexander & Alexander designs and implements integrated insurance and risk management programs globally. We have the expertise to help businesses of all sizes, as well as associations and governmental agencies, address their risk assessment, risk control and risk financing requirements.

SPECIALIST & REINSURANCE BROKING
--------------------------------

The Alexander Howden Group places large and complex risks that require access to wholesale and specialist insurance markets worldwide. We also provide a range of broking and associated services to insurance and reinsurance companies and Lloyd's syndicates.

HUMAN RESOURCE MANAGEMENT CONSULTING
------------------------------------

The Alexander Consulting Group provides integrated advisory and support services in human resource management, including retirement planning, health care management, organizational effectiveness, compensation, HR-related communications, and information technologies.

ACG also offers brokerage services for group health and welfare, special risk, and executive planning insurance coverages.




                                         CONTENTS

                                         Financial Highlights                  1
                                         Chairman's Letter                     2
                                         Financial Contents                    9
                                         Investor Information                 55
                                         Board of Directors
                                                               Inside Back Cover

BOARD OF DIRECTORS

[PHOTO]   Frank G. Zarb(1)(5)           [PHOTO]   Angus M.M. Grossart(2)
          CHAIRMAN OF THE BOARD,                  PARTNER &
          PRESIDENT &                             MANAGING DIRECTOR
          CHIEF EXECUTIVE OFFICER                 NOBLE GROSSART LIMITED
          ALEXANDER & ALEXANDER
          SERVICES INC.

[PHOTO]   H. Furlong Baldwin            [PHOTO]   Maurice H. Hartigan II(1)(2)
          CHAIRMAN & CHIEF                        EXECUTIVE VICE PRESIDENT
          EXECUTIVE OFFICER                       PNC BANK, N.A.
          MERCANTILE BANKSHARES
          CORPORATION

[PHOTO]   Dr. Robert E. Boni(1)(3)      [PHOTO]   James B. Hurlock(4)
          RETIRED CHAIRMAN                        PARTNER & CHAIRMAN
          OF THE BOARD &                          OF THE MANAGEMENT
          CHIEF EXECUTIVE OFFICER                 COMMITTEE
          ARMCO INC.                              WHITE & CASE

[PHOTO]   W. Peter Cooke(2)(5)          [PHOTO]   Ronald A. Iles(4)(5)
          CHAIRMAN,                               DEPUTY CHAIRMAN
          WORLD REGULATORY                        OF THE BOARD
          ADVISORY PRACTICE                       A&A SERVICES INC.
          PRICE WATERHOUSE LLP                    CHAIRMAN
                                                  ALEXANDER HOWDEN
                                                  GROUP LIMITED

[PHOTO]   E. Gerald Corrigan(1)(3)      [PHOTO]   Edward F. Kosnik
          CHAIRMAN,                               SENIOR EXECUTIVE VICE
          INTERNATIONAL ADVISORS                  PRESIDENT & CHIEF
          GOLDMAN, SACHS & CO.                    FINANCIAL OFFICER
                                                  ALEXANDER & ALEXANDER
                                                  SERVICES INC.

[PHOTO]   Joseph L. Dionne(1)(3)        [PHOTO]   Vincent R. McLean(1)(2)
          CHAIRMAN &                              RETIRED EXECUTIVE VICE
          CHIEF EXECUTIVE OFFICER                 PRESIDENT & CHIEF
          MCGRAW-HILL, INC.                       FINANCIAL OFFICER
                                                  SPERRY CORPORATION

[PHOTO]   The Honorable                 [PHOTO]   James D. Robinson III(4)(5)
          Gerald R. Ford(3)(5)                    CHAIRMAN &
          FORMER PRESIDENT OF THE                 CHIEF EXECUTIVE OFFICER,
          UNITED STATES                           RRE INVESTORS, LLC

[PHOTO]   Peter C. Godsoe(4)                      (1) MEMBER, EXECUTIVE
          CHAIRMAN &                              COMMITTEE
          CHIEF EXECUTIVE OFFICER                 (2) MEMBER, AUDIT COMMITTEE
          THE BANK OF NOVA SCOTIA                 (3) MEMBER, COMPENSATION,
                                                  BENEFITS &
          DIRECTOR EMERITUS                           NOMINATING COMMITTEE
                                                  (4) MEMBER, FINANCE/INVESTMENT
[PHOTO]   Dr. Kenneth Black, Jr.                  COMMITTEE
          EXECUTIVE DIRECTOR                      (5) MEMBER, PUBLIC POLICY AND
          EDUCATIONAL FOUNDATION                  ETHICS
          INC.                                        COMMITTEE


Designed by: Inc Design, New York City. Printed in U.S.A. on recycled paper. [LOGO]

                                                                             ONE
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

ALEXANDER & ALEXANDER SERVICES INC. & SUBSIDIARIES
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                        1995             1994             1993
------------------------------------------------------------------------------
OPERATING RESULTS:
Operating Revenues                  $1,282.4         $1,323.9         $1,341.6
Operating Income (Loss)(1)             122.7            (82.9)            52.3
Other Income (Expenses)(2)              33.3            (63.9)           (20.4)
Income (Loss) from Continuing
  Operations                            89.4           (107.2)            23.6
Loss from Discontinued Operations         --            (28.9)              --
Cumulative Effect of Change in
  Accounting                              --             (2.6)             3.3
Net Income (Loss)                       89.4           (138.7)            26.9
Earnings (Loss) Attributable to
  Common Shareholders                   64.0           (153.8)            20.7
------------------------------------------------------------------------------

PER SHARE INFORMATION:
Primary Earnings (Loss) Per Share   $   1.44         $  (3.51)        $    .48
Fully Diluted Earnings (Loss)
  Per Share                             1.42            (3.51)             .48
Cash Dividends Per Common Share          .10             .325             1.00
------------------------------------------------------------------------------

OTHER DATA:
Average Common and Common
  Equivalent Shares Outstanding         44.6             43.8             43.4
Average Common and Common
  Equivalent Shares Outstanding,
  Assuming Full Dilution                57.1             43.8             43.4
Number of Employees (thousands)         11.9             13.3             14.5
==============================================================================

(1) INCLUDES RESTRUCTURING AND SPECIAL CHARGES OF $17.6 MILLION AND $69 MILLION IN 1995 AND 1994, RESPECTIVELY (SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS).
(2) INCLUDES SPECIAL CHARGES PRIMARILY RELATED TO CONTINGENCY SETTLEMENTS AND OTHER INDEMNITY COSTS OF $69.7 MILLION IN 1994. ALSO INCLUDES GAINS ON SALES OF NON-CORE BUSINESSES OF $30.4 MILLION IN 1995, $20.2 MILLION IN 1994 AND $3.9 MILLION IN 1993 (SEE NOTES 2 AND 3 OF NOTES TO FINANCIAL STATEMENTS).


1995 REVENUE BY CORE BUSINESS:

Risk Management and Insurance Services Broking - 60%

Specialist and Reinsurance Broking - 24%                             [PIE CHART]

Human Resource Management Consulting - 16%


1995 REVENUE BY REGION:

U.S. - 47%

U.K. - 25%

All Other - 12%                                                      [PIE CHART]

Canada - 9%

Asia Pacific - 7%
two
--------------------------------------------------------------------------------

TO MY FELLOW STOCKHOLDERS

In 1995, Alexander & Alexander completed its restructuring, significantly improved sales and service capabilities, and resumed growing core business revenues and profits during some of the toughest business conditions in memory.

Financial benchmarks tell part of the story, beginning with record net income of $89.4 million. On a comparable basis with 1994:

o    A&A's operating margin was 10.8 percent--up 9.1 percentage points.
o    Revenues rose 4.4 percent.
o    Expenses fell 5.2 percent.
o    Year-to-year operating income increased $114.8 million.

Our 1994 restructuring program provided the foundation for much of our progress. On the expense side, savings of more than $100 million were realized, and millions more reallocated to sales and service initiatives. Major longstanding contingencies were resolved. A larger, more flexible $200 million, three-year revolving credit facility was established with a group of 13 major banks. By the end of the first quarter of 1995, A&A emerged from the restructuring with a strong cash position, a strengthened balance sheet and significantly better prospects for renewed growth.

With the restructuring behind us, our focus has shifted to the more exciting and satisfying objectives of winning and servicing our clients while producing markedly better operating results. By year end, we had achieved every major target, resulting in across-the-board operating income improvement.

                                     [PHOTO]

          Frank G. Zarb, Chairman of the Board, President & Chief
          Executive Officer

          "WE ACHIEVED EVERY MAJOR TARGET, RESULTING IN
          ACROSS-THE-BOARD OPERATING INCOME IMPROVEMENT"

Approximately half of our retail brokerage and risk management consulting revenues are generated in the United States. Lower operating costs drove U.S. retail operating income up nearly $40 million from last year before restructuring and special charges. In fact, operating income improved in retail operations around the world. With a boost from major new business gains and acquisitions, operating income growth was especially strong in Canada, Latin America, Continental Europe and the Asia Pacific region.

Operating income at Alexander Howden Group, A&A's specialist and reinsurance broking operation, rose on record revenues of more than $300 million. At the Alexander Consulting Group, our human resource consulting company, operating income improved $17.2 million on lower operating expenses.

In 1996, further gains from expense savings and revenue growth will be partly offset by A&A's heavy investments in information technology, product development and employee training. These investments should lead to improved financial results in 1997 but will be a drag three
--------------------------------------------------------------------------------

[ART]

" ...A & A HAS CLEARED THE WAY

FOR RENEWED GROWTH..."

four
-------------------------------------------------------------------------------

on profits in the short term. We are prepared to trade a degree of short-term gain to protect and enhance the Company's long-term competitive position and to better serve our clients.

We operate in an industry that is beginning to address the effects of years during which, by and large, it did not keep pace with the changing needs of clients. Now underwriters are shoring up their balance sheets while emphasizing new product development. They are abandoning a "take it or leave it" service mentality that drove many traditional insurance buyers into alternative markets.

Brokers face similar challenges. In a slow-growth, highly competitive environment, commission-based income has been driven down by weak insurance prices. Meanwhile, client demand for value puts added pressure on all brokers to hold down costs while improving the quality and variety of products and services.

There is no such thing as a cozy, long-term client relationship. Savvy about their risk management needs and mindful of their corporate financial objectives, risk managers are more likely to use the renewal process as an opportunity to determine that they have the best and most cost-effective ways of dealing with risk. As a result, account turnover rates have been increasing throughout the industry. Brokers and underwriters who have the right product, strong financial footing and leadership will emerge on top of the industry.

A mature industry characterized by slower growth, excess capacity and rising client expectations spells opportunity for A&A. Our competitive advantages begin with our willingness to innovate, to do things differently. For example, we have refined a sales-driven strategy of providing middle market clients with low-cost, segment-specific products of the best possible quality. We are serving this important part of our business with increasingly sophisticated information technology, a proven business segmentation strategy and vigorous new product development.

                                                                            five
--------------------------------------------------------------------------------

Clients having larger and more complex risk management needs will require comprehensive advisory services that can help reduce their overall cost of risk. A&A's arsenal for larger accounts includes a consultative approach integrating risk assessment, risk finance, mitigation and administration. Although we will sometimes use capital market alternatives, we are working with some of the world's leading insurance markets to develop insurance-based products that will continue to provide our clients with cost-effective, tax-advantaged risk transfer. A good example of a breakthrough insurance product is BETA, a high excess multiline, multiyear risk transfer product developed by A&A's Alexander Capital Consultants in conjunction with Swiss Re.

These strategies will be supported with an A&A "infrastructure" that includes re-engineered work processes, information technology and the growing intellectual capital of our employees. Through a program we call the A&A Way, we are capturing our best business practices and applying them on a fast, customized basis for clients and prospective clients. A Midwestern pilot project using A&A Way practices and a centralized risk transfer


"...OUR COMPETITIVE ADVANTAGES BEGIN

 WITH OUR WILLINGNESS TO INNOVATE,

TO DO THINGS DIFFERENTLY..."

six
--------------------------------------------------------------------------------

center has consistently obtained significantly higher account renewal rates and better operating margins.

The A&A Way is one component of a worldwide information technology investment of approximately $45 million in 1995. We are expanding our global IT infrastructure, building common messaging links with offices around the world and adding links with clients through so-called "groupware." A&A also participated in the formation of the World Insurance Network, an electronic bridge that will standardize, streamline and accelerate data transmission between brokers and insurance markets.

To equip our employees to work in this environment, additional resources have been devoted to training and professional development. Most U.S. employees have attended A&A Way process training, and thousands more worldwide are improving their technical, marketing and servicing skills. This kind of investment is necessary if you plan -- as we do -- to become a leader in all of our markets in the eyes of our clients, employees and shareholders.

Innovation is not confined to our retail operations. Client demand for increasingly sophisticated solutions prompted the Alexander Howden Group to form Alexander Howden Developments. This new unit combines several areas of analytical expertise to assess risk exposures and accumulations, evaluate retention capabilities and investigate alternative programs. Similar energy is evident at the Alexander Consulting Group, which is reshaping its core businesses of health care and compensation, retirement planning and human resource information technologies.

These initiatives are expected to boost future revenues and profitability. Meaningful growth is more likely to result from acquisitions. For this reason, we continue to explore potential acquisitions or strategic alliances that will help us deliver the best possible products and services, or fill a regional or segment niche. We achieved these objectives with the October acquisition of most of the U.S. operations of Jardine Insurance Brokers, Inc. The transaction increased our market share in the West, particularly California, while adding talented professionals in the areas of health care, agribusiness and other practices. Larger strategic acquisitions will be considered as our industry consolidates and as we evaluate options in related financial services.

A&A's progress throughout the year benefited from the experience and leadership provided by the Board of Directors. Importantly, A&A directors have been personally involved in supporting our business objectives, including business development. In January 1995, the Board voluntarily eliminated cash compensation for its non-employee members in favor of an equity compensation plan. Their interests are now fully linked with the interests of all A&A shareholders, which is the way it should be.




"INDUSTRY CONDITIONS SPELL

OPPORTUNITY

FOR A&A"
                                                                           seven
--------------------------------------------------------------------------------




[ART]

"WE HAVE THE PEOPLE, THE RESOURCES AND THE STRATEGY

TO MAKE OUR WAY THROUGH A CHALLENGING PERIOD..."

eight
--------------------------------------------------------------------------------

New members since January 1995 include:

H. Furlong Baldwin, Chairman & CEO of Mercantile Bankshares Corporation.

E. Gerald Corrigan, Chairman, International Advisors, Goldman, Sachs & Co. and former CEO of the Federal Reserve Bank of New York.

Ronald A. Iles, Deputy Chairman of A&A Services Inc. and Chairman of Alexander Howden Group Limited.

Edward F. Kosnik, Senior Executive Vice President and Chief Financial Officer, A&A Services Inc.

                                     [PHOTO]

          MEMBERS OF A&A'S OFFICE OF THE CHAIRMAN: ELLIOT COOPERSTONE, RON ILES, DENNIS MAHONEY, FRANK ZARB, KEN DAVIS AND ED
          KOSNIK.

In October, the Board approved five senior-level appointments, including that of Ron Iles as Deputy Chairman. Ed Kosnik was elected Senior Executive Vice President. Three new Executive Vice Presidents are Elliot S. Cooperstone, Chief Administrative officer, A&A Services Inc.; Kenneth J. Davis, Chairman, Global Retail Board; and Dennis L. Mahoney, Deputy Chairman and Group CEO of the Alexander Howden Group. In each instance, the Board recognized outstanding achievement by talented executives who represent one of the strongest management teams in the industry. They will work with me in A&A's Office of the Chairman.

While we do not expect the market to improve in the short term, I have never been more confident of our ability to become a leader in every region and in every segment where we do business. We have the people, the resources and the strategy to make our way through a challenging period that will severely test all brokers and consultants before the industry completes its consolidation and the ultimate winners emerge. As I recently told our employees, the important thing to remember is that there will be winners. And A&A will be among them.

/s/ Frank G. Zarb

Frank G. Zarb

Chairman of the Board,
President &
Chief Executive Officer

March 29, 1996
                                                                            nine
--------------------------------------------------------------------------------

FINANCIAL CONTENTS

Selected Financial Data                                                      ten

Management's Discussion and Analysis                                      eleven

Report of Management                                                twenty-three

Independent Auditors' Report                                         twenty-four

Consolidated Statements of Operations                                twenty-five

Consolidated Balance Sheets                                           twenty-six

Consolidated Statements of Cash Flows                               twenty-eight

Consolidated Statements of Stockholders' Equity                           thirty

Notes to Financial Statements                                         thirty-two
ten
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
Alexander & Alexander Services Inc. & Subsidiaries
(in millions, except per share amounts)

     The following Selected Consolidated Financial Data is presented in accordance with generally accepted accounting principles. This data should be read in conjunction with the financial statements and accompanying notes included elsewhere herein.

                                   1995      1994      1993      1992      1991
-------------------------------------------------------------------------------
OPERATING RESULTS:
Operating Revenues             $1,282.4  $1,323.9  $1,341.6  $1,369.5  $1,385.1
Operating Income (Loss)(1)        122.7     (82.9)     52.3      85.5      16.4
Other Income (Expenses)(2)         33.3     (63.9)    (20.4)     17.4     (22.8)
Income (Loss) from Continuing
   Operations                      89.4    (107.2)     23.6      57.1      (9.5)
Loss from Discontinued
   Operations(3)                     --     (28.9)       --    (145.0)       --
Cumulative Effect of Change in
   Accounting                        --      (2.6)      3.3        --      (2.2)
Net Income (Loss)                  89.4    (138.7)     26.9     (87.9)    (11.7)
Earnings (Loss) Attributable to
   Common Shareholders             64.0    (153.8)     20.7     (87.9)    (11.7)
================================================================================
PER SHARE INFORMATION:
Primary Earnings Per Share:
   Income (Loss) from
      Continuing Operations    $   1.44  $  (2.79) $    .40  $   1.32  $   (.22)
   Loss from Discontinued
      Operations                     --      (.66)       --     (3.35)       --
   Cumulative Effect of Change
      in Accounting                  --      (.06)      .08        --      (.05)
--------------------------------------------------------------------------------
   Net Earnings (Loss)         $   1.44  $  (3.51) $    .48  $  (2.03) $   (.27)
--------------------------------------------------------------------------------
Fully Diluted Earnings
   Per Share:
   Income (Loss) from
      Continuing Operations    $   1.42  $  (2.79) $    .40  $   1.32  $   (.22)
   Loss from Discontinued
      Operations                     --      (.66)       --     (3.35)       --
   Cumulative Effect of
      Change in Accounting           --      (.06)      .08        --      (.05)
--------------------------------------------------------------------------------
   Net Earnings (Loss)         $   1.42  $  (3.51) $    .48  $  (2.03) $   (.27)
--------------------------------------------------------------------------------
Cash Dividends Per Common
   Share                            .10      .325      1.00      1.00      1.00
===============================================================================
FINANCIAL POSITION:
Total Assets                   $2,942.4  $2,945.7  $2,793.8  $2,609.6  $2,737.8
Working Capital                   251.5     237.6     186.2     191.7     172.6
Long-term Debt                    126.2     132.7     111.8     125.1     169.9
Stockholders' Equity              402.6     317.5     276.2     185.5     370.1
===============================================================================
OTHER DATA:
Average Common and Common
   Equivalent Shares
   Outstanding                     44.6      43.8      43.4      43.2      43.1
Average Common and Common
   Equivalent Shares Outstanding,
   Assuming Full Dilution          57.1      43.8      43.4      43.2      43.1
Cash Dividends Paid:(4)
   Common Stock                $    4.4  $   14.3  $   41.7  $   40.9  $   40.6
   Series A Preferred               8.3       8.3       6.2        --        --
===============================================================================

(1) Includes restructuring and special charges of $17.6 million and $69 million in 1995 and 1994, respectively and $45.5 Million in 1991 (see Note 3 of Notes to Financial Statements).
(2) Includes special charges primarily related to contingency settlements and other indemnity costs of $69.7 million in 1994, $16.5 million in 1992 and $13 million in 1991. Also includes gains on sales of non-core businesses of $30.4 million in 1995, $20.2 million in 1994, $3.9 million in 1993 and $43.8 million in 1992 (see Notes 2 and 3 of Notes to Financial Statements).
(3) Includes $145.0 million in 1992 relating to an increase in the estimated liabilities under indemnities provided to the purchasers of discontinued businesses. (See Note 6 of Notes to Financial Statements for a description of the Company's discontinued operations).
(4) Dividends on the Series B Cumulative Convertible Preferred Stock are payable in kind (additional Series B Preferred Shares) until December 15, 1996 and thereafter, at the Board of Directors' discretion, until December 15, 1999.

                                                                          eleven
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

OVERVIEW
--------

Alexander & Alexander Services Inc. (the "Company") provides professional risk management consulting, insurance brokerage and human resource management consulting services from offices in more than 80 countries. The Company's principal industry segments are (i) insurance services, comprised of risk management and insurance broking services and specialist and reinsurance broking, and (ii) human resource management consulting.

     Since mid-1994, management of the Company has implemented significant changes, including a restructuring program aimed at expense reduction and process improvement, a broad-based cash and stock compensation program tied to individual performance and increasing stockholder value, as well as investments in the Company's information technology systems and training programs. In addition, the Company reduced its financial exposures to various longstanding litigation and other contingencies and sold various non-core businesses.

     Management believes that such actions were necessary in order to stabilize the Company, to improve margins and financial performance, and to effectively reposition the Company to meet the challenges of an increasingly competitive business environment, the evolving needs and demands of its clients, including a trend toward fee based remuneration, and the renewed trend towards industry consolidation.

     The Company's revenues are generally derived from commissions and fees and can be affected by pricing and seasonality. The Company's insurance broking revenues are generally impacted by overall available market capacity and premium rates charged by insurance companies. Fee arrangements are becoming more prevalent on large risk management accounts. Insurance broking commissions and fee growth continue to be constrained, particularly in the U.S., due to soft pricing and excess market capacity and the resultant intense competition among insurance carriers and brokers for market share. These market conditions are becoming increasingly evident in the U.K., Continental Europe and in other parts of the world. In addition, changing client demands and needs in the U.S. have resulted in higher account turnover rates within the industry.

     During 1996, soft market conditions are expected to continue in most liability coverages. Partially offsetting this trend are anticipated hardening conditions for selected catastrophe coverages. The Company anticipates modest broking revenue growth for its insurance broking operations in 1996.

     Revenue growth from the Company's human resource management consulting operations was constrained in 1995 by the impact of the Company's restructuring initiatives. Moderate growth is expected for this segment in 1996.

     The timing and realization of revenues are also affected by the timing of renewal cycles in different parts of the world and lines of business. This produces a degree of seasonality in the Company's results. Broking revenues for risk management and insurance broking services are strongest during the first quarter for Continental Europe and strongest in the U.S. and Asia-Pacific during the fourth quarter. Specialist and reinsurance broking revenues are strongest in the first and second quarters. Revenues for human resource management consulting are typically strongest in the fourth quarter and weakest in the first quarter.

     In addition to commissions and fees, the Company derives revenues from investment income earned on fiduciary funds. Despite a rise in worldwide interest rates in 1995, the trend in recent years has been downward. There is also pressure from insurance companies to shorten the time that fiduciary funds are held prior to remittance to carriers. Investment income earned on fiduciary funds during 1996 is anticipated to remain near 1995 levels.

     Revenue growth of the Company's industry segments will depend increasingly on the development of new products and services, new business generation and selective acquisitions.

     In October 1995, the Company purchased most of the U.S. insurance broking and consulting business of Jardine Insurance Brokers, Inc. (the JIB acquisition). The Company will continue to evaluate domestic and international geographical market expansion possibilities and further industry specialization. Furthermore, the Company is considering additional possible niche and substantial strategic acquisitions relating to its core businesses, as well as other opportunities in the financial services industry. As part of its evaluation of opportunities, the Company engages with interested parties in discussions concerning possible transactions. The twelve
--------------------------------------------------------------------------------

Company will continue to evaluate such opportunities and prospects. However, the Company cannot predict if any transaction will be consummated, nor the terms or form of consideration required. Nor can the Company predict, if any such transaction is consummated, what the financial benefit, if any, will be to the Company.

     Overall, comparable operating expenses declined significantly in 1995, resulting from implementing the 1994 plan of restructuring and other expense initiatives. The Company realized over $100 million of expense savings from these efforts. Approximately one-half of these savings were reinvested in the Company in the form of new technology, products and personnel to support revenue growth, or absorbed through inflationary increases in costs. The Company plans to continue such investments in 1996 which will slow short-term profit growth.

SUMMARY
-------

The Company reported net income of $89.4 million, or $1.44 per share for 1995. Fully diluted earnings per share for the period were $1.42. Included in the results is an after-tax gain of $18.7 million, or $0.42 per share, from the sale of Alexsis Inc., the Company's U.S.-based third party claims administrator and a pre-tax charge of $17.6 million ($11.2 million after-tax or $0.25 per share) primarily associated with the JIB acquisition in the fourth quarter.

     In 1994, the Company reported a net loss of $138.7 million, or $3.51 per share on a primary and fully diluted basis. Included in the results were after-tax charges for restructuring, contingency settlements and other reserves of $106.6 million, or $2.43 per share, an after-tax gain of $12.5 million, or $0.28 per share, from the sale of the Company's U.S.-based personal lines insurance broking business, and after-tax charges of $28.9 million, or $0.66 per share, relating to certain indemnity obligations and exposures of the Company's discontinued operations.

     In 1993, net income was $26.9 million, or $0.48 per share on a primary and fully diluted basis, including after-tax gains of $2.3 million, or $0.05 per share, from the sale of three small operations and a gain relating to a cumulative effect adjustment of $3.3 million, or $0.08 per share, from a change in accounting for income taxes.

     The following discussion and analysis of significant factors affecting the Company's operating results and liquidity and capital resources should be read in conjunction with the accompanying financial statements and related notes.

CONSOLIDATED
------------

OPERATING REVENUES

Consolidated operating revenues for 1995 were $1,282.4 million compared to $1,323.9 million for 1994. The sale of non-core businesses reduced revenues by approximately $109 million in 1995 compared to 1994. Partially offsetting this decline was $8.5 million from the favorable effects of changes in foreign currency rates. The JIB acquisition in the fourth quarter of 1995 increased revenues by approximately $11.5 million.

     Excluding the effects of these items, total revenues increased by $47.5 million, or 3.9 percent, on a comparable basis. Consolidated operating revenues decreased in 1994 by $17.7 million, or 1.3 percent, versus 1993.

COMMISSIONS AND FEES

Total 1995 commissions and fees were $1,219.5 million compared to $1,272.3 million in 1994, a decrease of $52.8 million, or 4.1 percent. Total 1994 commissions and fees decreased from 1993 levels by $15.4 million, or 1.2 percent. The sale of non-core businesses reduced such revenues in the 1995 and 1994 comparable periods by approximately $106.5 million and $8.4 million, respectively. The favorable effects of changes in foreign currency rates increased commissions and fees by $7.9 million and $0.5 million in 1995 and 1994, respectively. Additionally, the impact of acquisitions increased these revenues by $11.2 million and $7.2 million in 1995 and 1994, respectively.

     After adjusting for the effects of these items, total commissions and fees increased by $34.6 million, or 3 percent, in 1995 versus a decrease of $14.7 million, or 1.3 percent, in 1994 versus 1993.

FIDUCIARY INVESTMENT INCOME

Investment income earned on fiduciary funds increased by $11.3 million, or 21.9 percent, in 1995 primarily due to higher worldwide interest rates, particularly in the U.S. and U.K.

     In 1994, fiduciary investment income declined by $2.3 million, or 4.3 percent, versus 1993 primarily due to lower average investment levels, particularly in the U.S.

     The Company enters into interest rate swaps and forward rate agreements to limit the earnings volatility associated with changes in short-term interest rates on its existing and anticipated fiduciary investments. In addition, as part of its interest rate management program, the Company utilizes various types of interest rate options, including caps, collars, floors and interest rate guarantees. These financial instruments increased the Company's fiduciary investment income by $1 million in 1995, thirteen
--------------------------------------------------------------------------------

$0.2 million in 1994 and $2.2 million in 1993. For additional information relating to the Company's interest rate financial instruments, see Note 12 of Notes to Financial Statements.

     The majority of the Company's fiduciary funds investment portfolio is invested in securities with short-term maturities; as a result, the Company's level of fiduciary investment income is closely associated with changes in short-term, worldwide interest rates, primarily in the United States and United Kingdom. Excluding the impact of derivative financial instruments, a one percentage point change in worldwide interest rates could affect the Company's level of fiduciary investment income by approximately $8 million.

     The Company generally enters into derivative instruments to hedge its exposure to interest rate changes up to a three year period. The approximate net amount of the fiduciary investment portfolio that has been hedged using derivative instruments, and the effective fixed rate of return the Company will receive on those hedges, is summarized below:

For the Years Ended December 31,             1996           1997           1998
-------------------------------------------------------------------------------
Net Value Hedged                           $138.6        $184.2          $68.7
Effective Interest Rate                       8.9%          7.2%           7.2%
===============================================================================

     Because these derivative instruments have effectively locked in a fixed interest rate on a portion of the fiduciary funds portfolio, the Company's fiduciary investment income is not as impacted by short-term interest rates as would otherwise be the case. For example, a one percentage point change in worldwide market interest rates would, as cited above, affect fiduciary investment income and related cash flows by approximately $8 million; however, the impact is reduced to approximately $7 million in 1996 when the financial hedging instruments are included.

     A change in the level of short-term, worldwide interest rates would also result in a change in the fair market value of the Company's portfolio of derivative financial instruments. At December 31, 1995, the fair market value of all interest rate derivative financial instruments was approximately $6.8 million, representing the economic gain the Company could have realized if the Company terminated all interest rate derivatives on that date. If interest rates at December 31, 1995 had been one percentage point higher, the fair market value of all interest rate derivatives would have been approximately $3 million. Likewise, if interest rates had been one percentage point lower, the fair market value of all interest rate derivatives would have been approximately $10 million.

OPERATING EXPENSES

Consolidated operating expenses for 1995 were $1,159.7 million compared to $1,406.8 million in 1994. Excluding the 1995 special charges and the 1994 restructuring charges and the 1994 non recurring charges described below, total operating expenses declined by $150.9 million, or 11.7 percent. Reflected in this decrease was the effect of the sale of non-core businesses which reduced total operating expenses by approximately $102.8 million on a comparable basis. Partially offsetting this decline was the negative impact of changes in foreign currency rates, and the fourth quarter JIB acquisition which increased total expenses by $9.3 million and $11.2 million, respectively.

     Excluding the effects of these items, total expenses decreased $68.6 million, or 5.6 percent, on a comparable basis.

     Consolidated operating expenses increased by $117.5 million, or 9.1 percent, in 1994 versus 1993. Excluding the restructuring charges described below, total operating expenses increased in 1994 by $48.5 million, or 3.8 percent. In 1994, total operating expenses increased by $50.3 million after adjusting for foreign currency fluctuations and the effects of acquisitions and dispositions.

SALARIES AND BENEFITS

Consolidated salaries and benefits decreased by $79.2 million, or 9.7 percent, in 1995 versus 1994. Excluding the effect of changes in foreign currency rates, a $59.2 million decrease resulting from the sale of non-core businesses, the fourth quarter JIB acquisition and the 1994 increase due to additional incentive and benefit expenses, total salaries and benefits decreased by $24.5 million, or
3.3 percent, versus 1994. Contributing to this decrease was a 3.9 percent decline in headcount, excluding the impact of acquisitions and dispositions, primarily due to early retirement programs and worldwide workforce reductions pursuant to the Company's 1994 plan of restructuring. Also reflected in the decrease were lower employee benefit costs resulting from the Company's expense reduction initiatives. Somewhat offsetting these items was an increase in incentives attributable to improved sales and profit performance coupled with the implementation of several new long-term incentive compensation plans and normal salary progressions.

     Consolidated salaries and related benefits increased by $29 million, or 3.7 percent, in 1994 versus 1993. The increase reflects $10.1 million of additional incentive and benefit expenses in 1994 representing a combination of amendments to existing incentive plans, payments required to certain fourteen
--------------------------------------------------------------------------------

employees in the U.K. due to the modification of employment terms and a special compensation award to a director.

     Also contributing to the 1994 change was an additional $9.1 million of salaries and benefits resulting from the 1993 Mexico acquisition and from the November 1993 pooling of interests acquisition of Clay & Partners (Clay).

     Excluding the effects of these items and a decrease due to the effect of sold operations, salaries and benefits increased $16.4 million over 1993 levels. Staff costs for 1994 also reflected normal salary progressions and higher benefit costs, partially offset by a decline in headcount of 8.3 percent in 1994. Performance-based incentive costs declined by $4.8 million in 1994.

     The Company will adopt SFAS No. 123, "Accounting for Stock Based Compensation," in 1996. The Company has elected to continue to measure compensation costs using APBOpinion No. 25 and accordingly will provide the disclosures required by SFAS No. 123.

OTHER OPERATING EXPENSES

Consolidated other operating expenses for 1995 were $407 million compared to $523.5 million for 1994, a decrease of $116.5 million, or 22.3 percent. The sale of non-core businesses reduced expenses by approximately $43.6 million in the comparable periods. Partially offsetting this decline was the negative impact of changes in foreign currency rates, including hedging contracts gains and losses, and the fourth quarter JIB acquisition which increased other operating expenses by $2.6 million and $3.3 million, respectively.

     After adjusting for the effects of these items, total other operating expenses decreased $78.8 million, or 16.5 percent, in 1995 versus 1994 on a comparable basis.

     Contributing to this decline was the implementation of the 1994 plan of restructuring and other expense initiatives, including tightening of travel and entertainment practices, elimination of certain employee perquisites and the consolidation of vendor and supply management. Additionally, this decrease reflects lower insurance costs primarily related to the Company's professional indemnity programs.

     In 1994, the Company provided $29.2 million, including $24.9 million in the fourth quarter, of additional reserves relating to the settlement of certain large litigation matters and reserve strengthening. In addition, higher system development costs were reflected in 1994 due to the standardization and automation efforts underway in the U.S.

     Consolidated other operating expenses increased by $19.5 million, or 3.9 percent, in 1994 versus 1993. Excluding the negative impact of changes in foreign exchange rates and acquisitions and dispositions, other operating expenses increased by $19.3 million, or 4.3 percent, in 1994 versus 1993.

     Insurance costs reflect third-party insurance premiums and self-insurance reserves for the Company's professional indemnity programs. The Company believes its insurance-related reserves are sufficient to cover potential claims and liabilities; however, there is no assurance that escalating litigation costs and awards, as well as insurance company insolvencies, will not have an adverse impact on the future overall cost of insurance coverages.

     The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" effective January 1, 1993 for its U.S. plans and effective January 1, 1995 for its international plans. This statement requires the Company to accrue the estimated cost of future retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care and life insurance, as premiums or claims were paid. The Company elected to recognize the initial postretirement benefit obligation of $14 million and $5.9 million for its U.S. plans and international plans, respectively, over a period of twenty years.

RESTRUCTURING AND SPECIAL CHARGES

In the fourth quarter of 1995, the Company recorded a $17.6 million pre-tax charge ($11.2 million after-tax or $0.25 per share) related primarily to the JIB acquisition. The JIB portion of this charge amounted to $13 million of which $12.5 million reflects the anticipated costs associated with the abandonment of certain of the Company's office space and the remaining balance reflects the anticipated costs associated with involuntary workforce reductions. The lease liability will be paid out through the year 2007. The remaining $4.6 million of the charge primarily represents costs associated with other involuntary workforce reductions in the U.S.

     In the fourth quarter of 1994, management committed to a formal plan of restructuring the Company's operations and recorded a $69 million pre-tax charge ($45.1 million after-tax or $1.03 per share). The restructuring charge included $25.2 million to consolidate real estate space requirements at 48 offices worldwide, and $43.8 million for fifteen
--------------------------------------------------------------------------------


voluntary early retirement programs and involuntary workforce reductions involving approximately 1,100 positions, of which 650 were in the U.S.

     At December 31, 1995 the remaining liabilities associated with the 1994 restructuring program amounted to $21.4 million, of which $9 million is included in current liabilities in the Company's 1995 consolidated balance sheet. The remaining long-term liabilities will be paid out in the form of annuity payments for certain early retirees as well as lease payments through the year 2020.

OTHER INCOME AND EXPENSES
INVESTMENT INCOME

Investment income earned on operating funds increased by $8.3 million, or 76.1 percent, in 1995 compared to an increase of $1.3 million, or 13.5 percent in 1994. Contributing to the 1995 increase were higher average operating cash and investment levels during 1995 primarily resulting from the Company's improved operating performance and the proceeds from the July 1994 issuance of the Company's 8% Series B cumulative convertible preferred stock coupled with slightly higher worldwide interest rates. In 1994 the increase was primarily attributable to interest income earned on the proceeds from the aforementioned July 1994 preferred stock issuance.

INTEREST EXPENSE

Interest expense increased by $2.6 million, or 16.3 percent, in 1995 compared to an increase of $1.6 million, or 11.1 percent, in 1994. The 1995 increase is due to a higher average debt level resulting from the $50 million borrowing in mid-1994 relating to a contract with a reinsurance company and the issuance of long-term notes payable upon settlement of the Shand Morahan &Company (Shand) and Mutual Fire, Marine & Inland Insurance Company (Mutual Fire) contingencies during the first quarter of 1995. The 1994 increase is due primarily to a higher debt level associated with the aforementioned $50 million borrowing.

OTHER

Other income (expenses) consists of the following:

For the Years Ended December 31,             1995           1994           1993
-------------------------------------------------------------------------------
Gains on sales of businesses                $30.4          $20.2           $3.9
Litigation costs                             (0.1)          (9.1)         (20.2)
Other                                         2.4           (0.2)           0.7
-------------------------------------------------------------------------------
                                            $32.7          $10.9         $(15.6)
================================================================================

     During 1995 and 1994, as part of its efforts to streamline its operations and concentrate on its core businesses, the Company disposed of certain operations. On February 28, 1995, the Company completed the sale of Alexsis Inc., its U.S.-based third party claims administrator, for total cash proceeds of $47.1 million resulting in a pre-tax gain of $28.7 million ($18.7 million after-tax or $0.42 per share).

     During 1995, the Company sold three small operations for gross proceeds of $9.1 million resulting in pre-tax gains totaling $1.7 million ($1.1 million after-tax or $0.02 per share).

     On November 10, 1994, the Company completed the sale of its U.S.-based personal lines insurance broking business. The total proceeds from the sale were $30.2 million with a resulting pre-tax gain of $20.2 million ($12.5 million after-tax or $0.28 per share).

     During 1993, the Company sold three small operations for gross proceeds of $9.6 million. Pre-tax gains of $3.9 million were recognized on the sales with resulting after-tax gains totaling $2.3 million or $0.05 per share.

     Litigation costs are associated primarily with the Mutual Fire lawsuit described in Note 14 of Notes to Financial Statements as well as a 1993 settlement of certain other litigation matters.

SPECIAL CHARGES

In the fourth quarter of 1994, the Company recorded pre-tax special charges of $69.7 million ($45.3 million after-tax or $1.03 per share). These charges, which were reflected in non-operating results, included a $32.5 million settlement in January 1995 which resolved certain indemnification obligations relating to the 1987 sale of Shand and a $37.2 million increase to the Company's pre-existing reserves. The latter was based on settlement discussions which led to a March 1995 settlement agreement, subsequently approved by the courts, relating to lawsuits and other disputes brought against the Company and others by the rehabilitator of Mutual Fire. The resolution of these contingencies reflected management's view that negotiated settlements would be more cost-effective than protracted litigation. For further information relating to these matters, see
Note 14 of Notes to Financial Statements.

INCOME TAXES

The Company's effective tax rates were 39 percent, 29 percent and 20 percent in 1995, 1994 and 1993, respectively. These rates compare to the U.S. statutory rate of 35 percent. The effective rates were negatively impacted by certain expenses, including sixteen
--------------------------------------------------------------------------------

entertainment and amortization of goodwill, which were not deductible in certain jurisdictions in which the Company conducts business. Offsetting these factors were foreign tax rates lower than the U.S. statutory rate and state and local tax benefits on losses generated in the U.S. operations in 1994 and 1993.

     The Company's 1993 effective tax rate was favorably impacted by the recognition of a $3.5 million tax benefit associated with a prior year capital loss. The rate was also favorably affected by the results of Clay &Partners, a U.K.-based actuarial consulting operation acquired in 1993 in a pooling of interests transaction. Prior to the merger, Clay operated as a partnership and accordingly, its results did not reflect corporate income taxes of approximately $1.9 million.

     The Company files a consolidated U.S. federal income tax return which includes the losses of its U.S. discontinued operations. A reconciliation of the book to taxable income (loss) for the Company's U.S. operations is as follows:

For the Years Ended December 31,             1995           1994           1993
-------------------------------------------------------------------------------
Income (loss) before taxes                  $37.4        $(200.9)        $(74.2)
   Amortization of goodwill                   4.4            4.2            4.8
   Depreciation                               1.0            6.6            5.4
   Tax leases                                 8.3            7.0            7.6
   Dispositions of subsidiaries/
      businesses                             27.8          (19.2)          (8.5)
   Contingency settlements                  (83.9)          69.7             --
   Restructuring expenses                   (11.4)          25.8           (2.9)
   Repatriation of foreign earnings           0.9            9.3          131.0
   Other, including accruals
      not currently deductible               (4.4)          18.9           39.9
-------------------------------------------------------------------------------
Taxable income (loss)
   from continuing operations               (19.9)         (78.6)         103.1
Taxable income (loss) from
   discontinued operations                   (5.4)          (4.8)           4.6
-------------------------------------------------------------------------------
U.S. taxable income (loss)                 $(25.3)        $(83.4)        $107.7
===============================================================================

     The Company recorded an $8.8 million benefit with regard to the 1995 U.S. taxable loss, which will be carried back. The Company carried back $38.4 million of the 1994 U.S. taxable loss, and received a tentative refund of federal income tax in the amount of $16.3 million in February 1996. The amount carried back relates primarily to the deductions claimed for interest incurred in connection with the settlement of the examination by the Internal Revenue Service (IRS) of years 1987 through 1989 and for payments on various contingency settlements. The remaining 1994 U.S. taxable loss, $45 million, will be carried forward. As discussed in Note 5 of Notes to Financial Statements, the Company is currently under examination by the IRS for years 1990 and 1991. It is not expected that the examination will have any effect on realization of the 1994 carryforward.

     At December 31, 1995, the Company has a net deferred tax asset balance of $97.1 million which is comprised of net deferred tax assets in the U.S. of $118.6 million offset by net deferred tax liabilities of $21.5 million outside the U.S. The deferred tax asset is net of a $35.2 million valuation allowance primarily relating to foreign and U.S. state net operating loss and capital loss carryforwards. The valuation allowance represents approximately 85 percent of these carryforwards. At this time the Company believes that it is more likely than not that this portion of these deferred tax assets will not be realized. The valuation allowance decreased in 1995 by a net amount of $1.5 million, principally due to the utilization for tax purposes of foreign capital loss carryforwards, offset by increases in foreign and U.S. state net operating losses.

     A substantial portion of the net deferred tax asset relates to various financial statement expenses and accruals, primarily in the U.S., that will not be tax deductible until paid. These costs, which will be paid in future years, principally include restructuring costs, deferred compensation expenses, professional indemnity costs, and pension and other employee benefit expenses. The net deferred tax asset also includes $15.8 million relating to the $45 million carryforward of the 1994 U.S. taxable loss which will expire in the year 2009, U.S. federal foreign tax credits totaling $11.8 million which expire in years 1998 through 2000, and U.S. federal alternative minimum tax credits of $7.5 million which can be carried forward indefinitely. The Company expects that sufficient taxable income will be generated in future years to realize these carryforwards, and therefore, the Company believes a valuation allowance is not necessary for these amounts.

     Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax asset is more likely than not. The net U.S. deferred tax asset would be realized with average future annual earnings equivalent to 1995 results excluding non-recurring items and sold subsidiaries and businesses.

     As discussed in Note 5 of Notes to Financial Statements, the Company was advised during 1994 that the Joint Committee on Taxation had approved the agreement reached in 1993 by the Company and the Appeals Office of the IRS on settlement of tax issues with respect to years 1980 through 1986. Also during 1994, the Company reached an agreement with the IRS on settlement of the examination of years 1987 through 1989. On February 28, 1995, the Company paid the amounts due for such seventeen
--------------------------------------------------------------------------------

years and charged the tax and net interest totaling $35.6 million against previously established reserves.

     In 1994, the Company received a Notice of Proposed Adjustment from the IRS in connection with the examination of its 1990 and 1991 federal income tax returns, proposing an increase in taxable income for the 1991 year which, if sustained, would result in additional tax liability estimated by the Company at $50 million, excluding interest and penalties. This proposed adjustment relates to intercompany transactions involving the stock of a United Kingdom subsidiary.

     The Company disagrees with the proposed adjustment and has requested advice from the IRS National Office on this issue. The Company currently believes that the National Office review should be completed in the first half of 1996. Although the ultimate outcome of the matter cannot be predicted with certainty, the Company and its independent tax counsel believe there are substantial arguments in support of the Company's position and that the Company should prevail in the event that the issue was to be litigated.

     A similar set of transactions occurred in 1993. Depending on the outcome of the IRS National Office review of the 1991 issue, the IRS could propose an increase in 1993 taxable income which would result in an additional tax liability estimated by the Company at $25 million, excluding interest and penalties. The Company's 1993 tax return is not currently under examination. The Company believes it should prevail in the event this similar issue is raised by the IRS. Accordingly, no provision for any liability with respect to the 1991 and 1993 transactions has been made in the consolidated financial statements.

     The Company believes that its current tax reserves are adequate to cover its tax liabilities.

DISCONTINUED OPERATIONS

In 1985, the Company discontinued its insurance underwriting operations. In 1987, the Company sold Sphere Drake Insurance Group (Sphere Drake). The Sphere Drake sales agreement provides indemnities by the Company to the purchaser for various potential liabilities including provisions covering future losses on certain insurance pooling arrangements from 1953 to 1967 between Sphere Drake and Orion Insurance Company (Orion), a U.K.-based insurance company, and future losses pursuant to a stop-loss reinsurance contract between Sphere Drake and Lloyd's Syndicate 701 (Syndicate 701). In addition, the sales agreement requires the Company to assume any losses in respect of actions or omissions by Swann & Everett Underwriting Agency (Swann & Everett), an underwriting management company previously managed by Alexander Howden Group Limited (Alexander Howden).

     In 1994, Orion, which has financial responsibility for sharing certain of the insurance pool liabilities, was placed in provisional liquidation by order of the English courts. Based on current facts and circumstances, the Company believes that the provisional liquidation will not have a material adverse effect on the net liabilities of discontinued operations.

     The net liabilities of discontinued operations shown in the accompanying Consolidated Balance Sheets include insurance liabilities associated with the above indemnities, liabilities of insurance underwriting subsidiaries currently in run-off and other related liabilities.

     The insurance liabilities represent estimates of future claims expected to be made under occurrence-based insurance policies and reinsurance business written through Lloyd's and the London market covering primarily asbestosis, environmental pollution, and latent disease risks in the United States, which are coupled with substantial litigation expenses. These claims are expected to develop and be settled over the next twenty to thirty years.

     Liabilities stemming from these claims cannot be estimated using conventional actuarial reserving techniques because the available historical experience is not adequate to support the use of such techniques and because case law, as well as scientific standards for measuring the adequacy of site cleanup (both of which have had, and will continue to have, a significant bearing on the ultimate extent of the liabilities) is still evolving. Accordingly, the Company's independent actuaries have combined available exposure information with other relevant industry data and have used various projection techniques to estimate the insurance liabilities, consisting principally of incurred but not reported losses.

     On July 1, 1994, the Company entered into a finite risk contract with a reinsurance company, providing protection primarily for exposures relating to Orion, Syndicate 701 and Swann & Everett. The contract provided for a payment by the Company of $80 million, $50 million of which was borrowed from the reinsurance company, and for payment by the Company of the first $73 million of paid claims. The contract entitles the Company to recover paid claims in excess of the Company's $73 million retention. At December 31, 1995, the recoveries were limited to $115.2 million, which includes the Company's payment of $80 million. In addition, commencing December 31, 1996, depending on the timing and amount of paid loss recoveries under the contract, the Company may be entitled to receive a payment from the reinsurance company in excess of eighteen
--------------------------------------------------------------------------------


the amounts recovered for paid losses if the contract is terminated. The contract is accounted for under the deposit method of accounting and the accounting requirements for discontinued operations. As a result of this transaction, the Company recorded a $6 million charge in the second quarter of 1994 which represented the cost of the premium and deductible that exceeded existing reserves for covered exposures at that time.

     During the third quarter of 1994, the Company recorded a $20.9 million charge relating to an agreement that resolved certain indemnity obligations to Sphere Drake. Under terms of the Sphere Drake agreement, the Company received a cash payment of $5 million in settlement of the zero coupon notes receivable and related indemnities as well as certain income tax liabilities.

     While the insurance liabilities represent the Company's best estimate of the probable liabilities within a range of independent actuarial estimates of reasonably probable loss amounts, there is no assurance that further adverse development may not occur due to variables inherent in the estimation processes and other matters described above. Based on independent actuarial estimates of a range of reasonably possible loss amounts, liabilities could exceed recorded amounts by approximately $170 million. However, in the event of such adverse development, based on the independent actuarial estimate of pay out patterns, up to approximately $130 million of this excess would be recoverable under the finite risk contracts.

     The Company believes that, based on current estimates, the established total net liabilities of discontinued operations are sufficient to cover its exposures.

CUMULATIVE EFFECT ADJUSTMENTS

Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires that certain benefits provided to former or inactive employees after employment but prior to retirement, including disability benefits and health care continuation coverage, be accrued based upon the employees' service already rendered. The cumulative effect of this accounting change was an after-tax charge of $2.6 million or $0.06 per share in the first quarter of 1994. The increase to the annual cost of providing such benefits will not be significant.

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this standard increased net income in the first quarter of 1993 by $3.3 million or $0.08 per share. Tax benefits of $3.2 million were also allocated to paid-in capital representing the difference in the tax bases over the book bases of the net assets of taxable business combinations accounted for as pooling of interests. These benefits would have been recognized at the respective dates of combination if SFAS No. 109 had been applied at that time.

Segment Information
-------------------------------------------------------------------------------
INSURANCE SERVICES

Operating results for the Insurance Services segment of the Company's operations are summarized below:


For the Years Ended December 31,             1995           1994           1993
-------------------------------------------------------------------------------
Operating revenues:
   Risk management and insurance
      services broking                   $  739.8       $  816.4       $  832.7
   Specialist insurance and
      reinsurance broking                   269.4          245.4          242.3
   Fiduciary investment income               62.6           51.4           53.6
-------------------------------------------------------------------------------
   Total operating revenues               1,071.8        1,113.2        1,128.6
-------------------------------------------------------------------------------
Operating expenses:
   Operating expenses                       912.7        1,069.1        1,035.7
   Restructuring/Special charges             15.7           56.3             --
-------------------------------------------------------------------------------
   Total operating expenses                 928.4        1,125.4        1,035.7
-------------------------------------------------------------------------------
Operating income (loss)                  $  143.4      $  (12.2)       $   92.9
===============================================================================

RISK MANAGEMENT AND INSURANCE
SERVICES BROKING REVENUES

Worldwide risk management and insurance services broking commissions and fees were $739.8, which decreased $76.6 million, or 9.4 percent, in 1995 compared to a $16.3 million, or 2 percent, decrease in 1994. Reflected in the 1995 decrease are the net impact of sold operations which reduced revenues by $106.5 million, a favorable foreign exchange rate variance of $4.9 million and an increase in revenues of $11.2 million relating to the fourth quarter JIB acquisition.

     Excluding the effect of these items, 1995 commissions and fees increased $13.8 million, or 2 percent.

     In 1995, the Continental Europe, Latin America, and Asia-Pacific operations reported increased commissions and fees of $1.4 million, $7 million and $5.1 million, respectively. The European operations favorable variance reflects increased commissions and fees, particularly in Germany, the Netherlands and France, partially offset by a decrease for such revenues in the U.K. The Continental Europe increases are primarily attributable to increased commission rates and the acquisition of a small brokerage business. The U.K. decrease reflects weakened pricing resulting from a softening insurance market. The increases in the Latin American operations are primarily due to new nineteen
--------------------------------------------------------------------------------



business production and favorable client retention levels. The increase in the Asia-Pacific operations reflects the acquisition of a small brokerage business.

     Broking revenues in the U.S. decreased by $29.7 million in 1994 compared to 1993 reflecting the continued softness in certain insurance markets and lost business. Partially offsetting the U.S. decline were revenue increases for certain of the Company's international risk management and insurance services operations. Particularly, there was an increase of $13.2 million in the Latin American operations, primarily from the 1993 Mexico acquisition, and also increases of $5.3 million and $3.7 million in the European and Canadian operations, respectively. These increases were due primarily to new business production. Furthermore, sold operations served to reduce 1994 broking revenues by $8.4 million and changes in foreign currency rates negatively impacted such revenues by $1 million.

SPECIALIST INSURANCE AND
REINSURANCE BROKING REVENUES

To achieve operational efficiencies, in late 1994 the specialist insurance broking and reinsurance broking operations committed to merge their operations into one business unit, headquartered in London effective January 1, 1995. Prior to the merger, they operated as independent business units.

     Total 1995 broking commissions and fees of $269.4 million increased $24 million, or 9.8 percent, versus 1994 levels. This compares to an increase of $3.1 million, or 1.3 percent, in 1994. These increases were primarily due to reported new business increases of $22.2 million and $3.2 million in the U.S. and overseas operations, respectively.

     In 1994, selected premium revenues and new business in the Company's international operations, particularly in Canada, France, Asia-Pacific and Latin America were substantially offset by a decline in the U.S.

     The Company enters into foreign exchange forward contracts and foreign exchange option agreements primarily to provide risk management against future exposures that arise at its London-based specialist insurance and reinsurance broking operations. The exposures arise because a significant portion of the revenues of these operations are denominated in U.S. dollars, while their expenses are primarily denominated in U.K. pounds sterling. In the event the U.S. dollar's value was to change by $0.10 per U.K. pound sterling, the annual operating income and cash flow of the specialist and reinsurance broking operation would change by approximately $4 million.

     The fair market value of foreign exchange contracts is impacted by changes in the spot foreign exchange rate. At December 31, 1995, the fair market value of all foreign exchange hedging instruments was a liability of $0.7 million. If the dollar appreciated by $0.10 against the U.K. pound sterling, the fair value of these foreign exchange instruments would be a liability of $4.7 million. If the dollar depreciated by $0.10, the fair value would be an asset of $2.5 million.

     Foreign exchange contracts are marked to market at each balance sheet date and are included in other current assets or liabilities, with the resulting gain or loss recorded as a component of other operating expenses. If these contracts had been terminated at December 31, 1995 and December 31, 1994, the results would have been a liability of $0.7 million and an asset of $2.6 million, respectively. For additional information relating to the Company's foreign exchange financial instruments, see Note 12 of Notes to Financial Statements.

     These foreign exchange contracts are purchased from large international banks and financial institutions with strong credit ratings. Credit limits are established based upon the credit ratings of such institutions and are monitored on a regular basis. Management does not anticipate incurring any losses due to non-performance by these institutions. In addition, the Company monitors the market risk associated with foreign exchange and options contracts by using probability analysis, external pricing systems and information from banks and brokers.

FIDUCIARY INVESTMENT INCOME

During 1995, investment income earned on fiduciary funds, increased by $11.2 million, or 21.8 percent, versus 1994 levels. The increase was primarily due to higher worldwide interest rates, particularly in the U.S. and U.K.

     Investment income earned on fiduciary funds decreased by $2.2 million in 1994 primarily due to lower average investment levels, particularly in the U.S.

OPERATING EXPENSES

Operating expenses were $928.4 million in 1995. Excluding a $15.7 million special charge in 1995 primarily associated with the JIB acquisition and $40.2 million of restructuring charges in 1994, worldwide risk management and insurance services operating expenses decreased by $154.3 million, or 18.5 percent, in 1995 compared to an increase of $14.6 million, or 1.8 percent, in 1994. The effect of changes in foreign currency rates increased expenses by $2.1 million and $6 million in 1995 and 1994, respectively. The fourth quarter JIB acquisition increased expenses $11.2 million in 1995. Reflected twenty
--------------------------------------------------------------------------------

in the 1995 decrease is a reduction of expenses of approximately $102.8 million due to the sale of non-core businesses.

     After adjusting for the effects of changes in foreign currency rates and acquisitions and dispositions, total 1995 operating expenses decreased $64.8 million, or 8.9 percent, on a comparable basis.

     The U.S. and European operations reported decreased operating expenses of $67 million and $2.1 million, respectively. The U.S. favorable operations variance primarily reflects the implementation of the 1994 plan of restructuring and other expense initiatives, including tightening of travel and entertainment practices, elimination of certain employee perquisites and the consolidation of vendor and supply management. In addition, 1994 expenses included $24.9 million of additional reserves relating to the settlement of certain large litigation matters and reserve strengthening. The European operations favorable variance reflects reduced operating expenses in the U.K. substantially offset by increased operating expenses in Continental Europe. Furthermore, increased operating expenses of $3.9 million and $3.4 million were reported in the Asia-Pacific and Latin American operations, respectively. The reported reductions were primarily the result of the aforementioned restructuring and other expense initiatives undertaken in 1994 somewhat offset by an increase in incentives attributable to improved sales and profit performance coupled with the implementation of several new long-term incentive compensation plans. The reported increase in the Asia-Pacific operations was primarily due to an acquisition of a small brokerage business.

     Contributing to the 1994 increase were higher insurance costs and increased operating expenses of $13 million in the Latin American operations, primarily due to the 1993 Mexico acquisition, somewhat offset by a decline in expenses of $15.2 million for operations sold in 1994 and 1993.

     Operating expenses, excluding $16.1 million of 1994 restructuring charges, for the specialist insurance and reinsurance broking operations decreased by $2.1 million, or 0.9 percent, in 1995 compared to an increase of $18.8 million, or 8.8 percent, in 1994. Foreign exchange rate variances, including hedging contracts gains and losses, negatively impacted 1995 expenses by $5.3 million and had a minimal impact on 1994 expenses.

     Excluding the impact of foreign exchange rate variances, total operating expenses decreased by $7.4 million, or 3.2 percent, in 1995.

     Contributing to the 1995 decrease were lower expenses of $18.4 million in the U.K. operations partially offset by higher expenses of $5.6 million in the U.S. operations. The reported reduction in the U.K. operations was primarily the result of the aforementioned restructuring and other expense initiatives undertaken in 1994. Both of these variances reflect additional incentives during 1995 due to improved operating performance.

     A significant portion of the 1994 operating expense increase was due to certain additional incentive and benefit expenses in the U.K. operations arising from amendments to existing incentive plans and payments required to its employees as a result of modification of employment terms.

HUMAN RESOURCE MANAGEMENT CONSULTING

Operating results for the Human Resource Management Consulting segment of the Company's operations are summarized below:


For the Years Ended December 31,             1995           1994           1993
-------------------------------------------------------------------------------
Operating revenues:
   Commissions and fees                    $210.3         $210.5         $212.7
   Fiduciary investment income                0.3            0.2            0.3
-------------------------------------------------------------------------------
   Total operating revenues                 210.6          210.7          213.0
--------------------------------------------------------------------------------
Operating expenses:
   Operating expenses                       199.2          221.5          220.5
   Restructuring/Special charges              1.4            8.3             --
-------------------------------------------------------------------------------
   Total operating expenses                 200.6          229.8          220.5
-------------------------------------------------------------------------------
Operating income (loss)                    $ 10.0         $(19.1)        $ (7.5)
================================================================================

     Human resource management consulting commissions and fees of $210.3 million decreased by $0.2 million, or 0.1 percent, in 1995 compared to a decrease of $2.2 million, or 1 percent in 1994. After adjusting for the effects of changes in foreign exchange rates, these revenues decreased by $2.1 million, or 1 percent, and by $2.8 million, or 1.3 percent, in 1995 and 1994, respectively.

     The 1995 decrease is primarily attributable to revenue shortfalls in the U.S. operations partially offset by increases in the Canadian operations. Contributing to the 1994 decrease was a shortfall in the U.K. operations primarily due to the enactment of legislation requiring commission disclosure to clients on financial services products.

     Operating expenses, excluding $1.4 million of special charges in 1995 and $8.3 million of 1994 restructuring charges, decreased by $22.3 million, or 10.1 percent, in 1995 compared to an increase of $1 million, or 0.5 percent, in 1994.

     After adjusting for the effect of changes in foreign exchange rates, operating expenses decreased by $24.2 million, or 10.9 percent, in 1995 compared to an increase of $0.8 million, or 0.4 percent, in 1994.

     Reflected in the 1995 decrease were reductions of $18 million, $4.2 million and $2.4 million in the operating expenses of the U.S., U.K., and Canadian twenty-one
--------------------------------------------------------------------------------



operations, respectively, primarily a result of the aforementioned restructuring and other expense initiatives undertaken in 1994. Contributing to the 1994 increase were higher salary costs in the U.K. from the Clay acquisition, which operated as a partnership in 1993, partially offset by decreases in the total operating expenses of the U.S. operations due primarily to one-time expenses reflected in their 1993 results.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

At December 31, 1995, the Company's operating cash and cash equivalents totaled $241.2 million, a $7.5 million decrease over the 1994 year-end balance. In addition, the Company had $42.2 million of operating funds invested in short-term and long-term investments at December 31, 1995, a $41.1 million decrease compared to December 31, 1994.

OPERATING ACTIVITIES

The Company's funds from operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, deferred income taxes, and gains on sales of business. The net cash flows relating to discontinued operations and changes in working capital balances are also included, as well as, certain items such as 1995 special charges and 1994 restructure and special charges. In 1995, the Company's operating activities used $10.3 million of operating funds, including the items described below.

     The 1994 charges for restructuring required $26.4 million of cash payments during 1995. The Company anticipates that approximately $9 million will be funded during 1996.

     As described in Note 5 of Notes to Financial Statements, in February 1995, the Company paid to the IRS the amount due in settlement of the examinations of the years 1980 through 1989. Tax and net interest totaling $35.6 million was charged against previously established reserves.

     During the first quarter of 1995, the Company made a cash payment of $14 million under the terms of the settlement relating to Shand. A $12 million cash payment was made on April 1, 1995, in accordance with the Mutual Fire settlement agreement. These payments were applied against the 1994 special charges reserve and the Company's previously established reserves.

     During the first quarter of 1995, the Company made cash payments of approximately $21.8 million relating to the settlement of certain large litigation matters. These payments were applied against the Company's previously established reserves.

INVESTING ACTIVITIES

The Company's net capital expenditures for property and equipment and acquisitions were $52.1 million and $26.2 million during 1995 and 1994, respectively. These expenditures increased primarily as a result of the Company's fourth quarter JIB acquisition.

     In January 1995, the Company received the remaining proceeds of $29.2 million from the November 1994 sale of the U.S.-based personal lines business. In addition, the Company received $7.2 million in January 1995 from the sale of its minority interest in a U.K. merchant bank and $47.1 million in February 1995 from the sale of Alexsis Inc.

     On October 12, 1995, the Company acquired most of the U.S. retail insurance broking and consulting business of JIB for a purchase price not to exceed $48.3 million. The Company paid $21.1 million at closing and issued two 6.375% promissory notes totaling $21.2 million with payments of $10.6 million due on April 9 and October 12, 1996, respectively. During the fourth quarter of 1995, the October promissory note was revalued to $8.1 million as a result of certain revenue retention criteria with respect to former JIB offices. The remaining purchase price of approximately $6 million is contingent on the retention of specific accounts over a four-year period ending October 12, 1999. The acquired offices generated revenues of approximately $53 million in 1994.

     The acquisition was accounted for as a purchase. Of the purchase price, $44.3 million has been allocated to identifiable intangible assets (expiration lists) and goodwill. In completing its integration plans, the Company incurred a one-time charge of $13 million in the fourth quarter relating to the closing of certain of its offices and workforce reductions.

FINANCING ACTIVITIES

During the first quarter of 1995, the Company increased long-term debt by $19.8 million and recorded a note receivable of $1.3 million under the terms of the settlement relating to Shand. In the second quarter of 1995, $15.8 million of this long-term debt was prepaid and $1.3 million of cash was received in payment of the note receivable. The remaining contingent note payable of $4 million was paid in full in September 1995.

     As a result of the Mutual Fire settlement, the Company issued a $35 million zero coupon note in March 1995, payable in six annual installments. Using a discount rate of 9.3%, the present value of the note was recorded as a $25.9 million long-term debt obligation. The present value of the outstanding principal balance of the note payable was $27.5 million at December 31, 1995.

     The decline in cash dividend payments reflects the reduction in the Company's Common Stock twenty-two
--------------------------------------------------------------------------------



dividend by 90 percent in the second quarter of 1994, resulting in annualized cash flow improvement of $40 million. The 1995 cash flow improvement from this action was approximately $10 million compared to 1994. In addition, dividends on the Company's Series B Cumulative Convertible Preferred Shares (Series B Convertible Preferred Shares) are payable in kind (additional Series B Convertible Preferred Shares) until December 15, 1996, and thereafter, at the discretion of the Board of Directors, until December 15, 1999.

     Under the terms of the Series B convertible preferred stock purchase agreement (AIG Agreement) the declaration or payment of dividends on Common Stock in excess of prescribed amounts may require the Company to purchase all or part of the then outstanding Series B Convertible Preferred Shares. Dividends on the Series B Convertible Preferred Shares reduced the amount of earnings otherwise available for common stockholders by approximately $17 million in the first year after issuance, and will reduce earnings by approximately $23 million in the fifth year after issuance, assuming dividends on the Series B Convertible Preferred Shares were to be paid in kind throughout the first five years after issuance.

     On March 27, 1995, the Company's then existing credit agreement was replaced by a new $200 million three-year facility with various banks which expires in March 1998. The agreement provides for unsecured borrowings and for the issuance of up to $100 million of letters of credit. During the second quarter of 1995, the Company arranged a $10 million letter of credit under this agreement. On October 13, 1995, the Company redeemed all $60.2 million of its outstanding 11% Convertible Subordinated Debentures, due 2007, together with accrued interest and a $0.9 million redemption premium. This redemption was primarily funded by the Company through the borrowing of $60 million under its revolving credit facility. In December 1995, the Company repaid $30 million of its revolving credit facility borrowings. The interest rate on the remaining $30 million was 6.3125% as of December 31, 1995. The Company borrowed $10 million under this agreement in January 1996 and an additional $20 million in February 1996. See Note 8 of Notes to Financial Statements for further information regarding this credit agreement.

     Supplementing the credit agreement, the Company has unsecured lines of credit available for general corporate purposes totaling $87.9 million, of which $87.8 million were unused at December 31, 1995. These lines consist of uncommitted cancellable facilities in foreign countries. If drawn, the lines bear interest at market rates and carry annual fees of not greater than 1/2 percent of the line.

     In March 1995, a U.S. subsidiary prepaid an unsecured $10 million term loan which was due August 1995.

OTHER

As a result of the devaluation of the Mexican peso in late 1994, the Company's accumulated translation adjustment balance for its Mexican operations reflected an unrealized loss of $6.2 million at December 31, 1994. Further devaluation of the Mexican peso during 1995 has increased this unrealized loss to $9.5 million at December 31, 1995. However, the Company expects to maintain its strategic investment in Mexico for the long term and further anticipates that its Mexican operation will remain profitable. Accordingly, the Company does not consider its investment in Mexico to be impaired.

     In 1995, the Accumulated Translation Adjustments, which represent the cumulative effect of translating the Company's international operations to U.S. dollars, negatively impacted total Stockholders' Equity by an additional $2.9 million. The decrease primarily reflects the weakening of the U.K. pound against the U.S. dollar despite the strengthening of most of the other major European currencies and the Canadian dollar against the U.S. dollar.

     At December 31, 1995, the Company had an accumulated deficit of $227.5 million. The Company's current financial position satisfies Maryland law requirements for the payment of dividends. At December 31, 1995, the current maximum amount of unrestricted funds the Company has available to pay Common Stock dividends under Maryland law equaled approximately $287.6 million. The Board of Directors will continue to take into consideration the Company's financial performance and projections, as well as the provisions of the AIG Agreement pertaining to dividends described in Note 10 of Notes to Financial Statements, in connection with future decisions with respect to dividend declarations. In addition, no dividends may be declared or paid on the Company's Common Stock unless an equivalent amount per share is declared and paid on the dividend-paying shares associated with the Class A and Class C Common Stock.

     As described in Notes 6 and 14 of Notes to Financial Statements, the Company believes its most significant litigation matters and other contingencies have been settled.

     The Company believes that cash flow from operations, along with current cash balances, will be sufficient to fund working capital as well as all other obligations on a timely basis. In the event additional funds are required, the Company believes it will have sufficient resources, including borrowing capacity, to meet such requirements.

                                                                    twenty-three
--------------------------------------------------------------------------------

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

     The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records provide a reliable basis for the preparation of financial statements. The internal accounting control system is augmented by an internal auditing program, written policies, including the Integrity Guidelines and the careful selection and training of qualified personnel.

     Deloitte & Touche LLP has been engaged, with the approval of the Company's stockholders, as the independent auditors to audit the financial statements of the Company and to express an opinion thereon. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the financial statements present fairly, in all material respects, the Company's financial position, cash flows and results of operations. Their report is set forth on Page 24. The Audit Committee of the Board of Directors is composed of four directors, none of whom is an employee of the Company. It assists the Board in exercising its fiduciary responsibilities for oversight of audit and related matters, including corporate accounting, reporting and control practices. It is responsible for recommending to the Board of Directors the independent auditors to be employed for the coming year. The Audit
Committee meets periodically with management, internal auditors and the independent auditors to review internal accounting controls, auditing and financial reporting matters. The independent auditors and the internal auditors have unrestricted access to the Audit Committee.

/s/ Frank G. Zarb

Frank G. Zarb
Chairman of the Board,
President & Chief Executive Officer


/s/ Edward F. Kosnik

Edward F. Kosnik
Senior Executive Vice President &
Chief Financial Officer
twenty-four
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To The Stockholders of Alexander & Alexander Services Inc.:

     We have audited the accompanying consolidated balance sheets of Alexander & Alexander Services Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Notes 5, 7 and 11 to the consolidated financial statements, the Company changed its method of accounting for international postretirement benefits in 1995, certain investments in debt and equity securities and postemployment benefits in 1994, and income taxes and United States postretirement benefits in 1993.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Baltimore, Maryland
February 14, 1996
                                                                     twenty-five
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
Alexander & Alexander Services Inc. & Subsidiaries
For the years ended December 31, (in millions, except per share amounts)

                                             1995           1994           1993
-------------------------------------------------------------------------------
OPERATING REVENUES:
Commissions and fees                     $1,219.5       $1,272.3       $1,287.7
Fiduciary investment income                  62.9           51.6           53.9
-------------------------------------------------------------------------------
Total                                     1,282.4        1,323.9        1,341.6
-------------------------------------------------------------------------------
OPERATING EXPENSES:
Salaries and benefits                       735.1          814.3          785.3
Other operating expenses                    407.0          523.5          504.0
Restructuring and special charges            17.6           69.0             --
-------------------------------------------------------------------------------
Total                                     1,159.7        1,406.8        1,289.3
-------------------------------------------------------------------------------
Operating income (loss)                     122.7          (82.9)          52.3
-------------------------------------------------------------------------------
OTHER INCOME (EXPENSES):
Investment income                            19.2           10.9            9.6
Interest expense                            (18.6)         (16.0)         (14.4)
Other                                        32.7           10.9          (15.6)
Special charges                                --          (69.7)            --
-------------------------------------------------------------------------------
Total                                        33.3          (63.9)         (20.4)
-------------------------------------------------------------------------------
Income (loss) before income taxes
   and minority interest                    156.0         (146.8)          31.9
Income taxes (benefit)                       60.9          (42.6)           6.4
-------------------------------------------------------------------------------
Income (loss) before minority interest       95.1         (104.2)          25.5
Minority interest                            (5.7)          (3.0)          (1.9)
-------------------------------------------------------------------------------
Income (loss) from continuing operations     89.4         (107.2)          23.6
Loss from discontinued operations              --          (28.9)            --
-------------------------------------------------------------------------------
Income (loss) before cumulative
   effect of change in accounting            89.4         (136.1)          23.6
Cumulative effect of change in
   accounting                                  --           (2.6)           3.3
-------------------------------------------------------------------------------
Net income (loss)                            89.4         (138.7)          26.9
===============================================================================
Preferred stock dividends                   (25.4)         (15.1)          (6.2)
-------------------------------------------------------------------------------
Earnings (loss) attributable to
   common shareholders                   $   64.0       $ (153.8)      $   20.7
===============================================================================
PER SHARE INFORMATION:
Primary earnings per share:
Income (loss) from continuing
   operations                            $   1.44       $  (2.79)      $   0.40
Loss from discontinued operations              --          (0.66)            --
Cumulative effect of change in
   accounting                                  --          (0.06)          0.08
-------------------------------------------------------------------------------
Net earnings (loss)                      $   1.44       $  (3.51)      $   0.48
===============================================================================
Average common and common
   equivalent shares outstanding             44.6           43.8           43.4
===============================================================================
Fully diluted earnings per share:
Income (loss) from continuing
   operations                            $   1.42       $  (2.79)      $   0.40
Loss from discontinued operations              --          (0.66)            --
Cumulative effect of change in
   accounting                                  --          (0.06)          0.08
-------------------------------------------------------------------------------
Net earnings (loss)                      $   1.42       $  (3.51)      $   0.48
===============================================================================
Average common and common
   equivalent shares outstanding,
   assuming full dilution                    57.1           43.8           43.4
===============================================================================
Cash dividends per common share          $    .10       $   .325       $   1.00
===============================================================================

See Notes to Financial Statements.

Twenty-six
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
Alexander & Alexander Services Inc. & Subsidiaries
As of December 31, (in millions)

                                                            1995           1994
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents:
   Operating                                            $  241.2       $  248.7
   Fiduciary                                               496.4          428.5
Short-term investments:
   Operating                                                11.3           19.2
   Fiduciary                                               224.9          292.2
Premiums and fees receivable (less allowance
   for doubtful accounts of $20.5 in 1995
   and $23.7 in 1994)                                    1,292.8        1,206.1
Deferred income taxes                                       20.0           71.5
Other current assets                                        85.4          120.7
-------------------------------------------------------------------------------
Total current assets                                     2,372.0        2,386.9
-------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
Land and buildings                                          39.2           39.7
Furniture and equipment                                    274.6          296.5
Leasehold improvements                                      83.0           95.1
-------------------------------------------------------------------------------
                                                           396.8          431.3
Less accumulated depreciation and amortization            (270.4)        (293.3)
-------------------------------------------------------------------------------
Property and equipment--net                                126.4          138.0
-------------------------------------------------------------------------------
OTHER ASSETS:
Intangible assets (net of accumulated
   amortization of $124.5 in 1995
   and $117.5 in 1994)                                     210.7          175.1
Deferred income taxes                                      102.1           87.1
Long-term operating investments                             30.9           64.1
Other                                                      100.3           94.5
-------------------------------------------------------------------------------
Total assets                                            $2,942.4       $2,945.7
===============================================================================
                                                                    twenty-seven
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS (continued)

Alexander & Alexander Services Inc. & Subsidiaries
As of December 31, (in millions)


                                                        1995              1994
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Premiums payable to insurance companies             $ 1,810.4          $1,738.3
Short-term debt                                          19.1               1.0
Current portion of long-term debt                         9.3              17.1
Deferred income taxes                                     9.4               8.5
Accrued compensation and related benefits                81.8              60.0
Income taxes payable                                     24.7              66.3
Other accrued expenses                                  165.8             258.1
--------------------------------------------------------------------------------
Total current liabilities                             2,120.5           2,149.3
--------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
Long-term debt                                          126.2             132.7
Deferred income taxes                                    15.6              13.4
Net liabilities of discontinued operations               33.4              56.8
Other                                                   234.1             266.0
--------------------------------------------------------------------------------
Total long-term liabilities                             409.3             468.9
--------------------------------------------------------------------------------
Commitments and Contingent Liabilities
(Notes 5, 6, 13 and 14)
8% Series B cumulative convertible preferred
  stock contingency (Note 14)                            10.0              10.0
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
Preferred stock, authorized 15,000,000 shares,
  $1 par value:
  Series A junior participating preferred stock,
    issued and outstanding, none                           --                --
  $3.625 Series A convertible preferred stock,
    issued and outstanding, 2,300,000 shares,
    liquidation preference of $115 million                2.3               2.3
  8% Series B cumulative convertible preferred stock,
    issued and outstanding 4,477,170 and 4,136,213 shares,
    respectively, liquidation preference of $224 million
    and $205 million, respectively                        4.5               4.1
Common stock, authorized 200,000,000 shares, $1 par
  value; issued and outstanding 42,259,282 and
  41,569,902 shares, respectively                        42.3              41.5
Class A common stock, authorized 26,000,000 shares,
  $.00001 par value; issued and outstanding 1,920,821
  and 2,282,088 shares, respectively                       --                --
Class C common stock, authorized 11,000,000
  shares, $1 par value; issued and outstanding
  361,092 and 372,557 shares, respectively                0.4               0.4
Class D common stock, authorized 40,000,000
  shares, $1 par value; issued and outstanding,
  none                                                     --                --
Paid-in capital                                         638.1             615.0
Accumulated deficit                                    (227.5)           (287.1)
Unrealized investment gains, net of income taxes          5.6               1.5
Accumulated translation adjustments                     (63.1)            (60.2)
--------------------------------------------------------------------------------
Total stockholders' equity                              402.6             317.5
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity           $2,942.4          $2,945.7
================================================================================
See Notes to Financial Statements.

twenty-eight
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Alexander & Alexander Services Inc. & Subsidiaries
For the Years Ended December 31, (in millions)

                                                1995          1994         1993
--------------------------------------------------------------------------------
CASH PROVIDED (USED) BY:
OPERATING ACTIVITIES:
Income (loss) from continuing operations       $89.4       $(107.2)       $23.6
Adjustments to reconcile to net cash provided
  (used) by operating activities:
  Depreciation and amortization                 46.1          51.2         54.5
  Deferred income taxes                         36.0         (77.5)       (27.5)
  Gains on disposition of subsidiaries and
  other assets                                 (30.4)        (20.2)        (3.9)
  Restructuring and special charges, net of
  cash payments                                 17.6         131.8           --
  Other                                         12.5          14.2         13.4
Changes in assets and liabilities (net of
  effects from acquisitions and
  dispositions):
  Net fiduciary cash and cash equivalents and
    short-term investments                      25.3         105.8        (46.0)
  Premiums and fees receivable                 (58.8)          9.0        (69.3)
  Other current assets                         (13.5)         16.0        (15.8)
  Other assets                                 (13.6)          9.2        (11.9)
  Premiums payable to insurance companies       16.7         (70.8)        74.6
  Other accrued expenses                       (90.2)          3.7          8.0
  Other long-term liabilities                  (31.3)         (0.6)        12.8
Discontinued operations (net)                  (16.1)          1.4        (11.9)
Cumulative effect of change in accounting         --          (2.6)         3.3
--------------------------------------------------------------------------------
  Net cash provided (used) by operating
    activities                                 (10.3)         63.4          3.9
--------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Net purchases of property and equipment        (27.7)        (21.5)       (26.0)
Purchases of businesses                        (24.4)         (4.7)       (21.0)
Proceeds from sales of subsidiaries and
  other assets                                  88.1           4.1          9.6
Purchases of operating investments            (188.0)        (79.2)       (61.7)
Sales and maturities of operating
  investments                                  231.3           9.0         68.3
--------------------------------------------------------------------------------
  Net cash provided (used) by investing
    activities                                  79.3         (92.3)       (30.8)
================================================================================
                                                                     twenty-nine
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Alexander & Alexander Services Inc. & Subsidiaries
For the Years Ended December 31, (in millions)

                                                 1995         1994         1993
--------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Cash dividends                                $ (12.7)     $ (22.6)     $ (47.9)
Proceeds from issuance of short-term debt         0.2          9.0         18.7
Payments of short-term debt                      (0.8)       (24.8)        (1.5)
Proceeds from issuance of long-term debt         62.5         51.8         19.4
Payment for a finite risk contract                 --        (80.0)          --
Repayments of long-term debt                   (126.1)        (8.3)       (26.0)
Issuance of preferred and common stock            1.4        196.1        112.1
Distribution of earnings of pooled entity          --           --         (5.5)
--------------------------------------------------------------------------------
Net cash provided (used) by financing
  activities                                    (75.5)       121.2         69.3
Effect of exchange rate changes on
  operating cash and cash equivalents            (1.0)         4.9         (7.9)
Operating cash and cash equivalents at
  beginning of year                             248.7        151.5        117.0
--------------------------------------------------------------------------------
Operating cash and cash equivalents
  at end of year                              $ 241.2       $248.7       $151.5
================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                    $  19.3        $14.2        $14.6
  Income taxes                                   72.1         37.0         56.0
--------------------------------------------------------------------------------
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes payable issued for contingency
  settlements                                    45.7           --           --
Series B cumulative convertible preferred
  stock dividends-in-kind                        17.1          6.8           --
Common stock issued for business acquisitions
  and employee benefit and stock plans            5.1          6.8          2.3
Notes received on dispositions of subsidiaries     --         29.2          2.0
Notes payable on acquisition of subsidiary       18.7           --           --
Sale of direct financing lease and
  related mortgage notes                           --         19.0           --
================================================================================
See Notes to Financial Statements.

thirty
--------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity

Alexander & Alexander Services Inc. & Subsidiaries for the years ended December 31, (in millions)



                                                   1995        1994        1993
--------------------------------------------------------------------------------
$3.625 SERIES A CONVERTIBLE PREFERRED STOCK:
Balance, beginning of year                       $  2.3      $  2.3       $  --
Shares issued by private placement                   --          --         2.3
--------------------------------------------------------------------------------
Balance, end of year                             $  2.3      $  2.3       $ 2.3
================================================================================
8% SERIES B CUMULATIVE CONVERTIBLE PREFERRED
STOCK:
Balance, beginning of year                       $  4.1      $   --       $  --
Shares issued by private placement                   --         4.0          --
Dividends-in-kind                                   0.4         0.1          --
--------------------------------------------------------------------------------
Balance, end of year                             $  4.5      $  4.1       $  --
================================================================================
COMMON STOCK:
Balance, beginning of year                       $ 41.5      $ 40.7       $40.1
Conversions of Class A and Class C shares into
  common stock, 372,732 shares, 104,125 shares
  and 502,450 shares, respectively                  0.4         0.1         0.5
Other, principally stock compensation
  transactions                                      0.4         0.7         0.1
--------------------------------------------------------------------------------
Balance, end of year                             $ 42.3      $ 41.5       $40.7
================================================================================
CLASS A COMMON STOCK:
Balance, beginning of year                       $  0.0      $  0.0       $ 0.0
Conversions into common stock, 361,267 shares,
  87,300 shares and 478,892 shares,
  respectively                                       --          --          --
--------------------------------------------------------------------------------
Balance, end of year                             $  0.0      $  0.0       $ 0.0
================================================================================
CLASS C COMMON STOCK:
Balance, beginning of year                       $  0.4      $  0.4       $ 0.4
Conversions into common stock, 11,465 shares,
  16,825 shares and 23,558 shares, respectively      --          --          --
--------------------------------------------------------------------------------
Balance, end of year                             $  0.4      $  0.4       $ 0.4
================================================================================
PAID-IN CAPITAL:
Balance, beginning of year                       $615.0      $423.4      $296.5
Conversions into common stock                      (0.4)       (0.1)       (0.4)
Preferred stock issuances                          16.7       188.9       108.6
Other, principally stock compensation
  transactions                                      6.8         2.8         1.1
Tax benefit from acquisitions accounted for
  as pooling of interests                            --          --        17.6
--------------------------------------------------------------------------------
Balance, end of year                             $638.1      $615.0      $423.4
================================================================================
                                                                      thirty-one
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)

Alexander & Alexander Services Inc. & Subsidiaries
For the years ended December 31, (in millions)

                                         1995             1994             1993
--------------------------------------------------------------------------------
ACCUMULATED DEFICIT:
Balance, beginning of year            $(287.1)         $(119.0)         $ (92.5)
Net income (loss)                        89.4           (138.7)            26.9
Dividends:
  Common stock                           (4.4)           (14.3)           (41.7)
  Preferred stock                       (25.4)           (15.1)            (6.2)
Distribution of earnings of pooled
  entity                                   --               --             (5.5)
--------------------------------------------------------------------------------
Balance, end of year                  $(227.5)         $(287.1)         $(119.0)
================================================================================
UNREALIZED INVESTMENT GAINS, NET OF
INCOME TAXES:
Balance, beginning of year            $   1.5          $    --          $    --
Change in unrealized gains, net of tax    4.1              1.5               --
--------------------------------------------------------------------------------
Balance, end of year                  $   5.6          $   1.5          $    --
================================================================================
ACCUMULATED TRANSLATION ADJUSTMENTS:
Balance, beginning of year            $ (60.2)         $ (71.6)         $ (59.0)
Foreign currency translation
  adjustments                            (2.9)            11.4            (12.6)
--------------------------------------------------------------------------------
Balance, end of year                  $ (63.1)         $ (60.2)          $(71.6)
================================================================================
See Notes to Financial Statements.

thirty-two
------------------------------------------------------------------------------

Notes to Financial Statements

(in millions, except per share amounts)



1. Significant Accounting Policies
------------------------------------------------------------------------------

CONSOLIDATION

The accompanying consolidated financial statements of Alexander & Alexander Services Inc. (the Company) include the accounts of all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

NATURE OF OPERATIONS

The Company is a holding company which, through its subsidiaries, provides risk management, insurance brokerage and human resource management consulting services on a global basis. The principal industry segment is insurance services. This segment accounted for approximately 84 percent of the Company's total revenues in 1995 which are derived primarily from risk management and insurance services, specialist and reinsurance broking operations. Human resource management consulting operations, which represent approximately 16 percent of total revenues in 1995, provide integrated advisory and support services in human resource management, including retirement planning, health care management, organizational effectiveness, compensation, human resource-related communications, information technologies and also offers brokerage services for group health and welfare coverages.

    The Company operates from offices located in more than 80 countries and territories through wholly-owned subsidiaries, affiliates and other servicing capabilities. The Company's extensive international operations represented 53 percent of consolidated operating revenues in 1995, primarily in the United Kingdom and Canada.

    The Company's clients are primarily commercial enterprises, including a broad range of industrial, transportation, service, financial and other businesses. Clients also include government and governmental agencies, not-for-profit organizations and individuals.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND INVESTMENTS

Cash equivalents are highly liquid investments, including certificates of deposit, government securities and time deposits, with maturities of three months or less at the time of purchase and are stated at estimated fair value or cost. Short-term investments are similar investments with maturities of more than three months but less than one year from the date of purchase. Long-term investments consists of debt securities with maturities greater than one year and equity securities.

    Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the statement, the Company has classified as available for sale, all of its debt and equity securities. These securities are carried at fair value with unrealized gains and losses reported as a separate component of Stockholders' Equity. Prior to the adoption of this statement, cash equivalents and short-term investments were stated at cost. The cost of securities sold is determined by the specific identification method.

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

    Net foreign currency transaction gains, included in operating income, amounted to $5.7 million, $4.8 million and $9 million for the years ended December 31, 1995, 1994 and 1993, respectively.

PROPERTY AND DEPRECIATION

The cost of property and equipment is generally depreciated using the straight-line method over the estimated useful lives of the related assets which range from 3 to 40 years for buildings and 3 to 10 years for equipment. Leasehold improvements are capitalized and amortized over the shorter of the life of the asset or the lease term.

                                                                    thirty-three
--------------------------------------------------------------------------------


INTANGIBLE ASSETS

Intangible assets resulting from acquisitions, principally expiration lists and goodwill, are amortized using the straight-line method over periods not exceeding 17 and 40 years, respectively. The costs of non-compete agreements are amortized using the straight-line method over the terms of the agreements. Amortization of intangible assets included in operating expenses amounted to $12.3 million, $11.9 million and $13 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   The Company periodically evaluates the carrying value of its intangible assets by projecting operating results over the remaining lives of such assets on an undiscounted basis. Such projections take into account past financial performance as well as management's estimate of future operating results.

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

PER SHARE DATA

Primary earnings per share are computed by dividing earnings (loss) attributable to common stockholders by the weighted average number of shares of Common Stock and their equivalents (Class A and Class C Common Stock) outstanding during the period and, if dilutive, shares issuable upon the exercise of stock options. The $3.625 Series A Convertible Preferred Stock and the 8% Series B Cumulative Convertible Preferred Stock are not common stock equivalents for primary share computations.

    Fully diluted earnings per share in the first and second quarters and for the full year of 1995 assumes the conversion of the 8% Series B Cumulative Convertible Preferred Stock. In 1995, the $3.625 Series A Convertible Preferred Stock and the 11% Convertible Subordinated Debentures were anti-dilutive for fully diluted earnings per share calculations.

    Fully diluted earnings per share for the 1994 and 1993 periods were anti-dilutive; therefore, the amounts for primary and fully diluted earnings are the same.

PRESENTATION

Unless otherwise indicated, all amounts are stated in millions of U.S. dollars. Certain prior period amounts have been reclassified to conform with the current year presentation.

2. ACQUISITIONS AND DISPOSITIONS
---------------------------------------------------------------------------

ACQUISITIONS

On October 12, 1995, the Company acquired most of the U.S. retail insurance broking and consulting business of Jardine Insurance Brokers, Inc. (the JIB acquisition) for a purchase price not to exceed $48.3 million. The Company paid $21.1 million at closing and issued two 6.375% promissory notes totaling $21.2 million with payments of $10.6 million due on April 9 and October 12, 1996, respectively. During the fourth quarter of 1995, the October promissory note was revalued to $8.1 million as a result of certain revenue retention criteria with respect to former JIB offices. The remaining purchase price of approximately $6 million is contingent on the retention of specific accounts over a four-year period ending October 12, 1999. The acquired offices generated revenues of approximately $53 million in 1994.

    The acquisition was accounted for as a purchase. Of the purchase price, $44.3 million has been allocated to identifiable intangible assets (expiration lists) and goodwill. The expiration lists will be amortized over an average of nine years and goodwill will be amortized over twenty years.

thirty-four
--------------------------------------------------------------------------------



    On November 30, 1993, the Company issued 2.3 million shares of its Common Stock for all of the partnership interests of Clay & Partners (Clay), a U.K.-based actuarial consulting operation. This acquisition was accounted for as a pooling of interests. In connection with the merger, the Company recorded $14.4 million as additional paid-in capital representing deferred tax benefits associated with the taxable business combination of Clay.

    Prior to the merger, Clay operated as a partnership. Accordingly, the Company's results for 1993 do not include approximately $2.2 million for partners' salaries or $0.7 million for corporate income taxes. Pro-forma net income (loss) for the Company, assuming partner salaries and corporate income taxes were charged to operations, would have been $28.5 million, or $0.51 per share, in 1993.

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

    As a result of the devaluation of the Mexican peso, the Company's accumulated translation adjustment balance for its Mexican operations reflected an unrealized loss of $9.5 million and $6.2 million at December 31, 1995 and December 31, 1994, respectively. However, the Company expects to maintain its strategic investment in Mexico for the long-term and further anticipates that its Mexican operation will remain profitable. Accordingly, the Company does not currently consider its investment in Mexico to be impaired.

DISPOSITIONS

On February 28, 1995, the Company completed the sale of Alexsis Inc., its U.S.-based third party claims administrator for total cash proceeds of $47.1 million resulting in a pre-tax gain of $28.7 million ($18.7 million after-tax or $0.42 per share).

    During 1995, the Company sold three small operations for gross proceeds of $9.1 million resulting in pre-tax gains totaling $1.7 million ($1.1 after-tax or $0.02 per share).

    On November 10, 1994, the Company completed the sale of its U.S.-based personal lines insurance broking business. The total proceeds from the sale were $30.2 million, including $1 million in cash and a note receivable of $29.2 million due in January 1995, with a resulting pre-tax gain of $20.2 million ($12.5 million after-tax or $0.28 per share).

    During 1993, the Company sold three small operations for gross proceeds of $9.6 million.

    Pre-tax gains of $3.9 million have been recognized on the sales with resulting after-tax gains totaling $2.3 million or $0.05 per share.

    These gains are included in Other Income (Expenses) in the Consolidated Statements of Operations.

    Total revenues and operating income from all of these operations were $12 million, $120.9 million and $128.3 million; and $4.1 million, $10.4 million and $2.5 million, respectively, for the years ended December 31, 1995, 1994 and 1993.

3. RESTRUCTURING AND SPECIAL CHARGES
--------------------------------------------------------------------------------
In the fourth quarter of 1995, the Company recorded a $17.6 million pre-tax charge ($11.2 million after-tax or $0.25 per share) related primarily to the JIB acquisition. The JIB portion of this charge amounted to $13 million, of which $12.5 million reflects the anticipated costs associated with the abandonment of certain of the Company's office space and the remaining balance reflects the anticipated costs associated with involuntary workforce reductions. The lease liability will be paid through the year 2007. The remaining $4.6 million of the charge primarily represents costs associated with other involuntary workforce reductions in the U.S.

    In the fourth quarter of 1994, management committed to a formal plan of restructuring the Company's operations and recorded a $69 million pre-tax charge ($45.1 million after-tax or $1.03 per share). The restructuring charge included $25.2 million to consolidate real estate space requirements at 48 offices worldwide, and $43.8 million for voluntary early retirement programs and involuntary workforce reductions involving approximately 1,100 positions, of which 650 were in the U.S.

    The involuntary severance portion and voluntary early retirement program amounted to $22.9 million and $20.9 million, respectively. Of these amounts, $8.8 million will be paid from various pension plans of the Company. The Company paid $17.1 million and $5.7 million of the liabilities in 1995 and 1994, respectively, and expects to pay $5.2 million of the liabilities in 1996. The remainder of the liabilities will generally be paid in the form of annuities through the year 2020.

    The charge associated with real estate activities relates to the closure, abandonment and downsizing of office space globally. The costs primarily include remaining lease obligations and write-offs of leasehold improvements and fixed assets. The Company paid $9.3 million and $1.2 million of these liabilities during the years 1995 and 1994, respectively, and has written off assets of $2.7 million during 1995.

                                                                     thirty-five
--------------------------------------------------------------------------------
The Company expects to pay $3.8 million of the liability in 1996. The remainder of the liability will be paid out over the remaining lease periods, which extend through the year 2009.

    In the fourth quarter of 1994, the Company recorded pre-tax special charges of $69.7 million ($45.3 million after-tax or $1.03 per share). These charges, which are reflected in non-operating results, include a $32.5 million settlement in January 1995 which resolved certain indemnification obligations relating to the 1987 sale of Shand Morahan & Company (Shand) and a $37.2 million increase to the Company's pre-existing reserves, based on settlement discussions which led to a March 1995 settlement agreement with the rehabilitator of Mutual Fire, Marine & Inland Insurance Company, (Mutual Fire). See Note 14 of Notes to Financial Statements.

4. OTHER INCOME (EXPENSES)
------------------------------------------------------------------
Other income (expenses) consists of the following:

For the Years Ended December 31,        1995       1994      1993
------------------------------------------------------------------
Gains on sales of
  businesses (See Note 2)              $30.4      $20.2    $  3.9
Litigation costs                        (0.1)      (9.1)    (20.2)
Other                                    2.4       (0.2)      0.7
------------------------------------------------------------------
                                       $32.7      $10.9    $(15.6)
==================================================================

    Litigation costs are associated primarily with the Mutual Fire lawsuit described in Note 14 of Notes to Financial Statements as well as a 1993 settlement of certain other litigation matters.

5. Income Taxes
-----------------------------------------------------------------

Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this standard increased 1993 net income by $3.3 million or $0.08 per share. Tax benefits of $3.2 million were also allocated to paid-in capital representing the difference in the tax bases over the book bases of the net assets of taxable business combinations accounted for as pooling of interests. These benefits would have been recognized at the respective dates of combination if SFAS No. 109 had been applied at that time.

    The components of income (loss) from continuing operations before income taxes are as follows:

For the Years Ended December 31,      1995        1994         1993
-------------------------------------------------------------------
United States                       $ 37.4     $(200.9)     $ (74.2)
International                        118.6        54.1        106.1
-------------------------------------------------------------------
                                    $156.0     $(146.8)     $  31.9
===================================================================

    The components of the provision (benefit) for income taxes on continuing operations are as follows:

For the Years Ended December 31,       1995       1994        1993
-------------------------------------------------------------------
Current:
  Federal                           $ (17.7)     $ 1.7      $ (0.2)
  State and local                       1.9       (0.7)       (0.8)
  International                        40.7       33.9        34.9
------------------------------------------------------------------
                                       24.9       34.9        33.9
------------------------------------------------------------------
Deferred:
  Federal                              28.7      (67.3)      (28.7)
  State and local                        --       (3.6)       (2.0)
  International                         7.3       (6.6)        3.2
------------------------------------------------------------------
                                       36.0      (77.5)      (27.5)
-------------------------------------------------------------------
                                    $  60.9     $(42.6)     $  6.4
==================================================================

    A reconciliation of the tax provision and the amount computed by applying the U.S. federal income tax rate of 35% to income (loss) from continuing operations before income taxes is as follows:

For the Years Ended December 31,       1995        1994       1993
------------------------------------------------------------------
Computed "expected" tax
  expense (benefit)                 $  54.6      $(51.4)     $11.2
State and local income taxes-
  net of federal income tax             1.2        (1.6)      (1.9)
Foreign statutory rates under
  U.S. federal statutory rate          (0.4)       (2.8)      (2.9)
Foreign partnership income not taxed     --          --       (1.9)
Tax benefit of capital losses            --          --       (3.5)
Tax rate changes                         --          --       (1.2)
Adjustment to prior year tax provisions  --          --       (2.9)
Amortization of  intangible assets      2.6         2.6        2.5
U.S. federal income tax on foreign
  earnings, net of credits              0.9         0.5        3.3
Other non-deductible expenses           4.2         7.5        4.1
Other, net                             (2.2)        2.6       (0.4)
-------------------------------------------------------------------
Actual tax expense (benefit)          $60.9      $(42.6)    $  6.4
==================================================================

    Federal income taxes have not been provided on undistributed earnings of foreign subsidiaries which aggregated approximately $364.6 million at December 31, 1995, because such earnings are permanently invested or will not be repatriated unless any additional income taxes would be substantially offset by foreign tax credits. It is not practicable to determine the amount of unrecognized deferred income tax liabilities on these undistributed earnings.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as loss and tax credit carryforwards.

thirty-six
--------------------------------------------------------------------------------

        The following is a summary of the significant components of the Company's gross deferred tax assets and liabilities:

As of December 31,                        1995      1994
--------------------------------------------------------
Deferred tax assets:
  Deferred compensation                 $  9.2    $ 10.2
  Restructuring charges                   11.0      19.6
  Shand/Mutual Fire reserves                --      30.9
  Capital loss carryforwards              13.2      16.7
  Net operating loss and tax
    credit carryforwards                  63.1      63.6
  Business combinations                   16.5      17.1
  Other accruals not
    currently deductible                  78.6      81.5
--------------------------------------------------------
                                         191.6     239.6
  Less: Valuation allowance              (35.2)    (36.7)
---------------------------------------------------------
  Total deferred tax assets              156.4     202.9
--------------------------------------------------------
Deferred tax liabilities:
  Deferred commissions                     8.6       9.6
  Depreciation                             2.2       3.0
  Gains on settlement of pension
    liabilities, net of accruals          22.7      19.7
  Gain on sale of personal
    lines business                          --      11.3
  Tax leases                              10.5      13.9
  Other accruals                          15.3       8.7
--------------------------------------------------------
  Total deferred tax liabilities          59.3      66.2
--------------------------------------------------------
  Net deferred tax asset                $ 97.1    $136.7
========================================================

    The deferred tax balances shown in the Consolidated Balance Sheets are after reclassification of the above amounts within the various jurisdictions in which the Company operates.

    As of December 31, 1995, the Company has a U.S. federal net operating loss carryforward of $45 million which expires in the year 2009 and U.S. state net operating loss carryforwards totaling $224.9 million which expire in various years through 2010. The Company also has U.S. federal foreign tax credit carryforwards of $11.8 million which expire in years 1998 through 2000, and U.S. federal alternative minimum tax credits of $7.5 million which can be carried forward indefinitely. In addition, the Company has foreign net operating loss and capital loss carryforwards for tax purposes of $12.2 million and $31.3 million, respectively, which can be carried forward indefinitely and approximately $7 million of foreign net operating losses which expire in various years through 2009.

    The Company expects that sufficient taxable income will be generated in future years to realize the U.S. federal net operating loss and tax credit carryforwards and, therefore, the Company believes that a valuation allowance is not necessary for these amounts. The $35.2 million valuation allowance at December 31, 1995 relates primarily to foreign and U.S. state net operating loss and capital loss carryforwards. The valuation allowance decreased by a net amount of $1.5 million in 1995, of which $3.5 million relates to a decrease in foreign capital loss carryforwards and $2 million to increases in foreign and U.S. state net operating losses.

    Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax asset is more likely than not. The net U.S. deferred tax asset would be realized with average future annual earnings equivalent to 1995 results, excluding nonrecurring items and sold subsidiaries and businesses.

    During 1994, the Company was advised that the Joint Committee on Taxation had approved the agreement reached in 1993 by the Company and the Appeals Office of the Internal Revenue Service (IRS) on settlement of tax issues with respect to years 1980 through 1986. Also during 1994, the Company reached an agreement with the IRS on settlement of the examination of years 1987 through 1989. On February 28, 1995, the Company paid the amounts due for such years and charged the tax and net interest totaling $35.6 million against previously established reserves.

    The Company is currently under examination by the IRS for years 1990 and 1991. In 1994, the Company received a Notice of Proposed Adjustment from the IRS proposing an increase in taxable income for the 1991 year which, if sustained, would result in an additional tax liability estimated by the Company at $50 million, excluding interest and penalties. This proposed adjustment relates to intercompany transactions involving the stock of a U.K. subsidiary.

    The Company disagrees with the proposed adjustment and has requested advice from the IRS National Office on this issue. The Company currently believes that the National Office review should be completed in the first half of 1996. Although the ultimate outcome of the matter cannot be predicted with certainty, the Company and its independent tax counsel believe there are substantial arguments in support of the Company's position and that the Company should prevail in the event that the issue were to be litigated.

    A similar set of transactions occurred in 1993. Depending on the outcome of the IRS National Office review of the 1991 issue, the IRS could propose an increase in 1993 taxable income which would result in an additional tax liability estimated by the Company at $25 million, excluding interest and penalties. The Company's 1993 tax return is not currently under examination. The Company believes it should prevail in the event this similar issue is raised by the IRS. Accordingly, no provision for any liability thirty-seven
--------------------------------------------------------------------------------



with respect to the 1991 and 1993 transactions has been made in the consolidated financial statements.

    The Company believes that its current tax reserves are adequate to cover all of its tax liabilities.

6. DISCONTINUED OPERATIONS
-------------------------------------------------------------

In 1985, the Company discontinued its insurance underwriting operations. In 1987, the Company sold Sphere Drake Insurance Group (Sphere Drake). The Sphere Drake sales agreement provides indemnities by the Company to the purchaser for various potential liabilities including provisions covering future losses on certain insurance pooling arrangements from 1953 to 1967 between Sphere Drake and Orion Insurance Company (Orion), a U.K.-based insurance company, and future losses pursuant to a stop-loss reinsurance contract between Sphere Drake and Lloyd's Syndicate 701 (Syndicate 701). In addition, the sales agreement requires the Company to assume any losses in respect of actions or omissions by Swann & Everett Underwriting Agency (Swann & Everett), an underwriting management company previously managed by Alexander Howden Group Limited (Alexander Howden).

    The net liabilities of discontinued operations shown in the accompanying Consolidated Balance Sheets include insurance liabilities associated with the above indemnities, liabilities of insurance underwriting subsidiaries currently in run-off and other related liabilities.

    A summary of the net liabilities of discontinued operations is as follows:

As of December 31,                         1995          1994
-------------------------------------------------------------
Liabilities:
  Insurance liabilities                  $257.1        $277.6
  Other                                    14.9          31.4
-------------------------------------------------------------
Total liabilities                         272.0         309.0
-------------------------------------------------------------
Assets:
  Recoverable under finite risk contracts:
    Insurance liabilities                 126.4         135.7
    Premium adjustment                      9.8          10.8
  Reinsurance recoverables                 51.6          64.2
  Cash and investments                     27.2          23.6
  Other                                     9.3          10.9
-------------------------------------------------------------
Total assets                              224.3         245.2
-------------------------------------------------------------
Total net liabilities of
  discontinued operations                  47.7          63.8
Less current portion classified as other
  accrued expenses                         14.3           7.0
-------------------------------------------------------------
Remainder classified as net liabilities of
  discontinued operations                $ 33.4        $ 56.8
=============================================================

    The insurance liabilities represent estimates of future claims expected to be made under occurrence-based insurance policies and reinsurance business written through Lloyd's and the London market covering primarily asbestosis, environmental pollution, and latent disease risks in the United States which are coupled with substantial litigation expenses. These claims are expected to develop and be settled over the next twenty to thirty years.

    Liabilities stemming from these claims cannot be estimated using conventional actuarial reserving techniques because the available historical experience is not adequate to support the use of such techniques and because case law, as well as scientific standards for measuring the adequacy of site clean-up (both of which have had, and will continue to have, a significant bearing on the ultimate extent of the liabilities) is still evolving. Accordingly, the Company's independent actuaries have combined available exposure information with other relevant industry data and have used various projection techniques to estimate the insurance liabilities, consisting principally of incurred but not reported losses.

    In 1994, Orion which has financial responsibility for sharing certain of the insurance pool liabilities, was placed in provisional liquidation by order of the English Courts. Based on current facts and circumstances, the Company believes that the provisional liquidation will not have a material adverse effect on the net liabilities of discontinued operations.

    The Company has certain protection against adverse developments of the insurance liabilities through two finite risk contracts issued by Centre Reinsurance (Bermuda) Limited (reinsurance company). A contract entered into in 1989 provides the insurance underwriting subsidiaries currently in run-off with recoveries of recorded liabilities of $76 million, and for up to $50 million of additional recoveries in excess of those liabilities subject to a deductible for one of the run-off companies of $15 million. At December 31, 1995, based on an estimate by an independent actuarial firm, the Company had recorded $13.5 million of the deductible.

    On July 1, 1994, the Company entered into an insurance-based financing contract (finite risk contract) with the reinsurance company providing protection primarily for exposures relating to Orion, Syndicate 701 and Swann & Everett. The contract provided for the payment by the Company of $80 million, $50 million of which was borrowed from the reinsurance company, and for payment by the Company of the first $73 million of paid claims. The contract entitles the Company to recover paid claims in excess of the Company's $73 million retention. At December 31, 1995, recoveries were limited to thirty-eight
--------------------------------------------------------------------------------



$115.2 million, which includes the Company's payment of $80 million. In addition, commencing December 31, 1996, depending on the timing and amount of paid loss recoveries under the contract, the Company may be entitled to receive a payment from the reinsurance company in excess of the amounts recovered for paid losses if the contract is terminated. The contract is accounted for under the deposit method of accounting and the accounting requirements for discontinued operations.

    The Company's right to terminate the contract entered into in 1994 is subject to the consent of American International Group, Inc. (AIG) as long as AIG is the holder of certain shares of the Company's stock. In addition, the reinsurance company also has the right, under certain circumstances, all of which are under the Company's control, to terminate that contract.

    The insurance liabilities set forth above represent the Company's best estimates of the probable liabilities based on independent actuarial estimates. The recoverable amounts under the finite risk contracts, which are considered probable of realization based on independent actuarial estimates of losses and pay-out patterns, represent the excess of such liabilities over the Company's retention levels. The premium adjustment represents the recoverable amount considered probable of realization at the earliest date the Company can exercise its right to terminate the finite risk contract covering the insurance underwriting subsidiaries currently in run-off.

    Changes in the total net liabilities of discontinued operations are as follows:

For the Years Ended December 31,         1995        1994         1993
----------------------------------------------------------------------
Beginning balance                     $  63.8      $113.5       $102.4
Provisions for loss                       --         28.9          ---
Litigation settlement                     --          --          22.3
Net cash proceeds on the zero
  coupon notes                            --         5.0           ---
Claims and expense payments             (7.3)       (7.0)        (11.9)
Payment for a finite risk contract        --       (80.0)          --
Net capital infusion                    (3.0)         --           ---
Tax settlement                          (5.8)         --           --
Other                                     --         3.4           ---
Translation adjustment                    --          --           0.7
----------------------------------------------------------------------
Ending balance                        $ 47.7      $ 63.8        $113.5
======================================================================

    The 1994 provision for loss of $28.9 million includes a $6 million charge associated with the 1994 finite risk contract, a $20.9 million charge relating to an agreement that resolved certain indemnity obligations to Sphere Drake and a $2 million charge recorded in the fourth quarter of 1994 related to other liabilities. Under terms of the Sphere Drake agreement, the Company received a cash payment of $5 million in settlement of the zero coupon notes receivable and related indemnities as well as certain income tax liabilities.

    While the insurance liabilities set forth above represent the Company's best estimate of the probable liabilities within a range of independent actuarial estimates of reasonably probable loss amounts, there is no assurance that further adverse development may not occur due to variables inherent in the estimation processes and other matters described above. Based on independent actuarial estimates of a range of reasonably possible loss amounts, liabilities could exceed recorded amounts by approximately $170 million. However, in the event of such adverse development, based on independent actuarial estimates of pay-out patterns, up to approximately $130 million of this excess would be recoverable under the finite risk contracts.

    The Company believes that, based on current estimates, the established total net liabilities of discontinued operations are sufficient to cover its exposures.

7. EMPLOYEES' RETIREMENT PLANS AND BENEFITS
-----------------------------------------------------------------

Pension Plans
The Company has contributory and non-contributory defined benefit pension plans covering substantially all employees. The plans generally provide pension benefits that are based on the employee's years of service and compensation prior to retirement. In general, it is the Company's policy to fund these plans consistent with the laws and regulations of the respective jurisdictions in which the Company operates.

    Total pension costs are summarized as follows:

For the Years Ended December 31,        1995      1994      1993
----------------------------------------------------------------
Service cost                         $  23.8    $ 38.8    $ 29.5
Interest cost                           46.2      43.4      38.4
Actual return on plan assets          (127.9)     22.7     (73.4)
Net amortization and deferral           55.8     (99.7)      7.4
----------------------------------------------------------------
    Net pension costs (credit)       $  (2.1)   $  5.2    $  1.9
================================================================

    During the first quarter of 1995, the Company realized a pension curtailment gain of $4.4 million due to the sale of Alexsis Inc. (see Note 2 of Notes to Financial Statements).

                                                                     thirty-nine
--------------------------------------------------------------------------------

    The following table sets forth the funded status and amounts recognized in the Company's Consolidated Balance Sheets:

As of December 31,                1995               1994
--------------------------------------------------------------------
                              U.S.     INT'L    U.S.       Int'l
--------------------------------------------------------------------
Vested benefit obligation  $ 289.5   $ 277.1  $ 199.1     $ 247.1
====================================================================
Accumulated benefit
    obligation             $ 299.6   $ 278.5  $ 223.3     $ 248.7
====================================================================
Projected benefit
    obligation             $(351.8)  $(298.9) $(271.6)    $(270.3)
Plan assets at fair
    market value             344.5     427.1    289.3       383.7
--------------------------------------------------------------------
Excess (shortfall) of plan
    assets over projected
    benefit obligation        (7.3)    128.2     17.7       113.4
Unrecognized net
    loss (gain)               18.2     (33.5)    (5.5)      (26.8)
Unrecognized prior
    service cost               0.1      (6.2)    (1.3)       (6.6)
Unrecognized net assets
    being amortized over
    the plans' average
    remaining service lives  (11.6)    (26.9)   (14.0)      (29.4)
--------------------------------------------------------------------
Prepaid (accrued)
    pension cost           $  (0.6)  $  61.6  $  (3.1)    $  50.6
====================================================================
Assumptions used were
  as follows:
Assumed discount rate          7.0%  6.0-9.0%     8.5%    6.5-9.5%
Assumed rate of
  compensation increase        4.5%  3.5-5.0%     5.0%    3.5-5.0%
Expected rate of return
  on plan assets              9.75% 7.0-10.75%   9.75%   7.0-10.25%
====================================================================

    At December 31, 1995 and 1994, approximately 75 percent and 76 percent, respectively, of all plan assets are invested in equity securities and 25 percent and 24 percent, respectively, in cash equivalents and/or fixed-income securities.

THRIFT PLANS

The Company maintains thrift plans for most U.S. and Canadian employees. Under the thrift plans, eligible employees may contribute amounts through payroll deduction, supplemented by Company contributions, for investments in various funds established by the plans. The cost of these plans was $9.1 million in 1995, $11.9 million in 1994 and $11.3 million in 1993.

POSTRETIREMENT BENEFITS

The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993 for its U.S. plans and effective January 1, 1995 for its international plans. This statement requires the Company to accrue the estimated cost of future retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care and life insurance, as premiums or claims were paid. The statement allowed recognition of the cumulative effect of the liability in the year of the adoption or the amortization of the obligation over a period of up to twenty years. The Company elected to recognize the initial postretirement benefit obligation of $14 million and $5.9 million for its U.S. plans and international plans, respectively, over a period of twenty years.

    Total postretirement benefit costs are summarized as follows:

For the years ended December 31,               1995                1994
-----------------------------------------------------------------------
                                          U.S.      INT'L           U.S.
-----------------------------------------------------------------------
Service cost                            $0.5         $0.3         $ 0.8
Interest cost                            1.5          0.6           1.5
Actual return on plan assets            (0.6)          --           0.2
Net amortization and deferral            1.0          0.3           0.6
-----------------------------------------------------------------------
Net postretirement costs                $2.4         $1.2         $ 3.1
=======================================================================

    The following table sets forth the funded status and amounts recognized in the Company's consolidated financial statements:

As of December 31,                             1995                1994
-----------------------------------------------------------------------
                                         U.S.        INT'L         U.S.
-----------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees                             $(14.0)      $(2.9)       ($11.0)
  Fully eligible active participants     (1.9)       (1.0)         (3.1)
  Other active participants              (5.3)       (2.8)         (5.4)
------------------------------------------------------------------------
                                        (21.2)       (6.7)        (19.5)
Plan assets at fair market value          5.8          --           5.4
-----------------------------------------------------------------------
Accumulated benefit obligation
  in excess of plan assets              (15.4)       (6.7)        (14.1)
Unrecognized net obligation               8.7         5.7          11.7
Unrecognized net loss                     2.8         0.2           1.9
-----------------------------------------------------------------------
Accrued postretirement benefit
  liability                            $ (3.9)      $(0.8)        $(0.5)
========================================================================
Assumptions used were as follows:
Assumed discount rate                     7.0%   8.5-9.0%           8.5%
Assumed rate of compensation increase     4.5%   4.0-5.0%           4.5%
Expected rate of return on plan assets   5.75%        --%           5.75%
Assumed medical trend rate-
  1996 and after                      9to5.5% 11.5TO7.5%        10to5.5%
The amount of a 1% increase in
  assumed trend rate on:
Aggregate of service and interest
cost                                   $  0.2      $ 0.2          $  0.2
Accumulated postretirement
  benefit obligation                      1.2        0.9             1.2
========================================================================

    During the first quarter of 1995, the Company incurred a postretirement curtailment loss of $2.8 million due to the sale of Alexsis Inc.

forty
--------------------------------------------------------------------------------



POSTEMPLOYMENT BENEFITS

Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers Accounting for Postemployment Benefits." This statement requires that certain benefits provided to former or inactive employees after employment but prior to retirement, including disability benefits and health care continuation coverage, be accrued based upon the employees' services already rendered. The cumulative effect of this accounting change was an after tax charge of $2.6 million or $0.06 per share in the first quarter of 1994.

DEFERRED COMPENSATION PLAN

The Company has a deferred compensation plan which permitted certain of its key officers and employees to defer a portion of their incentive compensation during 1986 to 1989. The Company has purchased whole life insurance policies on each participant's life to assist in the funding of the deferred compensation liability. At December 31, 1995, the cash surrender value of these policies was $0.6 million, which is net of $44.9 million of policy loans. The Company's obligation under the plan, including accumulated interest, was $16 million and $16.2 million at December 31, 1995 and 1994, respectively, and is included in Other Long-Term Liabilities in the Consolidated Balance Sheets.

8. DEBT
-----------------------------------------------------------

Consolidated short-term debt outstanding is as follows:

As of December 31,                        1995         1994
-----------------------------------------------------------
Lines of credit                           $0.1         $0.7
Notes payable (A)                         19.0          0.3
-----------------------------------------------------------
                                         $19.1         $1.0
===========================================================

    The weighted average interest rate on short-term borrowings was 6.5 percent and 7.0 percent at December 31, 1995 and 1994, respectively.

    Consolidated long-term debt outstanding is as follows:

As of December 31,                        1995         1994
-----------------------------------------------------------
11% Convertible subordinated
  debentures (B)                         $  --        $60.2
Notes payable (C)                         77.5         50.0
Obligations under capital leases (D)      24.2         22.1
Term loans (E)                              --         10.0
Credit agreement (F)                      30.0           --
Other                                      3.8          7.5
-----------------------------------------------------------
                                         135.5        149.8
Less current portion                      (9.3)        17.1
-----------------------------------------------------------
                                      $  126.2       $132.7
===========================================================

    The principal payments required during the next five years are $9.3 million in 1996, $18 million in 1997, $47.8 million in 1998, $17.4 million in 1999, and
$15.9 million in 2000.

A. CURRENT NOTES PAYABLE

In connection with the JIB acquisition on October 12, 1995, the Company issued two 6.375% promissory notes totaling $21.2 million with payments of $10.6 million due on April 9 and October 12, 1996, respectively. During the fourth quarter of 1995, the October promissory note was revalued to $8.1 million in accordance with the revenue retention criteria for the former JIB offices stipulated in the purchase agreement. (See Note 2 of Notes to Financial Statements.)

B. 11% CONVERTIBLE SUBORDINATED DEBENTURES

On October 13, 1995, the Company redeemed all $60.2 million of its outstanding 11% Convertible Subordinated Debentures due 2007 together with accrued interest and a $0.9 million redemption premium. This redemption was primarily funded by the Company through the borrowing of $60 million under its revolving long-term credit facility. (See Item F.)

C. NOTES PAYABLE

As a result of the Mutual Fire settlement as described in Note 14 of Notes to Financial Statements, the Company issued a $35 million zero coupon note in March 1995. Using a discount rate of 9.3%, the present value of the note was recorded as a $25.9 million long-term debt obligation. The note is payable in six annual installments, commencing April 1, 1996. The carrying value of the outstanding principal balance, including imputed interest, of the note payable at December 31, 1995 was $27.5 million.

    In January 1995, the Company negotiated the settlement of certain obligations relating to the 1987 sale of Shand. Under the terms of the settlement, the Company paid $14 million in cash, issued a five year interest bearing note in the principal amount of $14 million, which was pre-paid in June 1995, and paid a net contingent obligation of $4.5 million.

    In July 1994, the Company borrowed $50 million from the reinsurance company that executed a finite risk contract relating to the Company's discontinued operations. The note is payable in five equal annual installments, commencing July 1, 1997, and bears interest at a rate of 9.45 percent. If the forty-one
--------------------------------------------------------------------------------



Company defaults on the borrowing, the reinsurance company may utilize the note to settle reinsurance claims under the finite risk contract.

D. OBLIGATIONS UNDER CAPITAL LEASES

The Company's obligations under capital leases consists primarily of lease agreements for office facilities. Future minimum lease payment obligations are approximately $2.7 million for each of the next five years and an aggregate of $24.2 million thereafter.

E. TERM LOANS

In March 1995, a U.S. subsidiary prepaid an unsecured $10 million term loan with a bank which was due August 1995.

F. CREDIT AGREEMENT

On March 27, 1995, the Company's then existing credit agreement was replaced by a new $200 million three-year facility with various banks which expires in March 1998. The agreement provides for unsecured borrowings and for the issuance of up to $100 million of letters of credit, and contains various covenants, including minimum consolidated tangible net worth, maximum leverage and minimum cash flow requirements. The Company currently believes that the covenant regarding minimum cash flow coverage is the most restrictive. The covenant requires that the Company's ratio of profits before taxes, interest expense and depreciation and amortization to interest expense and cash dividends exceed 4.25 at all times. The Company's ratio was 6.85 at December 31, 1995. In addition, the occurrence of a "Special Event" under the terms of the Series B convertible preferred stock purchase agreement, which, if not waived, would constitute an event of default under the new agreement. (See Note 10 of Notes to Financial Statements.) Interest rates charged on amounts drawn on this credit agreement are dependent upon the Company's credit ratings, the duration of the borrowings and the Company's choice of one of a number of published rates, including the prime lending rate, certificate of deposit rates, the federal funds rate and LIBOR.

    During the second quarter of 1995, the Company arranged a $10 million letter of credit under the agreement. On October 13, 1995, the Company borrowed $60 million under the agreement to fund the redemption of its outstanding 11% Convertible Subordinated Debentures due 2007. In December 1995, the Company repaid $30 million of its long-term revolving credit agreement borrowings. The interest rate on the remaining $30 million is 6.3125 percent as of December 31, 1995. The Company borrowed $10 million under this agreement in January 1996 and an additional $20 million in February 1996.

    Supplementing the credit agreement, the Company has unsecured lines of credit available for general corporate purposes totaling $87.9 million of which $87.8 million were unused as of December 31, 1995. These lines consist of uncommitted facilities principally in the U.K. and Canada. If drawn, the lines bear interest at market rates and carry annual fees of not greater than 1/2 percent of the line.

9. STOCK OPTION AND INCENTIVE PLANS
---------------------------------------------------------------------------

Long-Term Incentive Awards

The Company's 1995 Long-Term Incentive Plan (1995 LTIP) was approved by stockholders at the 1995 annual meeting of stockholders and became effective on May 18, 1995. The 1995 LTIP includes grants in the form of non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock awards, bonus equity awards, performance share/unit awards and other stock based awards.

    As of the effective date of the 1995 LTIP, the Company had awards outstanding under the 1988 Long-Term Incentive Compensation Plan (1988 Plan) and under the 1982 Employee Stock Option Plan (1982 Plan). Awards outstanding under the 1988 Plan include stock options, stock appreciation rights and restricted stock. Only stock option awards are outstanding under the 1982
Plan. At December 31, 1995, 4,226,067 shares of common stock were available for issuance. This amount includes 538,761 shares available under the 1988 Plan.

    Stock options may be granted at a price not less than the fair market value of the Common Stock on the date the option is granted and, with respect to incentive stock options, must be exercised not later than 10 years from date of grant and, with respect to non-qualified options, must be exercised not later than 10 years and one day from date of grant. The 1995 LTIP also provides for replacement options for a limited number of key executives. In December 1995, the Company exchanged 1,358,300 stock options ranging in a per-share exercise price of $24.50 to $23.13 for stock options having an exercise price of $19.63.

    The Company will adopt SFAS No. 123, "Accounting for Stock Based Compensation," in December 1996. The Company has elected to continue to measure compensation costs using APB Opinion No. 25 and accordingly will provide the disclosures required by SFAS No 123.

forty-two
--------------------------------------------------------------------------------


Stock option transactions were as follows:

                                Number         Option Price
                                    of            Per Share
                                Shares                Range
-----------------------------------------------------------
Outstanding,
  January 1, 1993            2,925,055        $17.75-$38.63
    Granted                    488,500         26.00-27.63
    Exercised                  (93,948)        17.75-25.38
    Canceled                  (188,307)
------------------------------------------------------------
Outstanding,
  December 31, 1993          3,131,300        $17.75-$38.63
    Granted                  2,361,500         14.19- 20.63
    Exercised                   (5,375)               17.75
    Canceled                  (503,320)
------------------------------------------------------------
Outstanding,
  December 31, 1994          4,984,105        $14.19-$38.63
    Granted                  3,006,100         19.63- 25.63
    Exercised                   (7,685)        17.75- 23.13
    Canceled                (1,841,136)
------------------------------------------------------------
Outstanding,
  December 31, 1995          6,141,384        $14.19-$38.63
============================================================

    The number of options exercisable at December
31 were as follows:

------------------------------------------------------------
1995                         2,592,525
1994                         2,197,405
1993                         2,231,301
============================================================

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

    Restricted stock awards may be granted which limit the sale or transfer of the shares until the expiration of a specified time period. With certain specified exceptions, such awards are subject to forfeiture if the participant does not remain in the employ of the Company until the end of the restricted time period. A maximum of 940,000 shares may be issued under the 1995 LTIP. There were 202,798 shares, 308,500 shares, and 60,000 shares of restricted stock, excluding BEP Awards (described below), issued in 1995, 1994 and 1993, respectively. In addition to awards made under the 1988 Plan in 1994, 271,307 shares of restricted stock were awarded to an executive officer to offset the loss of certain benefits from the executive's prior employer when the executive joined the Company.

    Bonus equity program awards (BEP Awards) may be granted based on a percentage of the cash incentive compensation otherwise payable to a participant under any compensation program of the Company. The size of the BEP Award is determined by formula. The number of shares of Common Stock is determined by dividing the dollar amount designated for the award by the fair market value (based on a five-day average of the Common Stock closing price) discounted by up to 25 percent. Shares subject to the BEP Award are restricted as to transfer (generally for a period of up to three years) and are subject to forfeiture should the participant terminate employment for reasons other than death, disability or retirement during the restricted period. No BEP Awards were granted in 1995, 1994 and 1993.

    Performance share/unit awards may be granted based upon specified performance criteria. Upon achievement of the performance share/unit criteria, the participant will receive cash, Common Stock or a combination thereof equal to the award. There were no performance share/unit awards made in 1995 or 1993 and 23,000 awards were made in 1994.

PERFORMANCE BONUS PLAN FOR EXECUTIVE OFFICERS.

The Company's Performance Bonus Plan for Executive Officers (Performance Bonus
Plan) was approved by stockholders at the 1995 annual meeting of stockholders and became effective as of January 1, 1995.

    The Performance Bonus Plan establishes certain performance criteria for determining the maximum amount of bonus compensation, including BEP Awards, for those executive officers who, on the last day of the Company's taxable year, consist of the chief executive officer and the four most highly compensated executive officers and whose compensation is deductible in the U.S. (Covered Employees). The Performance Bonus Plan is designed to comply with Section 162(m) of the Internal Revenue Code of 1986, which is effective for the tax year commencing 1995, and which limits the tax deductibility by the Company of annual compensation paid to Covered Employees in excess of $1 million, except to the extent such compensation is paid pursuant to the performance criteria established by the Performance Bonus Plan. For 1995, the compensation paid to the one Covered Employee eligible under the Performance Bonus Plan, should be fully deductible to the Company.

EMPLOYEE DISCOUNT STOCK PURCHASE PLAN

The Company's 1995 Employee Discount Stock Purchase Plan (Employee Purchase
Plan) was approved by stockholders at the 1995 annual meeting of stockholders and became effective as of forty-three
--------------------------------------------------------------------------------



July 1, 1995. Eligible U.S. employees may purchase up to an aggregate of 750,000 shares of the Company's Common Stock, at a price equal to the lower of the closing price of the Common Stock reported on the New York Stock Exchange at the beginning or end of the offering period, discounted by up to 15 percent.

    Shares purchased are limited to the number of shares that can be purchased by the aggregate amount deducted from the participant's salary during a 6-month purchase period. Shares of Common Stock purchased under the Employee Purchase Plan must remain in an employee's account for one year after the purchase date.

    As of December 31, 1995, 81,994 shares of Common Stock were issued under the 1995 Employee Purchase Plan, at a weighted average price of $16.15 per share. At December 31, 1995, there were 668,006 shares available for issuance under the Employee Purchase Plan.

    In January 1996, the Company commenced offering to eligible employees outside the U.S., the opportunity to participate in an international employee discount stock purchase plan (Plan). At the end of the 5-year offering period, participants can elect to purchase from the contributions saved, shares of the Company's Common Stock at a 15 percent discount of the closing price of the Common Stock reported on the New York Stock Exchange on the first date of the 5-year offering period. Non-U.S. employees who are "executive officers" of the Company, as that term is defined pursuant to Section 16 of the Securities Exchange Act of 1934, participate in a subplan of the Employee Purchase Plan on terms similar to the Plan.

NON-EMPLOYEE DIRECTOR DEFERRED
STOCK OWNERSHIP PLAN

The Company's Non-Employee Director Deferred Stock Ownership Plan ("NEDD Plan") was approved by stockholders at the 1995 annual meeting of stockholders and became effective as of January 1, 1995.

    Under the NEDD Plan each non-employee director of the Company is entitled to a single annual fee or retainer (Annual Fee) for all services as a director during the period from one annual meeting of stockholders to the next. The Annual Fee is currently set at $40,000 per year. Under the NEDD Plan, in lieu of payment of the Annual Fee, the Company will generally contribute shares of Common Stock to a grantor trust established by the Company (Company Trust) equal to that portion of the Annual Fee then payable. Under the NEDD Plan, shares of Common Stock delivered to the grantor trust may not be sold for a period of one year from the date of grant or earlier in the event of a change of control.

    Approximately 160,000 shares of Common Stock are authorized for issuance under the NEDD Plan which will expire on December 31, 2005. As of December 31, 1995, 50,103 shares were delivered to the Company's trust under the NEDD Plan. Of that number 24,285 shares were delivered in connection with the termination of the Non-Employee Director Retirement Plan.During 1994, 140,000 shares of Common Stock were also delivered to the Company Trust to fund a special compensation award to a non-employee director.

10. COMMON AND PREFERRED STOCK
---------------------------------------------------------------------------

AUTHORIZED CAPITAL STOCK

The Company has authorized capital stock of 292 million shares of five classes of stock consisting of 200 million shares of Common Stock, par value $1.00 (Common Stock); 26 million shares of Class A Common Stock, par value $.00001 (Class A Stock); 11 million shares of Class C Common Stock, $1.00 par value (Class C Stock); 40 million shares of Class D Common Stock, $1.00 par value (Class D Stock) and 15 million shares of Preferred Stock, $1.00 par value (Preferred Stock).

    Of the 15 million shares of Preferred Stock authorized, the Board of Directors in March 1993 designated 2.3 million shares as $3.625 Series A Convertible Preferred Stock, $1.00 par value (Series A Convertible Preferred Stock), and in July 1994 designated (i) 6.2 million shares as 8% Series B Cumulative Convertible Preferred Stock, $1.00 par value (Series B Convertible Preferred Stock) and (ii) 1 million shares as Series A Junior Participating Preferred Stock, $1.00 par value (Junior Participating Preferred Stock).

    At December 31, 1995, the Company had 10.4 million shares of Common Stock reserved for issuance under its employee stock incentive plans; 2.3 million shares reserved for issuance upon the conversion or redemption of Class A Stock, the Class C Stock, the Class D Stock and the Series A Convertible Preferred Stock; and 13.2 million shares of Class D Stock reserved for issuance in connection with the conversion of the Series B Convertible Preferred Stock.

COMMON STOCK CLASSES
Each holder of the Common Stock, Class A Stock and Class C Stock is entitled to one vote for each share held on all matters voted upon by the stockholders of the Company, including the election of directors. In certain instances, however, holders of the Class A and Class C Stock vote as a group. Holders of the Class D Stock are not entitled to forty-four
--------------------------------------------------------------------------------



vote, except that the Company's Charter cannot be amended so as to adversely affect the holders of the Class D Stock without the approval of the holders of two-thirds of such shares then outstanding. The Common Stock, Class A Stock, Class C Stock and Class D Stock do not have pre-emptive or conversion rights or cumulative voting rights for the election of directors and there are no redemption or sinking fund provisions applicable thereto.

    Subject to the provisions of Maryland law, dividends on the Common Stock and the Class D Stock (when and if issued) may be declared and paid by the Board of Directors. Neither the Class A Stock nor the Class C Stock have dividend rights; however, associated with each share of Class A Stock is a dividend paying share (RSC Class 1 Share) issued by Reed Stenhouse Companies Limited, a Canadian subsidiary of the Company, and associated with each share of Class C Stock is a dividend paying share (UK Dividend Share) issued by Alexander & Alexander Services UK plc, a U.K. subsidiary of the Company. No dividends may be declared or paid on the Common Stock, unless an equivalent amount per share is declared and paid on the RSC Class 1 Shares and the UK Dividend Shares. Accordingly, the Company's ability to pay dividends is limited by the amounts available to the Canadian and U.K. subsidiaries for such purposes. At December 31, 1995, these amounts approximate Canadian $96.5 million or $70.9 million, assuming certain solvency tests are met under Canadian law, and 127 million U.K. pounds sterling or $196.6 million. In the event sufficient earnings are not available in the Canadian or U.K. subsidiary to pay dividends the Company's legal structure allows it to make earnings or capital available in those subsidiaries to pay dividends.

    Holders of the Common Stock, Class C Stock and Class D Stock are entitled to receive, upon liquidation of the Company, all remaining assets available for distribution to stockholders after satisfaction of the Company's liabilities and the preferential rights of any Preferred Stock which may then be outstanding. Holders of the Class A Stock are not entitled to receive any dividends or liquidating or other distributions with respect to such shares from the Company, but are entitled to receive in respect of their associated RSC Class 1 Shares an amount in Canadian dollars equivalent to the U.S. dollar amount to be paid on the Common Stock.

    The Class C Stock shares are convertible at any time into, and shares of RSC Class 1 Shares are exchangeable at any time (and the Class A Stock is concurrently redeemable), for fully paid, non-assessable shares of Common Stock on the basis of one share of Common Stock for each share of Class C Stock or RSC Class 1 Share (subject to adjustment). In addition, upon the happening of certain events, the Company can require such conversion. Shares of the Series B Convertible Preferred Stock are convertible into Class D Stock, at a conversion price of $17 per share (subject to adjustment). The Class D Stock may be exchanged for Common Stock at anytime on a share-for-share basis, provided, however, that no person is entitled to acquire Common Stock upon such exchange if after giving effect thereto such person has more than 9.9 percent of the combined voting power of the common stock voting shares then outstanding, absent certain events. The Common Stock, Class A Stock, Class C Stock and Class D Stock have customary anti-dilution provisions.

PREFERRED STOCK SERIES AND RELATED RIGHTS

The Company has one class of Preferred Stock which can be issued in one or more series with full or limited voting rights, with the rights of each series to be determined by the Board of Directors before each issuance.

SERIES A CONVERTIBLE PREFERRED STOCK.

Holders of the Series A Convertible Preferred Stock are entitled to receive cumulative cash dividends at an annual rate of $3.625 per share, payable quarterly in arrears. The shares are convertible into Common Stock at a conversion price of $31.875 per share (subject to adjustments). The Series A Convertible Preferred Stock may be redeemed by the Company on or after March 22, 1997, at $52.18 per share until March 14, 1998, and declining ratably annually to $50 per share on or after March 15, 2003, plus accrued and unpaid dividends. The Series A Convertible Preferred Stock is non-voting, except as provided by law, and except that, among other things, holders will be entitled to vote as a separate class with other series of outstanding Preferred Stock to elect a maximum of two directors if the equivalent of six or more quarterly dividends of the Series A Convertible Stock is in arrears. With respect to dividend rights and rights of liquidation, dissolution and winding up, the Series A Convertible Preferred Stock ranks senior to all classes of common capital stock and to the Junior Participating Preferred Stock (when and if issued) and pari passu to the Series B Convertible Preferred Stock. The liquidation preference for the Series A Convertible Preferred Stock is $50 per share.

SERIES B CONVERTIBLE PREFERRED STOCK.

Holders of the Series B Convertible Preferred Stock are entitled to receive dividends at a rate of 8% per annum payable quarterly in arrears. Until December 15, 1996, dividends on the Series B Convertible Preferred Stock are payable in kind and thereafter, at the discretion of the Company's Board of Directors, in cash or in kind until December 15, 1999, forty-five
--------------------------------------------------------------------------------



provided that if the Company at any time pays dividends in cash on or after December 15, 1996, the Company may not thereafter declare or pay dividends in kind. The Series B Convertible Preferred Stock has the same dividend rights, voting rights and rights of liquidation, dissolution and winding up as the Series A Convertible Preferred Stock. In addition, however, following the occurrence of a Specified Corporate Action (as defined in the Company's Charter) holders of the Series B Convertible Preferred Stock also have the right to vote as a class with the holders of the Common Stock and the Class D Stock on all matters as to which the holders of Common Stock are entitled to vote. A Specified Corporate Action is defined generally as an action by the Company that would permit a change in control and certain related events. For the purposes of such vote, the holders of the Series B Convertible Preferred Stock will be deemed holders of that number of shares of Class D Stock into which such shares would then be convertible.

    The Series B Convertible Preferred Stock may be redeemed in whole or in part by the Company after December 15, 1999, so long as after that date the Common Stock has traded 30 consecutive trading days on the New York Stock Exchange at a price in excess of 150 percent of the then effective conversion price. The redemption price is $54 per share until December 14, 2000, declining ratably annually to $50 per share on or after December 14, 2006, plus accrued and unpaid dividends. All redemptions are to be made pro-rata.

    Holders of Series B Convertible Preferred Stock have the right to require the Company to purchase all or any part of the Series B Convertible Preferred Stock then held by such holders upon the occurrence of a Special Event. A Special Event consists of actions solely within the control of the Company and includes the declaration or payments of dividends aggregating in excess of cumulatively 25 percent of earnings in 1996, and cumulatively 50 percent of earnings thereafter; the disposition by the Company of assets representing 35 percent or more of the Company's book value or gross revenues; certain mergers or consolidations of the Company or any of its principal subsidiaries with or into any other firm or entity involving 20 percent or more of the total market value of the Company's equity securities; and repurchases and redemptions of the Company's securities (other than the Company's Series B Convertible Preferred Stock) in excess of net proceeds to the Company from the sale of stock (less amounts expended for repurchases and redemptions of the Company's preferred shares). Other Special Events include the acquisition by a third party, with the consent or approval of the Company, of beneficial ownership of securities representing 35 percent or more of the Company's total outstanding voting power. The repurchase price in the event of a Special Event is $72.06 per share, plus in each case accrued and unpaid dividends.

JUNIOR PARTICIPATING PREFERRED STOCK
AND RELATED RIGHTS.

The Company has a Shareholder Rights Plan (the "Rights Plan") designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all stockholders.

    Under the terms of the Rights Plan, adopted in July 1987 and as amended, one preferred share purchase right (a "Right") accompanies each share of outstanding Common Stock, Class A Stock, Class C Stock and Class D Stock. Each Right entitles the holder thereof to purchase one one-hundredth of a share of Junior Participating Preferred Stock.

    The Rights become exercisable only following the public announcement by the Company that a person or group (i) has acquired beneficial ownership of 20 percent or more of the Company's voting shares or (ii) has commenced a tender or exchange offer that if consummated would result in the ownership of 20 percent or more of such voting shares. Under such circumstances, if the Rights become exercisable, each holder will be entitled to purchase at the then-current exercise price, that number of Junior Participating Preferred Stock equal to twice the exercise price of the Right. If the Company is subsequently acquired, each right will entitle the holder to purchase at the then-current exercise price, stock of the surviving company having a market value of twice the exercise price of one Right. In addition, if a person or group acquires more than 20 percent, but less than 50 percent, of the Company's common voting shares, the Board of Directors may exchange each Right for one one-hundredth of a share of Junior Participating Preferred Stock. Rights beneficially owned by a holder of 20 percent or more of the voting shares become void once such holder passes the 20 percent threshold. The Rights, which expire on July 6, 1997, are redeemable by the Board of Directors prior to becoming exercisable at a redemption price of $.01 per Right.

    In June 1994, the Board of Directors amended the Rights Plan so that the initial acquisition of the Series B Convertible Preferred Shares, the acquisition of the Class D Stock upon conversion of the Series B Convertible Preferred Stock, the acquisition of Common Stock upon exchange of the Class D Stock, or permitted acquisitions by the purchaser, its affiliates or any transferee thereof of the Company's securities will not cause the Rights forty-six
--------------------------------------------------------------------------------



to become exercisable. In addition, on November 16, 1995, the Rights Plan was amended to provide for modifications of the definitions of Acquiring Person and Distribution Date to raise from 15 percent to 20 percent the percentage of stock ownership needed to cause a person to become an Acquiring Person or to cause a Distribution Date to occur (as such capitalized terms are defined in the Rights Agreement).

    Each share of Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Junior Participating Preferred Stock will have 100 votes, voting together with the Company's common voting shares. In the event of any merger, consolidation or other transaction in which voting shares are exchanged, each share of Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The Junior Participating Preferred Stock shares have customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Junior Participating Preferred Stock, the value of the one one-hundredth interest in a share of Junior Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Shares of Junior Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable.

DIVIDENDS AND DISTRIBUTIONS

Under Maryland General Corporation Law, the Board of Directors of the Company may not declare or pay dividends to holders of any class of the Company's capital stock if, after giving effect to such distribution, (1) the Company would be unable to pay its debts as they become due in the usual course; or (2) the Company's total assets would be less than the sum of its liabilities plus the dissolution preference of the holders of any class or series of preferred stock issued and outstanding. In determining whether a distribution by the Company (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares or otherwise, is permitted pursuant to the balance sheet solvency test under the Maryland General Corporation Law, the aggregate liquidation preference of the Series B Convertible Preferred Shares will not be counted as a liability. The Series B Convertible Preferred Shares have a liquidation preference of $50 per share.

11. INVESTMENTS
--------------------------------------------------------------------------------

Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the Statement, the Company has classified all debt and equity securities as available for sale. The net unrealized holding gains totaled $5.6 million and $1.5 million, net of deferred income taxes of $2 million and $0.2 million, and are reported as a separate component of Stockholders' Equity for December 31, 1995 and 1994, respectively. Net unrealized holding gains increased $4.1 million and decreased $2 million during 1995 and 1994, respectively.

    At December 31, 1995 and 1994, the amortized cost and estimated fair value of the Company's debt and equity securities and related financial instruments used to hedge such investments are summarized below:

As of December 31, 1995
---------------------------------------------------------------------------
                                          Gross        Gross      Estimated
                        Amortized    Unrealized   Unrealized           Fair
                             Cost         Gains       Losses          Value
---------------------------------------------------------------------------

U.S. Government agencies/
  state issuances            $2.7       $  ---        $ ---        $  2.7
Other interest-bearing
  securities                138.1          ---          ---         138.1
Mortgage-backed securities    ---          ---          ---           ---
Equity securities             3.1          6.5          ---           9.6
Financial instruments
  used as hedges              ---          1.3         (0.2)          1.1
---------------------------------------------------------------------------
    Total                  $143.9         $7.8        $(0.2)       $151.5
===========================================================================

As of December 31, 1994

---------------------------------------------------------------------------
                                          Gross        Gross      Estimated
                        Amortized    Unrealized   Unrealized           Fair
                             Cost         Gains       Losses          Value
---------------------------------------------------------------------------
U.S. Government agencies/
  state issuances          $ 63.5         $ ---        $(0.1          $ 63.4
Other interest-bearing
  securities                146.7           ---          ---           146.7
Mortgage-backed securities   83.8           ---          ---            83.8
Equity securities             1.9          4.6           ---             6.5
Financial instruments
  used as hedges              ---          0.3          (3.1)           (2.8)
----------------------------------------------------------------------------
    Total                  $295.9         $ 4.9       $(3.2)         $297.6
===========================================================================

    The above debt and equity securities and financial instruments used as hedges are classified forty-seven
--------------------------------------------------------------------------------



in the Consolidated Balance Sheet at December 31, as follows:

As of December 31,                                               1995      1994
-------------------------------------------------------------------------------
Cash and cash equivalents:
  Operating                                                   $  34.1    $ 63.9
  Fiduciary                                                      73.1      51.8
Short-term investments:
  Operating                                                       0.3       1.8
  Fiduciary                                                      18.8     117.9
Long-term operating investments                                  25.2      62.2
-------------------------------------------------------------------------------
    Total                                                     $ 151.5    $297.6
===============================================================================

    At December 31, 1995 and 1994, the amortized cost and estimated fair value of debt securities by contractual maturity are summarized below:

As of December 31,                  1995                            1994
--------------------------------------------------------------------------------
                                      Estimated                       Estimated
                            Amortized      Fair            Amortized       Fair
                                 Cost     Value                 Cost      Value
-------------------------------------------------------------------------------
Due in one year or less        $120.8    $120.8              $ 152.7      $152.6
Due after one year
  through five years              4.8       4.8                 46.7        46.7
Due after five years
  through ten years              10.2      10.2                  0.7         0.7
Due after ten years               5.0       5.0                 10.1        10.1
--------------------------------------------------------------------------------
                                140.8     140.8                210.2       210.1
Mortgage-backed securities        0.0       0.0                 83.8        83.8
--------------------------------------------------------------------------------
  Total debt securities        $140.8    $140.8              $ 294.0      $293.9
================================================================================

    Certain of the above investments with maturities greater than one year are classified as short-term and included in current assets as they represent fiduciary investments that will be utilized during the normal operating cycle of the business to pay premiums payable to insurance companies that are included in current liabilities.

12. FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The Company enters into foreign exchange forward contracts and foreign exchange option agreements primarily to provide risk management against existing firm commitments as well as anticipated future exposures that will arise at its London-based specialist insurance and reinsurance broking operations. The exposures arise because a significant portion of the revenues of these operations are denominated in U.S. dollars, while their expenses are primarily denominated in U.K. pounds sterling.

    The Company generally sells forward U.S. dollars and purchases U.K. pounds sterling for periods of up to two years in the future. Such contracts provide risk management against future anticipated transactions which are not firm commitments. In addition, the Company enters into foreign exchange contracts to manage market risk associated with foreign exchange volatility on intercompany loans and expected intercompany dividends. Finally, the Company enters into foreign exchange contracts to effectively offset existing contracts when anticipated exchange rate movements would benefit the Company.

    Gains and losses on foreign exchange contracts are marked to market at each balance sheet date and are included in other current assets or liabilities, with the resulting gain or loss recorded as a component of other operating expenses. The fair market value of all foreign exchange contracts at December 31, 1995, was a liability of $0.7 million.

    Foreign exchange options written by the Company are marked to market at each balance sheet date and the resulting gain or loss is recorded as a component of other operating expenses. Future cash requirements may exist if the option is exercised by the holder. At December 31, 1995, the Company had $20 million notional principal of written foreign exchange options outstanding. Based on foreign exchange rates at December 31, 1995, the Company recognized a current liability of $0.6 million, consisting of unamortized premiums, representing the estimated cost to settle these options at that date.

    At December 31, 1994, the Company's foreign exchange options could have been exercised at a nominal cost to the Company.

    At December 31, 1995, the Company had $69.9 million notional principal of forward exchange contracts outstanding, primarily to exchange U.S. dollars into U.K. pounds sterling, and $16.3 million notional principal outstanding, primarily to exchange U.K. pounds sterling into U.S. dollars.

    The Company has entered into interest rate swaps and forward rate agreements, which are accounted for as hedges, as a means to limit the earnings volatility associated with changes in short-term interest rates on its existing and anticipated fiduciary investments. These instruments are contractual agreements between the Company and financial institutions which exchange fixed and floating interest rate payments periodically over the life of the agreements without exchanges of the underlying principal amounts. The notional principal amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to credit loss. The Company records the difference between the fixed and floating rates of such agreements as a component of its fiduciary investment income. Interest rate swaps and forward rate agreements which relate to debt securities are marked to market in accordance with SFAS No. 115. At December 31, 1995, an unrealized gain of $1.1 million on interest rate forty-eight
--------------------------------------------------------------------------------



swaps and forward rate agreements which hedge existing fiduciary investments was reflected in fiduciary cash and equivalents in the Consolidated Balance Sheet.

    At December 31, 1995 and 1994, the Company has the following interest rate swaps and forward rate agreements in effect, by year of final maturity:

As of December 31, 1995
-----------------------------------------------------------------
              Gross   Net Weighted         Gross     Net Weighted
          Receiving        Average        Paying          Average
Year          Fixed  Interest Rate         Fixed    Interest Rate
-----------------------------------------------------------------
1996         $390.3           7.38%       $471.7             6.27%
1997          203.2           6.68          40.0             5.90
1998          182.9           7.08           ---              ---
-----------------------------------------------------------------
Total        $776.4           7.13%       $511.7             6.24%
==================================================================


As of December 31, 1994
-----------------------------------------------------------------
              Gross   Net Weighted         Gross     Net Weighted
          Receiving        Average        Paying          Average
Year          Fixed  Interest Rate        Fixed     Interest Rate
-----------------------------------------------------------------
1995         $457.0          6.84%        $257.0             6.83%
1996          291.9          7.30           31.2             8.85
1997           97.8          6.65            ---              ---
-----------------------------------------------------------------
Total        $846.7          6.98%        $288.2             7.05%
==================================================================

    The Company generally enters into interest rate swap agreements with a final maturity of three years or less. The floating rate on these agreements is generally based upon the six-month LIBOR rate on the relevant reset dates. Forward rate agreements generally have a final maturity date that is less than two years, and use six-month LIBOR as the floating rate index.

    In addition, as part of its interest rate management program, the Company utilizes various types of interest rate options, including caps, collars, floors and interest rate guarantees. The Company generally writes covered interest rate options under which the Company receives a fixed interest rate.

    The options are marked to market at each balance sheet date, based on the Company's estimated cost to settle the options. The estimated cost to settle the options, less any premium deferred by the Company, is recognized as a reduction to fiduciary investment income in the period when such changes in market value occur. The Company recognized a current liability of $0.3 million and $1.3 million, representing the estimated cost to settle these options at December 31, 1995 and 1994, respectively.

    The estimated cost to settle these agreements was determined by obtaining quotes from banks and other financial institutions which make a market in these instruments.

    At December 31, 1995 and 1994, the Company had the following written interest rate option agreements outstanding, by year of final maturity:

As of December 31, 1995
---------------------------------------------------------------------------
              Gross    Net Weighted        Gross     Net Weighted
          Receiving         Average       Paying          Average
Year          Fixed   Interest Rate        Fixed    Interest Rate
---------------------------------------------------------------------------
1996         $43.2             5.41%      $10.0              4.60%
1997          15.5             8.50         ---               ---
1998          10.0             8.50         ---               ---
---------------------------------------------------------------------------
Total        $68.7             6.54%      $10.0              4.60%
===========================================================================


As of December 31, 1994
---------------------------------------------------------------------------
              Gross     Net Weighted        Gross     Net Weighted
          Receiving          Average       Paying          Average
Year          Fixed    Interest Rate        Fixed    Interest Rate
---------------------------------------------------------------------------
1995         $15.6              5.27%      $  ---              ---
1996          43.4              5.42         10.0             4.60%
---------------------------------------------------------------------------
Total        $59.0              5.38%      $ 10.0             4.60%
===========================================================================

    The above financial instruments are purchased from large international banks and financial institutions with strong credit ratings. Credit limits are established based on such credit ratings and are monitored on a regular basis. Management does not anticipate incurring any losses due to non-performance by these institutions. In addition, the Company monitors the market risk associated with these agreements by using probability analyses, external pricing systems and information from banks and brokers.

    The following methods and assumptions were used in estimating the fair value of each class of financial instrument. The fair values of short-term and long-term investments were estimated based upon quoted market prices for the same or similar instruments. The fair value of long-term debt, including the current portion, was estimated on the basis of market prices for similar issues at current interest rates for the applicable period. The fair value of interest rate swaps and forward rate agreements was estimated by discounting the future cash flows using rates currently available for agreements of similar terms and maturities. The fair value of foreign exchange forward contracts and foreign exchange option agreements was estimated based upon year-end exchange rates. The fair value of interest rate options was estimated based upon market quotes of the cost to settle these agreements. The carrying amounts of the Company's other financial instruments approximate fair value due to their short-term maturities.

                                                                      forty-nine
--------------------------------------------------------------------------------



    The following table presents the carrying amounts and the estimated fair value of the Company's financial instruments that are not marked to market.

As of December 31,               1995                    1994
------------------------------------------------------------------------
                          Carrying  Estimated    Carrying    Estimated
                          Amount    Fair Value   Amount      Fair Value
------------------------------------------------------------------------
Long-term debt,
  including
  current portion         $135.6        $135.8   $149.8          $146.4
Interest rate swaps
  and forward rate
    agreements                --           5.1       --            (5.4)
========================================================================


13. Commitments
========================================================================

Lease Commitments

The Company leases property and equipment under noncancelable operating lease agreements which expire at various dates.

    Future minimum annual rentals under noncancelable operating leases, excluding $18.6 million of future sublease rental income, which have been translated at December 31, 1995 closing foreign exchange rates, are as follows:

                                           Operating Leases
-----------------------------------------------------------
1996                                                  $83.3
1997                                                   67.7
1998                                                   55.3
1999                                                   46.3
2000                                                   41.4
Thereafter                                            192.2
-----------------------------------------------------------
   Total minimum lease payments                      $486.2
===========================================================

    Rent expense for office space, which includes property taxes and certain other costs, amounted to $83.9 million, $93.6 million and $92 million for the years ended December 31, 1995, 1994, and 1993, respectively.

Other Commitments

At December 31, 1995, the Company had $76.4 million of letters of credit outstanding which are required under certain agreements in the ordinary course of business.

14. Contingencies
---------------------------------------------------------------------------

The Company and its subsidiaries are subject to various claims and lawsuits from both private and governmental parties, which include claims and lawsuits in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance and in rendering consulting services. In some of these cases, the remedies that may be sought or damages claimed are substantial. Additionally, the Company and its subsidiaries are subject to the risk of losses resulting from the potential uncollectibility of insurance and reinsurance balances and claims advances made on behalf of clients and indemnifications connected with the sales of certain businesses.

    Certain claims asserted against the Company and certain of its subsidiaries alleging, among other things, that certain Alexander Howden subsidiaries accepted, on behalf of certain insurance companies, insurance or reinsurance at premium levels not commensurate with the level of underwriting risks assumed and retroceded or reinsured those risks with financially unsound reinsurance companies.

    A claim asserting these allegations is pending in a suit filed in New York. In an action brought in 1988 against the Company and certain subsidiaries (CERTAIN UNDERWRITERS AT LLOYD'S OF LONDON SUBSCRIBING TO INSURANCE AGREEMENTS ML8055801, ET AL. V. ALEXANDER & ALEXANDER SERVICES INC., ET AL., formerly captioned DENNIS EDWARD JENNINGS V. ALEXANDER & ALEXANDER EUROPE PLC, ET AL., 88 Civ. 7060 (RO) (S.D.N.Y.)), plaintiffs seek compensatory and punitive damages, as well as treble damages under RICO totaling $36 million. The defendants have counterclaimed against certain of the plaintiffs for contribution. Discovery in this case remains to be concluded and no trial date has been set. Management of the Company believes there are valid defenses to all the claims that have been made with respect to these activities and the Company is vigorously defending the pending action.

    Certain other claims were resolved during 1995: (1) In a New York action brought in 1985, claims were asserted against the Company and certain subsidiaries (PINE TOP INSURANCE COMPANY, LTD. V. ALEXANDER & ALEXANDER SERVICES INC., ET AL., 85 Civ. 9860 (RPP) (S.D.N.Y.)). The plaintiff sought compensatory and punitive, as well as treble damages under RICO totaling approximately $87 million, arising from alleged RICO violations, common law fraud, breach of contract and negligence. Two subsidiaries counterclaimed for breach of certain reinsurance contracts with the plaintiff. This action was settled as of January 12, 1995 and the action was voluntarily dismissed in February 1995. The settlement amount was $4.5 million. The Company's portion was $2.1 million which was previously reserved under its professional indemnity fifty
--------------------------------------------------------------------------------


program; and (2) In an Ohio action brought in 1985 (THE HIGHWAY EQUIPMENT COMPANY, ET AL. V. ALEXANDER HOWDEN LIMITED, ET AL. (Case No. 1-8501667, U.S. Bankruptcy Court, So. Dist. Ohio, Western Div.)), plaintiffs sought compensatory and punitive damages, as well as treble damages under RICO totaling $24 million. A directed verdict in the Company's favor was reaffirmed on August 15, 1995 by the U.S. Court of Appeals for the Sixth Circuit.

    These above actions are covered under the Company's professional indemnity program, except for possible damages under RICO. The Company currently believes the reasonably possible loss that might result from these actions, if any, would not be material to the Company's financial position or results of operations.

    In 1987, the Company sold Shand, its domestic underwriting management subsidiary. Prior to the sale, Shand and its subsidiaries had provided underwriting management services for and placed insurance and reinsurance with and on behalf of Mutual Fire. Mutual Fire was placed in rehabilitation by the Courts of the Commonwealth of Pennsylvania in December 1986. In February 1991, the rehabilitator commenced an action captioned FOSTER V. ALEXANDER & ALEXANDER SERVICES INC., 91 Civ. 1179 (E.D.Pa.). The complaint, which sought compensatory and punitive damages, alleged that Shand and, in certain respects, the Company breached duties to and agreements with Mutual Fire. The rehabilitator sought damages estimated at approximately $234 million.

    On March 27, 1995, the Company, Shand and the rehabilitator entered into a settlement agreement which was subsequently approved by the Courts and which terminated the rehabilitator's litigation and released the Company and Shand from any further claims by the rehabilitator. Under the terms of the settlement, the Company paid $12 million in cash and issued a $35 million six-year zero coupon note. In addition, in 1995 Shand returned $4.6 million of trusteed assets to the rehabilitator and the rehabilitator has eliminated any right of set-offs previously estimated to be $4.7 million. The Mutual Fire settlement agreement includes certain features protecting the Company from potential exposure to claims for contribution brought by third parties and expenses arising out of such claims.

    Although the Company's professional liability underwriters have denied coverage for the Mutual Fire lawsuit, the Company has instituted a declaratory judgment action attempting to validate coverage (ALEXANDER & ALEXANDER SERVICES INC. AND ALEXANDER & ALEXANDER INC. V. THOSE CERTAIN UNDERWRITERS AT LLOYD'S OF LONDON, SUBSCRIBING TO INSURANCE EVIDENCED BY POLICY NUMBERS 879/P. 31356 AND 879/P. 35349 AND ASSICURAZIONI GENERALI, S.P.A., No. 92 Civ. 6319 (F.D.N.Y.). All required documents in this case have been submitted to the Court, and the Company is awaiting a decision on the matter.

    Under the 1987 agreement with the purchaser of Shand, the Company agreed to indemnify the purchaser against certain contingencies, including, among others,
(i) losses arising out of pre-sale transactions between Shand or Shand's subsidiaries, on the one hand, and Mutual Fire, on the other, and (ii) losses arising out of pre-sale errors or omissions by Shand or Shand's subsidiaries. The Company's obligations under the indemnification provisions in the 1987 sales agreement were not limited as to amount or duration.

    Starting in late 1992, the purchaser of Shand had asserted a number of claims under both the Mutual Fire indemnification provision and the errors and omissions indemnification provision of the sales agreement. During 1995 most of those claims have been resolved by a series of settlement agreements, involving the settlement or release of (a) claims relating to reinsurance recoverables due to Shand's subsidiaries from Mutual Fire, (b) claims relating to deterioration of reserves for business written by Mutual Fire and ceded to Shand's subsidiaries, and (c) a number of potential errors and omissions claims by third-party reinsurers against Shand. Under the settlement agreement entered into in January 1995, covering the errors and omissions claims by third-party reinsurers, the Company obtained from the purchasers of Shand a release and limitation of indemnification obligations relating to certain third-party errors and omissions claims, and restructured the contractual relationship with the purchaser so that the parties' future interests as to third-party claims are more closely aligned. The Company paid $14 million in cash, issued a five-year interest bearing note in the principal amount of $14 million and expected to pay a contingent obligation of $4.5 million. In June 1995, the $14 million note payable was prepaid in whole. The remaining contingent note payable of $4.5 million was paid in full in September 1995.

    Notwithstanding these settlements, the limitation of certain contract obligations and the restructuring of the parties' relationship, some of the Company's indemnification provisions under the 1987 agreement are still in effect. As a result, there remains the fifty-one
--------------------------------------------------------------------------------


possibility of substantial exposure under the indemnification provisions of the 1987 agreement, although the Company, based on current facts and circumstances, believes the possibility of a material loss resulting from these exposures is remote.

    In November 1993, a class action suit was filed against the Company and two of its then directors and officers, Tinsley H. Irvin and Michael K. White, in the United States District Court for the Southern District of New York under the caption HARRY GLICKMAN V. ALEXANDER & ALEXANDER SERVICES INC., ET AL. (Civil Action No. 93 Civ. 7594). On January 6, 1995, the plaintiff filed a second amended complaint which, among other things, dropped Mr. White as a defendant. The second amended complaint purports to assert claims on behalf of a class of persons who purchased the Company's Common Stock during the period May 1, 1991 to November 4, 1993, alleging that during this period the Company's financial statements contained material misrepresentations as a result of inadequate reserves established by the Company's subsidiary, Alexander Consulting Group Inc., for unbillable work-in-progress. The second amended complaint seeks damages in an unspecified amount, as well as attorneys' fees and other costs, for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. In response to the second amended complaint, the Company filed a motion to dismiss. A hearing on the Company's motion to dismiss was held on January 26, 1996. On February 27, 1996 the Company's motion to dismiss was granted and plaintiff was denied leave to replead. Plaintiff has until April 1, 1996 to appeal the verdict. Should plaintiff appeal, management will vigorously defend the matter as management believes there are valid defenses to the allegations set forth in the amended complaint. The Company currently believes that this action is covered by the Company's insurance program and that the reasonably possible loss that might result, if any, would not be material to the Company's financial position or results of operations.

    These contingent liabilities involve significant amounts. While it is not possible to predict with certainty the outcome of such contingent liabilities, the applicability or availability of coverage for such matters under the Company's professional indemnity insurance program, or their financial impact on the Company, management currently believes that such impact will not be material to the Company's financial position. However, it is possible that future developments with respect to these matters could have a material effect on future interim or annual results of operations.

    Under the Series B Convertible Preferred Stock Purchase Agreement, as amended, the Company has agreed to make certain payments to the purchaser pursuant to indemnifications given with respect to tax payments and reserves in excess of recorded tax reserves as of March 31, 1994. The Company's potential exposures under the indemnification, individually or in the aggregate, are limited to $10 million. As a result of this indemnification, the Company has classified $10 million of the proceeds from the issuance of the Series B Convertible Preferred Shares outside stockholders' equity until such time as the indemnification, if any, is satisfied or terminated.

fifty-two
--------------------------------------------------------------------------------


15.  BUSINESS SEGMENTS
     -----------------

Segment information is provided for the Company's two reportable industry segments, Insurance Services and Human Resource Management Consulting.

     Insurance Services operations include risk management and insurance services, specialist insurance and reinsurance broking.

     Human Resource Management Consulting includes a variety of human resource management consulting services, including actuarial and benefit plan consulting services, flexible compensation consulting, communications and management consulting services, executive planning services and human resource organizational analysis, as well as brokerage services for group health and welfare coverages.

     The following tables present information about the Company's operations by business segment and geographical areas for each of the three years in the period ended December 31, 1995:

BUSINESS SEGMENTS

-----------------------------------------------------------------------------------------------------
                              Operating   Operating      Identifiable     Depreciation        Capital
                               Revenues      Income(a)         Assets   & Amortization   Expenditures
-----------------------------------------------------------------------------------------------------
1995
Insurance services             $1,071.8      $143.4          $2,667.6            $39.4          $25.2
Human resource management
   consulting                     210.6        10.0             125.5              6.1            3.0
General corporate                    --       (30.7)            149.3              0.6           (0.5)
------------------------------------------------------------------------------------------------------
                               $1,282.4      $122.7          $2,942.4            $46.1          $27.7
=====================================================================================================
1994
Insurance services             $1,113.2      $(12.2)         $2,525.4            $44.7          $19.0
Human resource management
   consulting                     210.7       (19.1)            130.3              6.0            2.9
General corporate                    --       (51.6)            290.0              0.5           (0.4)
------------------------------------------------------------------------------------------------------
                               $1,323.9      $(82.9)         $2,945.7            $51.2          $21.5
=====================================================================================================
1993
Insurance services             $1,128.6      $ 92.9          $2,544.1            $48.3          $21.0
Human resource management
   consulting                     213.0        (7.5)            121.4              5.6            4.0
General corporate                    --       (33.1)            128.3              0.6            1.0
-----------------------------------------------------------------------------------------------------
                               $1,341.6      $ 52.3          $2,793.8            $54.5          $26.0
=====================================================================================================

(a) Includes restructuring/special charges of $15.7 million and $56.3 million for 1995 and 1994, respectively, in insurance services, $1.4 million and $8.3 million for 1995 and 1994, respectively, in human resource management consulting and $0.5 million and $4.4 million for 1995 and 1994, respectively, in general corporate as described in Notes 3 of Notes to Financial Statements.

                                                                     fifty-three
--------------------------------------------------------------------------------

GEOGRAPHICAL AREAS:
--------------------------------------------------------------------------------
                                   Operating     Operating          Identifiable
                                    Revenues        Income(a)(b)          Assets
--------------------------------------------------------------------------------
1995
United States                       $  608.2        $ 36.1              $  895.5
United Kingdom                         317.5          55.1               1,092.3
Canada, principally Reed
   Stenhouse Cos. Ltd                  121.2          21.7                 201.2
Other countries                        235.5          40.5                 604.1
General corporate                         --         (30.7)                149.3
--------------------------------------------------------------------------------
                                    $1,282.4        $122.7              $2,942.4
================================================================================
1994
United States                       $  685.4        $(78.8)             $  904.2
United Kingdom                         312.5          19.4               1,065.8
Canada, principally Reed
   Stenhouse Cos. Ltd                  118.9          10.0                 191.0
Other countries                        207.1          18.1                 494.7
General corporate                         --         (51.6)                290.0
--------------------------------------------------------------------------------
                                    $1,323.9        $(82.9)             $2,945.7
================================================================================
1993
United States                       $  727.1        $(11.8)             $1,029.2
United Kingdom                         315.5          64.1                 987.8
Canada, principally Reed
   Stenhouse Cos. Ltd                  120.9          13.0                 208.1
Other countries                        178.1          20.1                 440.4
General corporate                         --         (33.1)                128.3
--------------------------------------------------------------------------------
                                    $1,341.6        $ 52.3              $2,793.8
================================================================================

(a) The 1995 special charges referred to in Note 3 of Notes to Financial Statements have been allocated to their respective geographical areas in 1995, including $16 million in the U.S., $1 million in the U.K., $0.1 million in other countries and $0.5 million in general corporate.
(b) The 1994 restructuring charges referred to in Note 3 of Notes to Financial Statements have been allocated to their respective geographical areas in 1994, including $31.8 million in the U.S., $21.9 million in the U.K., $4 million in Canada, $6.9 million in Other Countries and $4.4 million in general corporate.

fifty-four
--------------------------------------------------------------------------------


16.  QUARTERLY FINANCIAL DATA (UNAUDITED)
     ------------------------------------

Quarterly operating results for 1995 and 1994 are summarized below (in millions, except per share data).

                                                       Income
                                                  (Loss) from            Net
          Operating              Operating         Continuing         Income
           Revenues          Income (Loss)         Operations         (Loss)
----------------------------------------------------------------------------
1995
1st        $  324.2               $  41.7             $  41.7        $  41.7
2nd           328.1                  39.2                22.7           22.7
3rd           299.7                  27.6                17.5           17.5
4th           330.4                  14.2                 7.5            7.5(a)
----------------------------------------------------------------------------
Year       $1,282.4               $ 122.7             $  89.4        $  89.4
----------------------------------------------------------------------------
1994
1st        $  323.0               $   5.2             $  (1.8)       $  (4.4)
2nd           335.1                  14.6                 3.8           (2.2)(b)
3rd           332.6                   4.2                 0.1          (20.8)(c)
4th           333.2                (106.9)             (109.3)        (111.3)(d)
-----------------------------------------------------------------------------
Year       $1,323.9               $ (82.9)            $(107.2)       $(138.7)
=============================================================================

Per             Income    Primary         Fully
Share of   (Loss) from        Net   Diluted Net
Common      Continuing   Earnings      Earnings
Stock       Operations     (Loss)        (Loss)   Dividends       High       Low
--------------------------------------------------------------------------------
1995
1st              $ .80      $ .80         $ .69       $.025    $23 3/4   $18 1/2
2nd                .37        .37           .36        .025     26 7/16   22 1/8
3rd                .25        .25           .25        .025     25 1/2    22 3/8
4th                .02        .02(a)        .02        .025     24 3/8    18 5/8
--------------------------------------------------------------------------------
Year            $ 1.44      $1.44        $ 1.42(e)    $.100
--------------------------------------------------------------------------------
1994
1st             $ (.09)    $ (.15)       $ (.15)      $.250    $22 3/4   $17 1/4
2nd                .04       (.10)(b)      (.10)       .025     18 1/8    14
3rd               (.11)      (.58)(c)      (.58)       .025     20 7/8    16
4th              (2.61)     (2.66)(d)     (2.66)       .025     21 1/2    18 1/2
--------------------------------------------------------------------------------
Year            $(2.79)(e) $(3.51)(e)    $(3.51)(e)   $.325
================================================================================

(a) Includes a charge of $17.6 million ($11.2 million after-tax or $0.25 per share) for restructuring and other special charges related primarily to the acquisition of certain U.S. operations from Jardine Insurance Brokers, Inc. (see Note 3 of Notes to Financial Statements).
(b) Includes a charge of $6 million, or $.14 per share, relating to the Company's discontinued operations (see Note 6 of Notes to Financial Statements).
(c) Includes a loss from discontinued operations of $20.9 million, or $.47 per share, relating to an agreement in principle to resolve certain indemnity obligations to Sphere Drake (see Note 6 of Notes to Financial Statements).
(d) Includes charges of $163.6 million ($106.6 million after-tax or $2.43 per share) for restructuring, contingency settlements and other reserves.
(e) Full year earnings per share amounts do not equal the sum of the quarterly amounts due to changes in weighted average shares during the periods.

                                                                      fifty-five
--------------------------------------------------------------------------------

Investor Information


CORPORATE HEADQUARTERS                              EXCHANGE LISTINGS
Alexander & Alexander Services Inc.                 Alexander & Alexander's Common Stock is listed
1185 Avenue of the Americas                         on the New York Stock Exchange (symbol: AAL) and
New York, NY 10036                                  the London Stock Exchange Ltd. (symbol: ALXA). Its
                                                    Class C Common Stock is listed on the London Stock
ANNUAL MEETING OF STOCKHOLDERS                      Exchange Ltd. Reed Stenhouse's RSC Class 1 Special
Stockholders are invited to attend                  Shares (associated with the shares of Alexander &
our annual meeting on Thursday, May 16, at          Alexander's Class A Common Stock) are listed on
9:30 a.m., at the McGraw-Hill Building              the Toronto Stock Exchange and Montreal Stock
Auditorium, 1221 Avenue of the Americas,            Exchange.
2nd floor, New York City.
                                                    TRANSFER AGENTS AND REGISTRARS
APPROXIMATE NUMBER OF EQUITY SECURITY HOLDERS       Stockholders inquiring about security transfer
As of March 1, 1996, there were approximately 2,761 matters, dividend payments, address corrections
record holders of the Company's Common Stock, 453   and other issues related to their account should
beneficial holders of Class A Common Stock and      contact:
1,100 record holders of Class C Common Stock.       First Chicago Trust Company
                                                       of New York
                                                    P.O. Box 2500
                                                    Jersey City, N.J. 07303-2500

                                                    The R-M Trust Company
                                                    Balfour House
                                                    390 High Road
                                                    Ilford, Essex IGI INQ
                                                    England

                                                    Montreal Trust Company
                                                      of Canada
                                                    151 Front Street West
                                                    Toronto, Ontario M5J 2N1
                                                    Canada




FINANCIAL AND INVESTOR INFORMATION
Copies of our annual and quarterly
reports, and Forms 10-K and 10-Q
may be obtained by contacting
Corporate Communications in New
York at (212) 444-4583; facsimile
(212) 444-4697, or Public & Client
Relations in London at
44 (171) 623 5500; facsimile 44 (171) 623 1178.
Our internet address is alexalex@attmail.com.

Investors, securities analysts and
others desiring additional financial
information should contact Alan
Kershaw, Vice President and Treasurer,
at (410) 363-5873; facsimile (410) 363-5300.
In Europe, contact Peter R.J.
Tritton, Director, Public &
Client Relations, Alexander & Alexander
Services UK plc, at 44 (171) 623 5500;
facsimile 44 (171) 626 1178.

For a complete listing of
our capabilities and services,
please visit our website
at http://www.alexalex.com.

AUDITORS

Deloitte & Touche LLP



Fifty-Six
--------------------------------------------------------------------------------

Key Company & Subsidiary Officers

Frank G. Zarb*                               David A. Jones                                 Alice L. Russell
CHAIRMAN OF THE BOARD, PRESIDENT & CHIEF     VICE PRESIDENT & ASSISTANT GENERAL COUNSEL     CORPORATE SECRETARY
EXECUTIVE OFFICER                            ALEXANDER & ALEXANDER SERVICES INC.            ALEXANDER & ALEXANDER SERVICES INC.
ALEXANDER & ALEXANDER SERVICES INC.
                                             R. Alan Kershaw*                               Mark J. Schneiderman*
Lawrence E. Burk*                            VICE PRESIDENT & TREASURER                     SENIOR VICE PRESIDENT, HUMAN RESOURCES
CHAIRMAN, PRESIDENT  &                       ALEXANDER & ALEXANDER SERVICES INC.            ALEXANDER & ALEXANDER SERVICES INC.
CHIEF EXECUTIVE OFFICER
ALEXANDER & ALEXANDER INC.                   Edward F. Kosnik*                              Donald L. Seeley*
                                             SENIOR EXECUTIVE VICE PRESIDENT &              SENIOR VICE PRESIDENT
Elliot S. Cooperstone*                       CHIEF FINANCIAL OFFICER                        ALEXANDER & ALEXANDER SERVICES INC.
EXECUTIVE VICE PRESIDENT &                   ALEXANDER & ALEXANDER SERVICES INC.            PRESIDENT & CHIEF EXECUTIVE OFFICER
CHIEF ADMINISTRATIVE OFFICER                                                                THE ALEXANDER CONSULTING GROUP INC.
ALEXANDER & ALEXANDER SERVICES INC.          Peter K. Lathrop
EXECUTIVE VICE PRESIDENT &                   VICE PRESIDENT, TAXES                          Albert A. Skwiertz, Jr.*
CHIEF OPERATING OFFICER                      ALEXANDER & ALEXANDER SERVICES INC.            SENIOR VICE PRESIDENT, GENERAL COUNSEL &
ALEXANDER & ALEXANDER INC.                                                                  ASSISTANT SECRETARY
                                             Paul E. Lavin                                  ALEXANDER & ALEXANDER SERVICES INC.
Kenneth J. Davis*                            VICE PRESIDENT, OPERATIONS PLANNING
EXECUTIVE VICE PRESIDENT                     ALEXANDER & ALEXANDER SERVICES INC.            Richard P. Sneeder, Jr.*
ALEXANDER & ALEXANDER SERVICES INC.                                                         VICE PRESIDENT & CONTROLLER
CHAIRMAN                                     Dennis L. Mahoney*                             ALEXANDER & ALEXANDER SERVICES INC.
GLOBAL RETAIL BOARD                          EXECUTIVE VICE PRESIDENT
                                             ALEXANDER & ALEXANDER SERVICES INC.            Kenneth J. Tesi
Timothy P. S. Gibson                         DEPUTY CHAIRMAN & GROUP CEO                    VICE PRESIDENT & DIRECTOR
CHIEF EXECUTIVE OFFICER                      ALEXANDER HOWDEN GROUP LIMITED                 CORPORATE AUDITING
ALEXANDER & ALEXANDER LIMITED                                                               ALEXANDER & ALEXANDER SERVICES INC.
ASIA PACIFIC REGION                          Michael J. McKeon
                                             SENIOR VICE PRESIDENT &                        Alan E. Williams*
James S. Horrick*                            CHIEF INFORMATION OFFICER                      CHAIRMAN, MARINE & AVIATION
PRESIDENT & CHIEF EXECUTIVE OFFICER          ALEXANDER & ALEXANDER SERVICES INC.            ALEXANDER HOWDEN GROUP LIMITED
ALEXANDER & ALEXANDER/REED STENHOUSE
COMPANIES LIMITED                            Stephen H. Meyers
                                             VICE PRESIDENT, FINANCE &
Ronald A. Iles*                              ASSISTANT SECRETARY
DEPUTY CHAIRMAN OF THE BOARD                 ALEXANDER & ALEXANDER SERVICES INC.            *FOR THE PURPOSES OF FEDERAL SECURITIES
ALEXANDER & ALEXANDER SERVICES INC.                                                         LAW, AT DECEMBER 31, 1995, SUCH PERSONS
CHAIRMAN                                                                                    WERE DEEMED "EXECUTIVE OFFICERS" OF THE
ALEXANDER HOWDEN GROUP LIMITED               Dan R. Osterhout*                              COMPANY AS DEFINED BY RULE 3B-7 OF THE
                                             SENIOR VICE PRESIDENT                          SECURITIES EXCHANGE ACT OF 1934.
                                             ALEXANDER & ALEXANDER SERVICES INC.
                                             CHAIRMAN & CHIEF EXECUTIVE OFFICER
                                             ALEXANDER UNDERWRITING SERVICES INC.

